SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

04030485

18 May 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant General Counsel

Encs

dlw 6/15

MASNET No. 1 OF 06.05.2004
Announcement No. 1

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - RESULTS FOR THE FOURTH QUARTER AND THE FINANCIAL YEAR ENDED 31 MARCH 2004 - NEWS RELEASE

Attached is the news release on the Singapore Telecommunications Limited Group's results for the fourth quarter and year ended 31 March 2004.

NR06May04-Financial Results.p

Submitted by Chan Su Shan (Ms), Company Secretary on 06/05/2004 to the SGX

SingTel

News Release

The SingTel Group's results for the quarter and year ended 31 March 2004

All-time high operating revenue of S$12 billion and net profit of S$4.5 billion for the year
For the quarter, encouraging trends in Singapore, continued margin expansion in Australia

Singapore, 6 May 2004 – Singapore Telecommunications Limited (SingTel) today announced its audited results for the quarter and the year ended 31 March 2004.

Highlights

Year ended:	Mar 2004 (S$ million)	Mar 2003 (S$ million)	Change
Operating revenue	11,995	10,259	16.9%
Operational EBITDA	4,288	3,743	14.6%
Share of associates' ordinary earnings	1,444	775	86.5%
Earnings before interest, tax, depreciation and amortisation (EBITDA)	5,745	5,112	12.4%
Net profit after tax (pre-goodwill & exceptionals)	2,852	2,167	31.6%
Net profit after tax	4,485	1,401	220%
Quarter ended:	**Mar 2004 (S$ million)**	**Mar 2003 (S$ million)**	**Change**
Operating revenue	3,164	2,729	15.9%
Operational EBITDA	1,107	952	16.3%
Share of associates' ordinary earnings	385	252	52.9%
Earnings before interest, tax, depreciation and amortisation (EBITDA)	1,557	1,311	18.8%
Net profit after tax (pre-goodwill & exceptionals)	701	617	13.5%
Net profit after tax	1,961	313	527%

Results for the year ended 31 March 2004

Operating revenue for the SingTel Group was a record S$12.0 billion, a 17 per cent year on year increase. Net profit after tax more than tripled to S$4.49 billion, another all-time high. On a pre-goodwill basis, it rose 2.5 times to S$5.14 billion.

The robust results were boosted by a S$2.03 billion gain – pre-tax and pre-minority interests – on SingTel's disposal of its entire shareholding in Belgacom. Even excluding exceptional items, the Group's net profit (pre-goodwill) was still a record at S$2.85 billion, a 32 per cent increase compared to last year. Operational EBITDA grew a healthy 15 per cent.

Mr Lee Hsien Yang, SingTel's President and CEO, said: "This has been an exceptional year for the SingTel Group. Our successful strategy to achieve geographical diversification of our business has contributed to the Group continuing its strong financial performance. I am delighted to report a set of results that has exceeded all of our key objectives at the beginning of the financial year.

"The Singapore business generated very strong cash flow and despite very difficult market conditions – including the Sars outbreak – we still managed to maintain a very healthy operational EBITDA margin.

"In Australia, SingTel Optus is now making a healthy contribution to the Group's earnings and cash flows. A year ago, we had set a medium term target of 30 per cent operational EBITDA margin. Optus achieved this in the final quarter of this year.

"Our regional mobile associates continued their rapid growth, increasing their combined subscriber base by 42 per cent and raising the contributions from their ordinary operations to the Group's earnings by 70 per cent."

Reflecting the growing importance of the Group's international business, proportionate revenues from outside Singapore accounted for 75 per cent of the Group's enlarged revenue (FY03: 65 per cent), while 66 per cent of proportionate EBITDA came from overseas (FY03: 51 per cent).

Results for the quarter ended 31 March 2004

The Group's revenue for the quarter rose a strong 16 per cent to S$3.16 billion. Operational EBITDA also increased by 16 per cent to S$1.11 billion. Substantial improvements in Optus' margins and the impact of a stronger Australian dollar mitigated margin declines in the Singapore business.

Contributions from the ordinary operations of the Group's associates amounted to S$385 million, an increase of 53 per cent compared to the same quarter last year.

Exceptional tax credits of $83 million were recognised, comprising S$52 million relating to the reduction in Singapore's corporate tax rate to 20 per cent and a S$31 million credit recorded by Optus following an increase in the tax base of its depreciable assets.

Net profit for the quarter rose sharply, by more than six times, to S$1.96 billion as a result of significant gains recognised upon the disposal of the Group's stake in Belgacom. This was partially offset by a S$261 million impairment charge for the cable network assets of subsidiary C2C.

Excluding exceptional items and goodwill, net profit still rose by a healthy 14 per cent to S$701 million.

SingTel

Operating results in Singapore

The Singapore business generated free cash flow of S$1.93 billion for the year, about 25 per cent ahead of its target. As a result of tight cost controls, operational EBITDA margins were maintained at 50 per cent.

Operating revenue for the fourth quarter was S$1.03 billion, a dip of 4.8 per cent year on year, excluding revenue from SingPost and Yellow Pages last year. This was a smaller contraction compared to the 8.4 per cent decline in the preceding quarter. While revenue contributions from data, Internet and mobile services improved, those from international telephone and IT & engineering services continued to weaken.

Compared to the preceding quarter, revenue grew 5.3 per cent as revenues from data and mobile services were stable and IT revenues enjoyed a seasonal rebound. Excluding IT services, the operational EBITDA margin for the quarter was 51 per cent.

For the quarter, revenue from **data and Internet** services increased by 1.9 per cent to S$279 million, reversing the trend of revenue declines seen in the preceding quarters. International leased circuits revenue dropped compared to the same quarter last year but was stable compared to the preceding quarter.

Demand for SingTel's ADSL lines remained strong, rising 59 per cent year on year to hit 258,000 lines. Broadband revenue increased 85 per cent to S$65 million, more than offsetting the 25 per cent decline in dial-up services which generate lower average revenue per user (ARPU).

Revenue from **mobile communications** services improved 2.7 per cent for the quarter to S$209 million. ARPU from postpaid subscribers increased by S$2 compared to a year ago partly due to higher minutes of use which increased about 8 per cent year on year and the retention of higher value customers.

The postpaid churn per month rose to 2.0 per cent for the quarter following the one-time termination of 20,000 inactive subscribers on the expiry of a promotion scheme. As a result, the number of subscribers on SingTel's mobile networks slipped slightly to 1.52 million.

Revenue from **international telephone** services declined 12 per cent for the quarter to S$180 million. The number of international outgoing minutes was higher compared to the last corresponding and the preceding quarters but this was not sufficient to offset the declines in collection rates and inpayments.

For the quarter, revenue from **IT & engineering** services fell 13 per cent year on year to S$168 million. While IT revenues in Singapore were stable, the contribution from China declined sharply. Compared to the preceding quarter, IT revenue grew strongly by 49 per cent as the fourth quarter is traditionally a strong quarter for this segment.

SingTel continued to manage its operating expenses and capital expenditure very carefully. Excluding SingPost and Yellow Pages, **operating expenses** for the quarter fell 1.4 per cent year on year.

SingTel

Staff costs increased by 2.0 per cent due to accruals for the new performance share plan even though headcount was lower and there was a reduction in CPF contributions. Selling and admin expenses fell 4.3 per cent due to lower expenses for bad and doubtful debts and lower advertising expenses.

For the year, capital expenditure at S$293 million was just 7 per cent of operating revenue.

Operating results in Australia

Optus delivered another impressive set of financial results – reporting strong growth in net profit, revenue and cash flow. And increased market share in all divisions.

Net profit (before exceptional tax items) for the year was A$440 million, up A$412 million compared to the previous year's A$28 million.

Revenue for the year was up 15 per cent to A$6.36 billion (excluding the C1 Defence contract). Operational EBITDA grew 38 per cent to A$1.86 billion and margins expanded to 29.3 per cent, up 4.9 percentage points.

Free cash flow for the year was A$1.11 billion, up 101 per cent compared to A$551 million for last year. Two years ago there was a A$612 million cash flow deficit.

This year, Optus had a A$1 billion capex target and comfortably met this with cash capex spend at A$833 million. The capex to revenue ratio was 13 per cent.

"Optus committed at the beginning of the year to maintain our double-digit growth, increase margins and take market share," Optus Chief Executive, Mr Chris Anderson said. "We have exceeded all these targets – with net profit and revenue growth, margin expansion and increases in market share across all divisions.

"We are strongly cash flow positive and growing at three times the market," Mr Anderson said.

"All Optus divisions reported stronger margins than the same quarter last year. Optus Mobile continues to contribute the majority of Optus' operational EBITDA, but margin improvements in Optus Business and Wholesale, and Consumer and Multimedia resulted in each division making a healthy contribution."

Optus Mobile delivered another quarter of profitable growth with total revenues for the quarter up 12 per cent to A$887 million including mobile service revenues up 15 per cent to A$816 million. Mobile's operational EBITDA margin improved to 38 per cent for the quarter. Mobile customer numbers increased 18 per cent to 5.6 million with postpaid minutes of use up by 5.8 per cent.

Data revenues and total SMS volumes both grew by more than 20 per cent. Data revenues grew to 15 per cent of service revenue. Postpaid ARPU was up 4.1 per cent for the quarter.

Mobile capital expenditure for the year was A$278 million. Optus continued its extensive base station rollout program, adding 381 base stations throughout the year with many in regional areas.

SingTel

Revenue for **Optus Business and Wholesale** grew 13 per cent to A$398 million this quarter (excluding the C1 Defence contract) with both divisions announcing important customer wins including the Queensland Government - SmartNet, Amatek, Commonwealth Bank of Australia (CBA), Health Insurance Commission and Sky New Zealand. The combined margin increased to 28 per cent, driven by EBITDA growth of over 45 per cent.

Optus Business continues to make gains in the competitive corporate market with revenue growth of 15 percent – this was the highest quarterly growth rate since December 2002. Business voice revenues increased by 18 per cent compared to the same quarter last year. Satellite revenues increased by 19 per cent with a full quarter's contribution from C1 transponders leased to Foxtel.

Optus Wholesale reported a 9.1 per cent increase in revenue compared to the same quarter last year.

Consumer and Multimedia (CMM) reported another excellent quarter. Revenue growth was strong at 13 per cent, resulting in revenue of A$379 million for the quarter.

CMM delivered a record free cash flow of A$31 million for the quarter and A$102 million for the year. Two years ago, its free cash flow was a negative A$415 million.

Off network voice revenue grew by 18 per cent to A$180 million and DSL and dial up Internet revenue grew by an impressive 28 per cent to A$30 million. HFC revenue grew by 5.6 per cent reflecting a higher bundling rate and increases in ARPU.

The launch of OptusNet DSL in March has stimulated broadband growth with Optus adding 70 per cent more new cable modem and DSL customers in the fourth quarter than in the December 2003 quarter. Total Internet customers increased to 674,000, up 14 per cent on the same quarter last year.

Associated companies

SingTel's overseas investments continued to report very strong results. For the year, the Group's share of pre-tax earnings from the ordinary operations of its associates was a record S$1.44 billion, an increase of 87 per cent compared to last year. About two thirds, or S$927 million, came from AIS, Bharti, Globe and Telkomsel.

For the quarter, SingTel's four regional mobile associates contributed S$259 million of ordinary profits, an increase of 55 per cent. Telkomsel, with S$131 million, was the largest contributor, followed by AIS with S$65 million.

The number of mobile customers served by SingTel, Optus and associated companies in the region increased 37 per cent during the year to 47.3 million, the biggest subscriber base outside of China and Japan. As at 31 March 2004, AIS had 13.9 million subscribers; Telkomsel, 10.7 million; Globe, 9.1 million and Bharti, 6.5 million.

SingTel

For the year, SingTel's proportionate share of revenue from its four regional mobile associates jumped 30 per cent to S$2.47 billion. The proportionate share of EBITDA rose 56 per cent to S$1.45 billion, accounting for 21 per cent of the Group's total proportionate EBITDA of S$7.06 billion.

The Group is receiving an increasing portion of profits from its associates in the form of dividends. During the year, it received a total of S$680 million in cash dividends from its associates, compared to S$272 million last year. Dividends from its regional mobile associates alone more than tripled to S$223 million.

SingTel has had an excellent track record with its overseas investments. An example of this is Belgacom, which SingTel completely divested in March. SingTel acquired a 12.15 per cent stake in Belgacom in 1996 for S$837 million. Over the years, the Group received S$520 million in dividends and another S$2.28 billion in proceeds from Belgacom's IPO as well as related share buybacks. This gives a compound annual cash return of 17 per cent for the investment.

Conclusion

Mr Lee said: "While we have reported record results with a record distribution to shareholders[1], our medium term target of double digit earnings growth remains.

"The Singapore business should continue to generate strong and reliable cash flows while in Australia, we expect Optus to maintain its strong operational momentum.

"We are extremely pleased with the success of the Group's international expansion strategy which has helped to drive double digit earnings growth. Optus has executed a dramatic turnaround in its financial performance and we expect our regional mobile associates to continue to grow strongly.

"SingTel is well placed to continue to deliver on its commitment to create value as a blue chip growth stock."

Please refer to the Group's Management Discussion and Analysis document (available at www.singtel.com/investor) for more details of the results including a full commentary on the Group's outlook for the next financial year.

~~~~~~~~~~~~~~~~~~

[1] Please see separate SingTel news release on a proposed capital reduction and the final dividend for FY 2004.
~~~~~~~~~~~~~~~~~~

MASNET No. 2 OF 06.05.2004
Announcement No. 2

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - RESULTS FOR THE FOURTH QUARTER AND THE FINANCIAL YEAR ENDED 31 MARCH 2004 - ANNOUNCEMENT TO SGX AND ASX

Attached is an announcement to the Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited on the results for the fourth quarter and financial year ended 31 March 2004 for Singapore Telecommunications Limited and its subsidiary companies.

4th qtr - SGX.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 06/05/2004 to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES

SGX "APPENDIX 7.2" ANNOUNCEMENT
ASX "APPENDIX 4E" PRELIMINARY FINAL REPORT
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 MARCH 2004

Contents **Page**

Results for announcement to the market (Appendix 4E).. 1
Consolidated income statements.. 2
Balance sheets (Group and Company).. 3
Consolidated statement of changes in equity.. 4
Statement of changes in equity.. 7
Consolidated cash flow statements.. 9
Selected notes to the financial report.. 13
Dividends.. 26
Group segment information.. 27
Associated companies of the Group.. 30
Joint venture companies of the Group.. 31
Auditors' report.. 33

RESULTS FOR ANNOUNCEMENT TO THE MARKET (APPENDIX 4E)
FOR THE FINANCIAL YEAR ENDED 31 MARCH 2004

Group	Year ended 31 March 2004 S$ mil	Year ended 31 March 2003 S$ mil	Percentage change
Revenue from ordinary activites	11,994.7	10,258.7	16.9%
Profit from ordinary activities after taxation	4,484.8	1,400.5	220.2%
Net profit attributable to shareholders	4,484.8	1,400.5	220.2%
Net tangible assets per ordinary share (cents)	43.21	16.80	157.2%

Group	Amount per security (SGD cents)	Franked amount per security (SGD cents)
Dividend per share		
- final	6.4 (1)	Nil (2)
- interim	Nil	Nil

Record date for determining entitlements to dividends	To be announced later

<u>Note</u>:
(1) Amount per security is gross of Singapore corporate tax of 20% or 1.28 cents.
(2) Nil for Australian shareholders as they will not be able to obtain tax credit or rebate in their Australian tax return for the tax deducted at source.

The financial position as at 31 March 2004 and the results for the financial year ended 31 March 2004 presented in this announcement have been audited in accordance with Singapore Standards on Auditing.

The auditors' report on the full financial statements is on page 33 of this announcement.

CONSOLIDATED INCOME STATEMENTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 MARCH 2004

	Notes	Quarter 31 March 2004 S$ mil (Unaudited)	Quarter 31 March 2003 S$ mil (Unaudited)	Year 31 March 2004 S$ mil (Audited)	Year 31 March 2003 S$ mil (Audited)
Operating revenue		3,163.9	2,729.0	11,994.7	10,258.7
Operating expenses	2	(2,078.2)	(1,779.2)	(7,768.3)	(6,562.2)
Other income	3	21.3	1.7	61.7	46.2
Operational EBITDA [1]		**1,107.0**	**951.5**	**4,288.1**	**3,742.7**
Compensation from IDA		84.2	84.2	337.0	337.0
Amortisation of goodwill on acquisition of subsidiary companies		(141.4)	(126.9)	(565.7)	(555.6)
Depreciation and other amortisation	4	(515.2)	(473.5)	(1,875.2)	(1,763.2)
		534.6	**435.3**	**2,184.2**	**1,760.9**
Exceptional items	5	1,673.4	(926.4)	2,540.7	(1,027.4)
Profit/(Loss) on operating activities		**2,208.0**	**(491.1)**	**4,724.9**	**733.5**
Associated and joint venture companies					
- share of ordinary results		385.2	252.0	1,444.3	774.6
- share of exceptional results	6	(19.9)	22.8	(324.5)	257.2
- amortisation of goodwill		(24.1)	(21.8)	(89.7)	(77.2)
		341.2	253.0	1,030.1	954.6
Profit/(Loss) before interest and tax		**2,549.2**	**(238.1)**	**5,755.0**	**1,688.1**
Interest and investment income	7	11.1	(7.9)	311.2	7.4
Interest on borrowings	8	(119.9)	(125.2)	(476.4)	(534.4)
Profit/(Loss) before tax		**2,440.4**	**(371.2)**	**5,589.8**	**1,161.1**
Taxation	9	(309.7)	424.2	(972.9)	(54.4)
Profit after tax		**2,130.7**	**53.0**	**4,616.9**	**1,106.7**
Minority interest		(169.7)	259.6	(132.1)	293.8
Profit attributable to shareholders		**1,961.0**	**312.6**	**4,484.8**	**1,400.5**
Net profit (before goodwill and exceptionals)	12	**700.6**	**617.0**	**2,852.2**	**2,167.1**
EBITDA [1]	13	**1,556.5**	**1,310.5**	**5,744.9**	**5,111.5**
Basic earnings per share (cents)	14	10.99	1.75	25.15	7.86
Basic earnings per share (cents) (before goodwill and exceptionals)	14	3.92	3.46	15.98	12.16
Diluted earnings per share (cents)	14	10.96	1.75	25.13	7.86

Note:
(1) EBITDA refers to earnings before interest, tax, depreciation and amortisation.

BALANCE SHEETS
AS AT 31 MARCH 2004

	Note	Group		Company	
		31 Mar 2004 S$ mil (Audited)	31 Mar 2003 S$ mil (Audited)	31 Mar 2004 S$ mil (Audited)	31 Mar 2003 S$ mil (Audited)
Current assets					
Cash and cash equivalents		3,161.9	949.4	1,852.9	489.4
Short term investments		460.7	107.9	5.0	20.0
Trade and other debtors		2,016.6	2,264.8	2,717.5	1,368.1
Due from ADSB Telecommunications B.V. (1)		2,468.8	-	-	-
Inventories		169.2	383.4	7.0	10.5
		8,277.2	**3,705.5**	**4,582.4**	**1,888.0**
Non-current assets					
Property, plant and equipment (net)		12,137.9	12,725.2	2,796.8	2,994.0
Goodwill on consolidation		9,736.2	10,294.9	-	-
Intangibles		592.9	521.4	4.3	4.6
Subsidiary companies		-	-	19,169.7	19,972.3
Associated companies		4,716.8	4,845.8	36.6	3.1
Joint venture companies		314.3	358.9	158.3	170.8
Long term investments		109.8	226.5	51.6	131.4
Deferred tax assets		893.8	953.4	-	-
Other non-current assets		78.3	38.9	32.1	25.3
		28,580.0	**29,965.0**	**22,249.4**	**23,301.5**
Total assets		**36,857.2**	**33,670.5**	**26,831.8**	**25,189.5**
Current liabilities					
Trade and other creditors		3,688.9	3,454.6	1,254.7	1,152.9
Provisions		18.2	18.5	-	-
Dividends payable to minority shareholders		173.3	-	-	-
Due to subsidiary companies		-	-	311.5	465.9
Borrowings (unsecured)	15	83.4	427.9	-	-
Borrowings (secured)	15	1,069.1	340.3	-	-
Current income tax		521.4	477.9	236.8	264.3
		5,554.3	**4,719.2**	**1,803.0**	**1,883.1**
Non-current liabilities					
Due to subsidiary companies		-	-	-	101.7
Borrowings (unsecured)	15	8,631.1	8,946.1	6,279.3	6,438.0
Borrowings (secured)	15	108.8	958.1	-	-
Deferred income tax		479.6	603.0	375.9	462.6
Deferred income		1,074.2	1,426.4	1,022.2	1,360.3
Advance billings		1,128.6	1,195.2	-	-
Other non-current liabilities		79.0	203.6	18.4	20.9
		11,501.3	**13,332.4**	**7,695.8**	**8,383.5**
Total liabilities		**17,055.6**	**18,051.6**	**9,498.8**	**10,266.6**
Net assets		**19,801.6**	**15,618.9**	**17,333.0**	**14,922.9**
Share capital and reserves					
Share capital		2,677.3	2,673.9	2,677.3	2,673.9
Reserves		17,074.9	12,796.1	14,655.7	12,249.0
Interest of shareholders of the Company		**19,752.2**	**15,470.0**	**17,333.0**	**14,922.9**
Minority interests		49.4	148.9	-	-
		19,801.6	**15,618.9**	**17,333.0**	**14,922.9**

Note (1) : Relates to the sales proceeds receivable from the Group's disposal of its associate, Belgacom S.A..

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE FOURTH QUARTER ENDED 31 MARCH 2004

Group - 2004 (Unaudited)	Share capital S$ mil	Share premium S$ mil	Capital redemption reserve S$ mil	Currency translation reserve S$ mil	Retained earnings S$ mil	Other reserve S$ mil	Total S$ mil
Balance as at 1 January 2004	2,674.5	4,854.6	9.2	838.8	11,505.9	(1,982.2)	17,900.8
Currency translation differences	-	-	-	(113.6)	-	-	(113.6)
Goodwill released on disposal of associated companies	-	-	-	-	(805.5)	779.0	(26.5)
Net (losses)/gains not recognised in the income statement	-	-	-	(113.6)	(805.5)	779.0	(140.1)
Net profit for the quarter	-	-	-	-	1,961.0	-	1,961.0
Total recognised (losses)/gains for the quarter	-	-	-	(113.6)	1,155.5	779.0	1,820.9
Issue of new shares	2.8	27.7	-	-	-	-	30.5
Balance as at 31 March 2004	2,677.3	4,882.3	9.2	725.2	12,661.4	(1,203.2)	19,752.2

Group - 2003 (Unaudited)	Share capital S$ mil	Share premium S$ mil	Capital redemption reserve S$ mil	Currency translation reserve S$ mil	Retained earnings S$ mil	Other reserve S$ mil	Total S$ mil
Balance as at 1 January 2003	2,673.9	4,848.8	9.2	(39.6)	9,434.3	(2,080.4)	14,846.2
Currency translation differences	-	-	-	249.9	-	-	249.9
Goodwill released on disposal and impairment	-	-	-	-	-	61.3	61.3
Net gains not recognised in the income statement	-	-	-	249.9	-	61.3	311.2
Net profit for the quarter	-	-	-	-	312.6	-	312.6
Total recognised gains for the quarter	-	-	-	249.9	312.6	61.3	623.8
Balance as at 31 March 2003	2,673.9	4,848.8	9.2	210.3	9,746.9	(2,019.1)	15,470.0

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE FINANCIAL YEAR ENDED 31 MARCH 2004

Group - 2004 (Audited)	Share capital S$ mil	Share premium S$ mil	Capital redemption reserve S$ mil	Currency translation reserve S$ mil	Retained earnings S$ mil	Other reserve S$ mil	Total S$ mil
Balance as at 1 April 2003	2,673.9	4,848.8	9.2	210.3	9,746.9	(2,019.1)	15,470.0
Currency translation differences	-	-	-	514.9	-	-	514.9
Goodwill released on disposal of associated companies	-	-	-	-	(805.5)	805.5	-
Adjustment to goodwill previously taken to reserves arising from recognition of deferred tax assets	-	-	-	-	-	10.4	10.4
Net gains/(losses) not recognised in the income statement	-	-	-	514.9	(805.5)	815.9	525.3
Net profit for the year	-	-	-	-	4,484.8	-	4,484.8
Total recognised gains for the year	-	-	-	514.9	3,679.3	815.9	5,010.1
Final dividends for 2002/2003	-	-	-	-	(764.8)	-	(764.8)
Issue of new shares	3.4	33.5	-	-	-	-	36.9
Balance as at 31 March 2004	2,677.3	4,882.3	9.2	725.2	12,661.4	(1,203.2)	19,752.2

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)
FOR THE FINANCIAL YEAR ENDED 31 MARCH 2004

Group - 2003 (Audited)	Share capital S$ mil	Share premium S$ mil	Capital redemption reserve S$ mil	Currency translation reserve S$ mil	Retained earnings S$ mil	Other reserve S$ mil	Total S$ mil
Balance as at 1 April 2002	2,673.9	4,848.8	9.2	22.9	9,111.1	(2,086.9)	14,579.0
Currency translation differences	-	-	-	187.4	-	-	187.4
Goodwill released on disposal and impairment	-	-	-	-	-	67.8	67.8
Net gains not recognised in the income statement	-	-	-	187.4	-	67.8	255.2
Net profit for the year	-	-	-	-	1,400.5	-	1,400.5
Total recognised gains for the year	-	-	-	187.4	1,400.5	67.8	1,655.7
Final dividends for 2001/2002	-	-	-	-	(764.7)	-	(764.7)
Balance as at 31 March 2003	2,673.9	4,848.8	9.2	210.3	9,746.9	(2,019.1)	15,470.0

STATEMENT OF CHANGES IN EQUITY
FOR THE FOURTH QUARTER ENDED 31 MARCH 2004

Company - 2004 (Unaudited)	Share capital S$ mil	Share premium S$ mil	Capital redemption reserve S$ mil	Currency translation reserve S$ mil	Retained earnings S$ mil	Total S$ mil
Balance as at 1 January 2004	2,674.5	4,854.6	9.2	59.9	8,236.8	15,835.0
Currency translation differences	-	-	-	(61.2)	-	(61.2)
Net losses not recognised in the income statement	-	-	-	(61.2)	-	(61.2)
Net profit for the period	-	-	-	-	1,528.7	1,528.7
Total recognised (losses)/gains for the quarter	-	-	-	(61.2)	1,528.7	1,467.5
Issue of new shares	2.8	27.7	-	-	-	30.5
Balance as at 31 March 2004	2,677.3	4,882.3	9.2	(1.3)	9,765.5	17,333.0

Company - 2003 (Unaudited)	Share capital S$ mil	Share premium S$ mil	Capital redemption reserve S$ mil	Currency translaton reserve S$ mil	Retained earnings S$ mil	Total S$ mil
Balance as at 1 January 2003	2,673.9	4,848.8	9.2	(31.1)	7,293.1	14,793.9
Currency translation differences	-	-	-	28.4	-	28.4
Net gains not recognised in the income statement	-	-	-	28.4	-	28.4
Net profit for the period	-	-	-	-	100.6	100.6
Total recognised gains for the quarter	-	-	-	28.4	100.6	129.0
Balance as at 31 March 2003	2,673.9	4,848.8	9.2	(2.7)	7,393.7	14,922.9

STATEMENT OF CHANGES IN EQUITY
FOR THE FINANCIAL YEAR ENDED 31 MARCH 2004

Company - 2004 (Audited)	Share capital S$ mil	Share premium S$ mil	Capital redemption reserve S$ mil	Currency translation reserve S$ mil	Retained earnings S$ mil	Total S$ mil
Balance as at 1 April 2003	2,673.9	4,848.8	9.2	(2.7)	7,393.7	14,922.9
Currency translation differences	-	-	-	1.4	-	1.4
Net gains not recognised in the income statement	-	-	-	1.4	-	1.4
Net profit for the year	-	-	-	-	3,136.6	3,136.6
Total recognised gains for the year	-	-	-	1.4	3,136.6	3,138.0
Final dividends for 2002/2003	-	-	-	-	(764.8)	(764.8)
Issue of new shares	3.4	33.5	-	-	-	36.9
Balance as at 31 March 2004	2,677.3	4,882.3	9.2	(1.3)	9,765.5	17,333.0

Company - 2003 (Audited)	Share capital S$ mil	Share premium S$ mil	Capital redemption reserve S$ mil	Currency translation reserve S$ mil	Retained earnings S$ mil	Total S$ mil
Balance as at 1 April 2002	2,673.9	4,848.8	9.2	(101.5)	6,931.8	14,362.2
Currency translation differences	-	-	-	98.8	-	98.8
Net gains not recognised in the income statement	-	-	-	98.8	-	98.8
Net profit for the year	-	-	-	-	1,226.6	1,226.6
Total recognised gains for the year	-	-	-	98.8	1,226.6	1,325.4
Final dividends for 2001/2002	-	-	-	-	(764.7)	(764.7)
Balance as at 31 March 2003	2,673.9	4,848.8	9.2	(2.7)	7,393.7	14,922.9

CONSOLIDATED CASH FLOW STATEMENTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 MARCH 2004

	Quarter		Year	
	31 March 2004 S$ mil (Unaudited)	31 March 2003 S$ mil (Unaudited)	31 March 2004 S$ mil (Audited)	31 March 2003 S$ mil (Audited)
Cash Flows from Operating Activities				
Profit/(Loss) before tax	2,440.4	(371.2)	5,589.8	1,161.1
Adjustments for				
Amortisation of goodwill	165.5	148.7	655.4	632.8
Amortisation - others	2.0	9.8	28.7	33.4
Depreciation of property, plant and equipment	513.2	463.7	1,846.5	1,729.8
Exceptional items	(1,673.4)	926.4	(2,540.7)	1,027.4
IDA compensation	(84.2)	(84.2)	(337.0)	(337.0)
Interest and investment income	(11.1)	7.9	(311.2)	(7.4)
Interest on borrowings	119.9	125.2	476.4	534.4
Net (gain)/loss on disposal of property, plant and equipment	2.0	(14.8)	6.7	(6.6)
Property, plant and equipment written off	0.1	1.2	0.2	1.2
Share of results of associated and joint venture companies	(365.3)	(274.8)	(1,119.8)	(1,031.8)
Other non-cash items	3.3	5.1	6.8	3.5
	(1,328.0)	1,314.2	(1,288.0)	2,579.7
Operating cash flows before working capital changes	1,112.4	943.0	4,301.8	3,740.8
Changes in operating assets and liabilities				
Trade and other debtors	165.1	172.9	163.1	366.6
Trade and other creditors	26.1	(25.2)	(188.2)	(226.3)
Inventories	62.6	64.0	11.2	17.6
Provisions	(0.7)	(0.6)	(0.3)	0.5
Currency translation adjustments of subsidiary companies	(2.2)	(11.8)	45.0	61.1
Cash generated from operations	1,363.3	1,142.3	4,332.6	3,960.3
Dividends received from associated and joint venture companies	152.5	1.6	480.0	271.5
Special dividends received from Singapore Post Limited [1]	-	-	200.0	-
Income tax paid	(55.9)	(36.8)	(417.9)	(460.7)
Net cash inflow from operating activities	1,459.9	1,107.1	4,594.7	3,771.1
Cash Flows from Investing Activities				
Dividends received from other investments	-	1.3	11.9	9.2
Interest received	13.0	8.5	39.4	29.0
Payment for purchase of subsidiary company, net of cash acquired [2]	-	-	(6.1)	(14.1)
Proceeds from divestment of subsidiary company, net of cash disposed [3]	1.7	-	350.5	-
Balance carried forward	14.7	9.8	395.7	24.1

CONSOLIDATED CASH FLOW STATEMENTS (continued)
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 MARCH 2004

	Quarter		Year	
	31 March 2004 S$ mil (Unaudited)	31 March 2003 S$ mil (Unaudited)	31 March 2004 S$ mil (Audited)	31 March 2003 S$ mil (Audited)
Cash Flows from Investing Activities (continued)				
Balance brought forward	14.7	9.8	395.7	24.1
Proceeds from sale of Yellow Pages directory assets and businesses (4)	0.1	-	222.8	-
Adjustment to proceeds from disposal of subsidiary company - Dingo Blue settlement	-	-	(26.6)	-
Investment in associated and joint venture companies	(5.9)	(1.8)	(354.0)	(770.0)
Proceeds from liquidation/sale of associated and joint venture companies	206.7	13.3	296.7	23.1
Long term loans to associated and joint venture companies	-	(22.7)	(2.5)	(97.3)
Long term loans repaid by associated and joint venture companies	7.5	0.4	7.5	41.1
Investment in long term investments	(0.1)	(3.4)	(1.4)	(9.4)
Proceeds from sale of long term investments	81.6	4.3	287.4	246.5
Net (purchase)/sale of short term investments	34.4	164.6	(331.8)	372.2
Payment for purchase of property, plant and equipment	(323.9)	(348.8)	(1,300.2)	(1,667.9)
Proceeds from sale of property, plant and equipment	2.4	14.2	40.7	43.2
Proceeds from repayment of long term receivable	-	1.9	-	1.9
Payment for purchase of licences	(5.6)	2.6	(9.6)	(0.6)
Net cash inflow/(outflow) from investing activities	11.9	(165.6)	(775.3)	(1,793.1)
Cash Flows from Financing Activities				
Proceeds from term loans	672.6	1,444.3	3,263.5	4,424.7
Repayment of term loans	(867.6)	(1,800.7)	(3,307.0)	(5,543.6)
Proceeds from bond issue	-	-	300.0	-
Proceeds from other loans	5.7	-	5.7	-
Bonds repurchased	-	(192.1)	(485.0)	(192.1)
Premium paid on bonds repurchased	-	-	(16.5)	-
Finance lease payments	(26.2)	(32.0)	(139.8)	(88.4)
Net interest paid on borrowings and swaps	(109.8)	(138.9)	(466.9)	(577.8)
Repayment of loan from minority shareholders	(26.2)	(0.4)	(32.8)	(9.3)
Dividends paid to minority shareholders	-	(0.9)	(0.2)	(6.3)
Dividends paid to shareholders	-	-	(764.8)	(764.7)
Proceeds from issue of shares	30.5	-	36.9	-
Net cash outflow from financing activities	(321.0)	(720.7)	(1,606.9)	(2,757.5)
Net increase/(decrease) in cash and cash equivalents	1,150.8	220.8	2,212.5	(779.5)
Cash and cash equivalents at beginning of financial quarter/year	2,011.1	728.6	949.4	1,728.9
Cash and cash equivalents at end of financial quarter/ year	3,161.9	949.4	3,161.9	949.4

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise:

	As at	
	31 March 2004 S$ mil (Audited)	31 March 2003 S$ mil (Audited)
Fixed deposits	2,166.9	634.8
Cash and cash equivalents	995.0	314.6
	3,161.9	949.4

Included in cash and cash equivalents of the Group as at 31 March 2004 is S$19.9 million (US$11.9 million) pertaining to C2C Pte Ltd and its subsidiary companies ("C2C Group"), which is subject to a fixed charge.

Note (1): Dividends from Singapore Post Limited

This represents the special dividend that was declared prior to 31 March 2003, when Singapore Post Limited ("SingPost") was a wholly owned subsidiary of SingTel.

Note (2): Payment for purchase of subsidiary company

During the previous financial year, a wholly owned subsidiary company, NCS Pte. Ltd. (formerly known as National Computer Systems Limited), acquired 51% equity interest in IPACS Computer Services (S) Pte. Ltd. and its subsidiary companies.

Fair values of identifiable net assets of the subsidiary companies acquired were:

	S$ mil
Property, plant and equipment	1.9
Non-current assets (excluding property, plant and equipment)	0.5
Cash, net of bank overdraft	11.3
Current assets (excluding cash)	35.8
Current liabilities (excluding bank overdraft)	(28.4)
Non-current liabilities	(0.2)
	20.9
Minority interest	(10.2)
	10.7
Goodwill	14.7
	25.4
Less: cash and cash equivalents in subsidiary companies acquired	(11.3)
Outflow of cash	14.1

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)

Note (2): Payment for purchase of subsidiary company (continued)

In the current financial year, NCS Pte. Ltd. paid an additional S$6.1 million as purchase consideration adjustment for the acquisition in accordance with terms and conditions in the sale and purchase agreement.

Note (3): Divestment of subsidiary company

Fair values of identifiable net assets of SingPost divested (as of 1 April 2003 adjusted for bond issue of S$300 million raised on 11 April 2003) were:

	S$ mil
Property, plant and equipment	580.7
Non-current assets (excluding property, plant and equipment)	95.9
Cash	412.3
Current assets (excluding cash)	33.3
Current liabilities	(356.5)
Non-current liabilities	(450.3)
	315.4
Minority interest	(2.5)
	312.9
Percentage of interest divested	69%
Net assets divested	215.9
Gain on divestment	546.9
	762.8
Less: cash and cash equivalents in subsidiary company divested	(412.3)
Net cash inflow on divestment	350.5

Note (4): Proceeds from sale of Yellow Pages directory assets and businesses

In the current financial year, SingTel Interactive Pte Ltd (formerly known as "SingTel Yellow Pages Pte Ltd"), a wholly owned subsidiary of SingTel, sold its directory assets and businesses. With this sale, SingTel Interactive Pte Ltd is now a dormant company.

Fair values of identifiable net assets of the directory assets and businesses sold were:

	S$ mil
Property, plant and equipment	33.6
Non-current assets (excluding property, plant and equipment)	2.8
Current assets	37.2
Current liabilities	(11.0)
Net assets divested	62.6
Gain on sale	160.2
Total cash inflow on sale	222.8

SELECTED NOTES TO THE FINANCIAL STATEMENTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 MARCH 2004

1. Basis of preparation

Pursuant to the Companies Act (Accounting Standards) Regulations 2002 applicable to Singapore from 1 January 2003, the Group prepare their financial statements in accordance with Financial Reporting Standards ("FRS") with effect from its financial year beginning 1 April 2003. Hence, these financial statements, including the comparative figures, have been prepared in accordance with FRS. Previously, the Group prepared their statutory accounts in accordance with Singapore Statements of Accounting Standard ("SAS").

Prior to 1 April 2003, SingTel adopted Statements of Accounting Standard ("SAS") 22, *Business Combinations*. FRS 22, *Business Combinations*, became applicable to SingTel on 1 April 2003. FRS 22 is substantially similar to SAS 22 except that unlike SAS 22, FRS 22 does not require adjustments of attributable goodwill previously deducted from equity against profit or loss on disposal of the investment.

The results for the prior years have not been adjusted retrospectively for the adoption of FRS 22 as the effects are not material.

Except as mentioned above, the same accounting policies and methods of computation as in the Group's most recently audited financial statements for the financial year ended 31 March 2003 have been applied.

2. Operating expenses

Group	Quarter 31 March 2004 S$ mil (Unaudited)	Quarter 31 March 2003 S$ mil (Unaudited)	Year 31 March 2004 S$ mil (Audited)	Year 31 March 2003 S$ mil (Audited)
Traffic expenses	614.0	497.7	2,203.6	1,951.0
Selling and administrative costs	616.7	541.0	2,253.0	1,948.2
Staff costs	403.7	343.7	1,505.2	1,329.3
Cost of sales	381.0	334.3	1,573.3	1,096.7
Repair and maintenance	71.6	73.4	281.4	265.4
Recoveries	(8.8)	(10.9)	(48.2)	(28.4)
	2,078.2	1,779.2	7,768.3	6,562.2

3. Other income

Group	Quarter 31 March 2004 S$ mil (Unaudited)	Quarter 31 March 2003 S$ mil (Unaudited)	Year 31 March 2004 S$ mil (Audited)	Year 31 March 2003 S$ mil (Audited)
Rental income	3.1	7.4	12.4	28.2
Bad trade debts recovered	0.3	1.1	6.0	4.5
Net exchange gain/(loss) (trade related)	1.9	(12.8)	7.3	(23.4)
Net (loss)/gain on disposal of property, plant and equipment	(2.0)	14.8	(6.7)	6.6
Property, plant and equipment written off	(0.1)	(1.2)	(0.2)	(1.2)
Others	18.1	(7.6)	42.9	31.5
	21.3	1.7	61.7	46.2

SELECTED NOTES TO THE FINANCIAL STATEMENTS (continued)
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 MARCH 2004

4. Depreciation and other amortisation

Group	Quarter 31 March 2004 S$ mil (Unaudited)	Quarter 31 March 2003 S$ mil (Unaudited)	Year 31 March 2004 S$ mil (Audited)	Year 31 March 2003 S$ mil (Audited)
Depreciation of property, plant and equipment	513.2	463.7	1,846.5	1,729.8
Amortisation of intangibles	4.3	10.8	33.4	46.1
Amortisation of sales and leaseback income	(6.2)	(5.3)	(23.8)	(20.7)
Other amortisation	3.9	4.3	19.1	8.0
	515.2	473.5	1,875.2	1,763.2

5. Exceptional items

Group	Quarter 31 March 2004 S$ mil (Unaudited)	Quarter 31 March 2003 S$ mil (Unaudited)	Year 31 March 2004 S$ mil (Audited)	Year 31 March 2003 S$ mil (Audited)
Exceptional gains				
Gain on sale/liquidation of non-current investments	2,036.9	2.7	2,226.4	15.7
Gain on divestment of subsidiary company	1.7	-	546.9	-
Gain on sale of Yellow Pages directory assets and businesses	0.1	-	160.2	-
Recovery of investment in non-current investments previously w riten off	0.2	-	1.7	10.9
Recognition of IRU termination gain	-	227.7	-	227.7
Writeback of impairment charge on non-current investments	-	69.3	-	69.3
Gain on disposal of business unit	-	-	-	2.8
	2,038.9	299.7	2,935.2	326.4
Exceptional losses				
Impairment of property, plant and equipment	(290.1)	(856.9)	(290.1)	(856.9)
Impairment of non-current investments	(69.7)	(72.9)	(72.1)	(84.8)
Settlement of Dingo Blue legal suit	-	-	(26.6)	-
Loss on sale/liquidation of non-current investments	(0.2)	(28.1)	(0.2)	(52.0)
Adjustment to goodw ill on acquisition of subsidiary company [1]	-	(208.7)	-	(208.7)
Write-off of non-current investments	-	(2.5)	-	(47.5)
Impairment of goodw ill previously taken to reserves	-	(47.3)	-	(47.3)
Allow ance for international settlement differences	-	-	-	(43.9)
Loss on deemed disposal of non-current investments	-	-	-	(3.1)
Others	(5.5)	(9.7)	(5.5)	(9.6)
	(365.5)	(1,226.1)	(394.5)	(1,353.8)
	1,673.4	(926.4)	2,540.7	(1,027.4)

Note:

(1) Last year, the adjustment to goodwill on acquisition of subsidiary company arose from the recognition of a corresponding deferred tax asset on the pre-acquisition tax losses and other temporary differences of SingTel Optus Pty Limited ("SingTel Optus") and its subsidiary companies ("SingTel Optus Group") in accordance with FRS 12 and FRS 22.

SELECTED NOTES TO THE FINANCIAL STATEMENTS (continued)
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 MARCH 2004

5. Exceptional items (continued)

Non-current investments referred to above comprise investments in subsidiary, associated and joint venture companies and long term investments. It also includes loans to non-current investments which are extensions of the Group's net investment in these companies.

6. Exceptional items – associated and joint venture companies

Group	Quarter 31 March 2004 S$ mil (Unaudited)	Quarter 31 March 2003 S$ mil (Unaudited)	Year 31 March 2004 S$ mil (Audited)	Year 31 March 2003 S$ mil (Audited)
Share of exceptional results (pre-tax) comprise:				
Exceptional gains				
Refund of notional interest on licence fee	-	-	8.2	-
Gains on disposal/deemed disposal of subsidiary company and associated company	-	-	-	247.9
Share of prior year's results upon reinstatement of equity accounting	-	42.7	-	42.7
Writeback of provisions made in prior years	-	3.0	-	22.8
Others	-	7.8	1.6	-
	-	53.5	9.8	313.4
Exceptional losses				
Additional pension charge on transfer of pension liability to Government	-	-	(248.8)	-
Impairment of property, plant and equipment	(14.1)	(2.7)	(42.2)	(26.7)
Effects of Punjab licence expensed	-	-	(23.0)	-
Impairment of non-current investments	-	(23.9)	(13.0)	(23.9)
Network migration costs	-	(2.0)	-	(5.6)
Others	(5.8)	(2.1)	(7.3)	-
	(19.9)	(30.7)	(334.3)	(56.2)
	(19.9)	22.8	(324.5)	257.2

SELECTED NOTES TO THE FINANCIAL STATEMENTS (continued)
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 MARCH 2004

7. Interest and investment income

	Quarter		Year	
Group	31 March 2004 S$ mil (Unaudited)	31 March 2003 S$ mil (Unaudited)	31 March 2004 S$ mil (Audited)	31 March 2003 S$ mil (Audited)
Interest income from				
- associated and joint venture companies	(12.7)	-	1.7	2.8
- others	24.8	7.7	41.2	26.3
	12.1	7.7	42.9	29.1
Amortisation of discount on bonds	-	-	-	0.2
Gross dividends from investments	0.1	1.7	10.8	7.2
Net gain/(loss) on sale of short term investments	3.1	(42.9)	(12.7)	(46.5)
Writeback of diminution/(diminution) in value of short term investments	5.9	33.2	28.7	(8.4)
Related net exchange (loss)/gain	(3.3)	(5.9)	248.2	25.5
Others	(6.8)	(1.7)	(6.7)	0.3
	11.1	(7.9)	311.2	7.4

8. Interest on borrowings

	Quarter		Year	
Group	31 March 2004 S$ mil (Unaudited)	31 March 2003 S$ mil (Unaudited)	31 March 2004 S$ mil (Audited)	31 March 2003 S$ mil (Audited)
Interest expense incurred on				
- bonds	136.6	127.1	539.5	522.1
- bank loans	19.1	11.1	51.4	88.0
- interest rate hedging contracts	(32.1)	(19.0)	(128.9)	(104.5)
- others	(0.1)	12.2	26.3	52.0
Premium on bonds repurchased	-	-	16.5	-
Amortisation of bonds and related costs	1.8	2.2	7.1	7.2
	125.3	133.6	511.9	564.8
Less : waiver of interest	-	-	(10.3)	-
Less : amounts capitalised in balance sheet	(5.4)	(8.4)	(25.2)	(30.4)
	119.9	125.2	476.4	534.4

SELECTED NOTES TO THE FINANCIAL STATEMENTS (continued) FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 MARCH 2004

9. Taxation

Group	Quarter 31 March 2004 S$ mil (Unaudited)	Quarter 31 March 2003 S$ mil (Unaudited)	Year 31 March 2004 S$ mil (Audited)	Year 31 March 2003 S$ mil (Audited)
Current and deferred	270.3	28.0	708.1	399.2
Tax credit arising from Australian tax consolidation legislation [(1)]	(31.1)	(325.3)	(31.1)	(325.3)
Recognition of deferred tax assets on pre-acquisition tax losses and other temporary differences of a subsidiary company	-	(208.7)	-	(208.7)
Adjustments in respect of prior year				
Current and deferred				
- change in corporate tax rate	(51.9)	-	(51.9)	(122.9)
- under/(over) provision	11.6	(3.3)	9.6	2.7
Share of taxes of associated and joint venture companies				
- ordinary activities	114.6	77.3	439.3	280.6
- exceptional items	(3.8)	7.8	(101.1)	28.8
Tax expense/(credit) for the quarter/financial year	309.7	(424.2)	972.9	54.4

Note:
(1) The tax credit arose from a tax uplift in depreciable assets of SingTel Optus Group as a result of the enactment of the tax consolidation legislation in Australia.

10. Breakdown of sales

Group	Year 31 March 2004 S$ mil	Year 31 March 2003 S$ mil	% increase
Sales reported for first half year	5,809.5	4,923.5	18.0%
Operating profit after tax before deducting minority interest reported for first half year	1,651.4	776.9	112.6%
Sales reported for second half year	6,185.2	5,335.2	15.9%
Operating profit after tax before deducting minority interest reported for second half year	2,965.5	329.8	799.2%

SELECTED NOTES TO THE FINANCIAL STATEMENTS (continued)
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 MARCH 2004

11. Other income statement items

Group	Quarter 31 March 2004 S$ mil (Unaudited)	Quarter 31 March 2003 S$ mil (Unaudited)	Year 31 March 2004 S$ mil (Audited)	Year 31 March 2003 S$ mil (Audited)
Allowance for doubtful debts				
- trade debtors	15.1	28.1	126.5	142.0
- non-trade debtors	-	1.5	-	1.7
Bad trade debts written off	0.1	0.3	0.4	0.5
Allowance for inventory obsolescence	19.9	5.7	21.3	16.0
Inventory written off	-	1.5	1.0	1.6

12. Net profit (before goodwill and exceptionals)

Group	Quarter 31 March 2004 S$ mil (Unaudited)	Quarter 31 March 2003 S$ mil (Unaudited)	Year 31 March 2004 S$ mil (Audited)	Year 31 March 2003 S$ mil (Audited)
Group's net profit	1,961.0	312.6	4,484.8	1,400.5
Adjustments for:				
Amortisation of goodwill on acquisition of				
- subsidiary companies	141.4	126.9	565.7	555.6
- associated and joint venture companies	24.1	21.8	89.7	77.2
Exceptional items	(1,673.4)	926.4	(2,540.7)	1,027.4
Minority interest on exceptional items	190.1	(236.7)	195.3	(236.7)
Exceptional tax credits	(83.0)	(325.3)	(83.0)	(448.2)
Taxes associated with Belgacom's disposal	156.0	-	156.0	-
Minority interest on exceptional tax	(15.6)	-	(15.6)	-
Tax credit on recognition of deferred tax assets on pre-acquisition tax losses and other temporary differences of a subsidiary company	-	(208.7)	-	(208.7)
Net profit (before goodwill and exceptionals)	700.6	617.0	2,852.2	2,167.1

SELECTED NOTES TO THE FINANCIAL STATEMENTS (continued)
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 MARCH 2004

13. Earnings before interest, tax, depreciation and amortisation ("EBITDA")

	Quarter		Year	
	2004	2003	2004	2003
	S$ mil	S$ mil	S$ mil	S$ mil
Group	(Unaudited)	(Unaudited)	(Audited)	(Audited)
EBITDA is defined as:				
Profit/(Loss) before tax	2,440.4	(371.2)	5,589.8	1,161.1
Adjustments for:				
Amortisation of goodwill on acquisition of				
- subsidiary companies	141.4	126.9	565.7	555.6
- associated and joint venture companies	24.1	21.8	89.7	77.2
Depreciation and other amortisation	515.2	473.5	1,875.2	1,763.2
Exceptional items	(1,673.4)	926.4	(2,540.7)	1,027.4
Interest and investment income	(11.1)	7.9	(311.2)	(7.4)
Interest on borrowings	119.9	125.2	476.4	534.4
EBITDA	1,556.5	1,310.5	5,744.9	5,111.5

14. Weighted average number of ordinary shares

	Quarter		Year	
	31 March 2004	31 March 2003	31 March 2004	31 March 2003
	'000	'000	'000	'000
Group	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Weighted average number of ordinary shares in issue for calculation of basic earnings per share	17,837,482	17,825,827	17,829,570	17,825,827
Adjustment for assumed conversion of share options	49,075	-	18,547	319
Weighted average number of ordinary shares for calculation of diluted earnings per share	17,886,557	17,825,827	17,848,117	17,826,146

SELECTED NOTES TO THE FINANCIAL STATEMENTS (continued)
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 MARCH 2004

15. Group's borrowings and debt securities

	As at 31 March	
	2004	2003
	S$ mil	S$ mil
	(Audited)	(Audited)
Unsecured borrowings		
Repayable within one year	83.4	427.9
Repayable after one year	8,631.1	8,946.1
	8,714.5	9,374.0
Secured borrowings		
Repayable within one year, or on demand	1,069.1	340.3
Repayable after one year	108.8	958.1
	1,177.9	1,298.4
	9,892.4	10,672.4

	As at 31 March	
	2004	2003
	S$ mil	S$ mil
	(Audited)	(Audited)
Secured borrowings comprised :		
Finance lease liabilities	165.3	253.7
Bank loans	1,012.6	1,044.7
	1,177.9	1,298.4

The finance lease liabilities are secured by guarantees from certain subsidiary companies and by mortgages granted over a subsidiary company's satellites, related assets and service contracts. The net book value of property, plant and equipment under finance lease as at 31 March 2004 is S$233.4 million (31 March 2003: S$163.5 million).

The bank loans are secured over the following:

(i) all shares in C2C Pte Ltd;

(ii) all assets of C2C Pte Ltd and its subsidiary companies ("C2C Group") which amount to S$1.76 billion or US$1.05 billion (31 March 2003: S$2.46 billion or US$1.39 billion).

All sales and purchases and other agreements entered into by the C2C Group are also assigned or charged to the syndicate of bankers.

Please refer to Appendix 3 of the Management Discussion & Analysis of the Group for the fourth quarter and financial year ended 31 March 2004 for more information in respect of C2C Group.

SELECTED NOTES TO THE FINANCIAL STATEMENTS (continued)
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 MARCH 2004

16. Details of material associated and joint venture companies (ASX Appendix 4E)

Group	Year 31 March 2004 S$ mil (Audited)	 31 March 2003 S$ mil (Audited)
Profit before tax		
- ordinary activities	1,444.3	774.6
- exceptional items	(324.5)	257.2
Income tax		
- ordinary activities	(439.3)	(280.6)
- exceptional items	101.1	(28.8)
	781.6	722.4
Amortisation of goodwill on acquisition of associated and joint venture companies	(89.7)	(77.2)
Share of net profit of associated and joint venture companies	691.9	645.2

	Equity interest as at 31 March 2004 % (Audited)	 31 March 2003 % (Audited)	Contribution to net profit after tax [1] Year 31 March 2004 S$ mil (Audited)	 31 March 2003 S$ mil (Audited)
Equity accounted associated and joint venture companies				
Belgacom S.A.	-	12.15	125.1	365.8
PT Telecommunikasi Selular	35.00	35.00	252.2	123.8
Advanced Info Service Public Co. Ltd	21.52	21.55	178.5	125.2
Globe Telecom, Inc.	40.05	29.06	83.8	60.9
Others			52.3	(30.5)
			691.9	645.2

Note:
(1) Includes amortisation of goodwill

The details of associated and joint venture companies are set out in Note 27 and Note 28 of this report respectively.

SELECTED NOTES TO THE FINANCIAL STATEMENTS (continued)
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 MARCH 2004

17. Details of entities over which control has been lost during the year (ASX Appendix 4E)

Singapore Post Limited ("SingPost"), a wholly owned subsidiary company of SingTel as at 31 March 2003, was deconsolidated with effect from 1 April 2003 following the reduction of SingTel's equity interest upon the initial public offering of SingPost shares.

Under Singapore Financial Reporting Standards, the results and net assets of SingPost are to be deconsolidated in the Group's financial statements from the date of divestment on 13 May 2003. The contribution of SingPost's operating revenue from 1 April to 13 May 2003 was deemed not material to the Group's operating revenue and SingPost's net results from 1 April to 13 May 2003 based on equity interest of 69% was deemed not material for inclusion in the Group's results. Consequently, the Group commenced equity accounting for SingPost's results based on its equity interest of 31% from 1 April 2003.

SingPost and its subsidiary companies reported a net profit for the fourth quarter and financial year ended 31 March 2003 of S$26.2 million and S$108.7 million respectively.

As a result of the divestment, Postal services ceased to be a reporting segment of the Group under its secondary segment reporting by business segments.

18. Share capital and other equity information

Issue of new shares

In the current quarter ended 31 March 2004, the Company issued 18,602,100 ordinary shares of S$0.15 each upon the exercise of 18,602,100 share options at the exercise price of between S$1.36 and S$2.26 per share.

In the financial year ended 31 March 2004, the Company issued 22,727,300 ordinary shares of S$0.15 each upon the exercise of 22,727,300 share options at the exercise price of between S$1.36 and S$2.26 per share.

Outstanding share options

The number of share options under the Singapore Telecom Executives' Share Option Scheme and Singapore Telecom Share Option Scheme 1999 as at 31 March 2004 was nil (31 March 2003: 3,090,931) and 208,095,225 (31 March 2003: 249,329,850) respectively.

The number of share options under the Optus Executive Option Plan as at 31 March 2004 was 4,193,200 (31 March 2003: 4,877,350). Under the Optus Executive Option Plan, on the exercise of these options, SingTel Optus will discharge its obligations by procuring the issue to the SingTel Optus option holder of ordinary shares in SingTel in the ratio of 1.66 SingTel shares per share option.

The total number of shares that may be issued on conversion of all the outstanding share options as at 31 March 2004 was 215,055,937 shares (31 March 2003: 260,517,182 shares).

Performance Shares

As at 31 March 2004, 36,898,296 performance shares of the Group were outstanding pursuant to the Executives' Performance Share Plan. The vesting of these shares is conditional on performance targets set based on medium-term corporate objectives. At the end of the performance period, which is currently prescribed to be a three-year period, the final number of performance shares awarded will depend on the level of achievement of those targets. Existing ordinary shares shall be purchased for delivery to the participants.

SELECTED NOTES TO THE FINANCIAL STATEMENTS (continued)
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 MARCH 2004

19. Net asset value

	Group As at 31 March		Company As at 31 March	
	2004 (Audited)	2003 (Audited)	2004 (Audited)	2003 (Audited)
Net assets per ordinary share (cents)	110.67	86.78	97.11	83.72

20. Contingent liabilities

(a) Guarantees

As at 31 March 2004

(i) The Company provided a guarantee to a third party for due performance by a wholly owned subsidiary of its obligations and liabilities under a contract to provide information technology services.

(ii) The Company provided a guarantee to Optus Finance Pty Limited (a subsidiary of SingTel Optus) for its indebtedness under the Standby Cash Advance Facilities of A$100.0 million (2003: A$200.0 million) maturing in October 2004 and A$50.0 million (S$63.8 million) had been drawn down as at 31 March 2004.

(iii) The Company guaranteed a A$500.0 million (2003: A$2.00 billion) loan facility entered into by SingTel Optus. The facility matures on 6 May 2005 and was drawn down to A$300.0 million (S$382.8 million) as at 31 March 2004.

(iv) The Group and Company provided bankers' guarantees and insurance bonds of S$107.5 million and S$5.7 million (2003: S$215.6 million and S$97.9 million) respectively.

(v) A subsidiary company provided performance guarantees amounting to S$107.0 million (2003: S$113.0 million) to a third party in respect of a joint venture company.

(vi) On 30 April 2003, Southern Cross restructured its bank facility, extending the maturity date of the bank loan to April 2008 and modifying other terms to provide additional financing flexibility.

In connection with the loan restructuring, SingTel Optus Group provided contingent credit support for up to S$75.8 million or US$45.3 million (2003: Nil). The support amounts will reduce as the bank facility is repaid with the proceeds from future market sales.

SELECTED NOTES TO THE FINANCIAL STATEMENTS (continued)
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 MARCH 2004

20. Contingent liabilities (continued)

(a) Guarantees (continued)

(vii) In connection with the initial public offering of Belgacom, Singapore Telecom Mobile Pte Ltd ("SingTel Mobile") guaranteed the obligations of ADSB Telecommunications Limited ("ADSB"), a 25.6% held associated company of SingTel, under the underwriting agreement for the IPO and under an indemnification agreement with Belgacom. The commitment under these agreements is pro-rata to SingTel's effective interest in ADSB and limited to the proceeds from the IPO of Euro 967 million (S$2.0 billion).

In addition, SingTel Mobile has entered into a deed of indemnity with Singapore Press Holdings Limited ("SPH"), which had an effective interest of 2.8% in ADSB, pursuant to which SPH must indemnify SingTel Mobile for its pro-rata share of all liabilities, claims, losses, damages, charges, costs and expenses which SingTel Mobile may incur by reason of the guarantees given above. The above guarantees and the SPH indemnity are unlimited in duration.

(viii) In connection with the SingPost IPO in May 2003, SingTel and SingPost jointly and severally agreed to indemnify the underwriters of the IPO for liability arising from any misrepresentation or misstatement in or omission from the SingPost IPO prospectus or any breach of the underwriting agreement by SingTel or SingPost. This indemnity is not limited in duration or amount.

(b) Audit of Tax Losses

As at 31 March 2004, SingTel Optus Group has estimated unutilised tax losses of approximately A$2.24 billion (2003: A$2.46 billion) with tax effect of A$671.6 million (2003: A$739.3 million) which are available for set off against future taxable income subject to the income tax regulations in Australia.

As disclosed in the previous financial year, the Australian Taxation Office has commenced an audit of SingTel Optus Group's entitlements to carried forward tax losses. The Group believes that the audit will not result in any change to the deferred tax asset or liability position, or to any income tax becoming immediately payable. In the unlikely event that this is ultimately found to be incorrect, the maximum impact as at 31 March 2004 would be a reduction in deferred tax assets due to tax losses of A$156.4 million (S$199.6 million) (2003: A$177.0 million), and a reduction in unrecognised tax losses with tax effect of A$416.5 million (S$531.5 million) (2003: A$264.3 million).

(c) Claim by Seven Network Limited

As disclosed in the previous financial year, Seven Network Limited and one of its subsidiary companies ("Seven") have commenced proceedings in the Federal Court against Optus Vision Pty Limited ("Optus Vision", a subsidiary company of SingTel Optus) and other parties including News Limited, Telstra Corporation, Publishing and Broadcasting Limited and Foxtel Management Pty Limited. The proceedings allege anti-competitive conduct in relation to subscription television content and infrastructure. Claims against Optus Vision allege breaches of the Trade Practices Act in relation to certain subscription television content contracts. Seven claims unquantified damages, injunctions and other orders. The claims have yet to be heard. SingTel Optus will vigorously defend the claims.

SELECTED NOTES TO THE FINANCIAL STATEMENTS (continued)
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 MARCH 2004

20. Contingent liabilities (continued)

(d) Notices to impose charges on cables

As disclosed in the previous financial year, notices seeking to impose charges on aerial and underground cables had been issued by a number of councils, and other councils had indicated they intend to issue such notices. The High Court, in a majority decision delivered on 28 April 2004, agreed with a previous decision of the Full Court of the Federal Court that the relevant state legislation had the effect of discriminating against carriers and was therefore inconsistent with clause 44(1) of schedule 3 of the Telecommunications Act. As a result of this decision, the SingTel Optus Group has no liability to pay rates or charges levied by councils under State legislation.

A group of NSW councils has commenced proceedings since June 2003 in which they pursue alternative legal claims and seek unquantified amounts of compensation for the same overhead and underground cables. SingTel Optus will vigorously defend the claims.

(e) Disputes with an international carrier and a service provider

SingTel Optus is in dispute with an international carrier and a service provider regarding amounts due under contracts. SingTel Optus also has claimed for amounts due to it. Neither of the disputes has yet been heard. In the unlikely event that SingTel Optus is unsuccessful, the maximum net liability not yet provided in the accounts is estimated at A$20 million (S$25.5 million). SingTel Optus is vigorously defending the claims.

21. Dividends

	Year 31 March 2004 S$ mil (Audited)	 31 March 2003 S$ mil (Audited)
Total annual dividend		
Ordinary	764.8	764.7
Preference	-	-
Total	764.8	764.7

The directors have recommended a final dividend of 6.4 cents per share, less tax at 20%, amounting to S$913.8 million in respect of the financial year ended 31 March 2004 for approval at the Annual General Meeting to be held on 29 July 2004. This report does not reflect this dividend payable, which will be accounted for in the shareholders' equity as an appropriation of retained earnings in the financial year ending 31 March 2005.

In the current financial year, a final dividend of 5.5 cents per share, less tax at 22%, amounting to S$764.8 million was paid in respect of the financial year ended 31 March 2003.

The date on which Registrable Transfers received by the Company (up to 5.00 p.m.) will be registered before entitlements to the dividend are determined, as well as the date the dividend is payable, will be announced in due course.

22. Segment information

Primary reporting format – Geographical segment

Group - 2004 (Audited)	Singapore S$ mil	Australia S$ mil	Others S$ mil	Elimination S$ mil	Total S$ mil
Total revenue from external customers	3,855.0	7,952.9	186.8	-	11,994.7
Inter-segment revenue	30.6	-	81.1	(111.7)	-
Operating revenue	**3,885.6**	**7,952.9**	**267.9**	**(111.7)**	**11,994.7**
Segment results	1,380.9	1,049.2	(130.4)	51.5	2,351.2
Other income	77.3	33.4	3.8	(52.8)	61.7
Amortisation of goodwill	-	(560.9)	(4.8)	-	(565.7)
Compensation from IDA	337.0	-	-	-	337.0
Profit/(Loss) before exceptional items	**1,795.2**	**521.7**	**(131.4)**	**(1.3)**	**2,184.2**
Exceptional items					
- allocated	674.2	(26.6)	1,739.5	-	2,387.1
- unallocated					153.6
Profit on operating results					**4,724.9**
Share of results of associated and joint venture companies (after goodwill amortisation)	54.8	(10.4)	985.7	-	1,030.1
Profit before interest and tax					**5,755.0**
Interest and investment income					311.2
Interest on borrowings					(476.4)
Profit on ordinary activities before tax					**5,589.8**

22. Segment information (continued)

Primary reporting format – Geographical segment (continued)

Group - 2003 (Audited)	Singapore S$ mil	Australia S$ mil	Others S$ mil	Elimination S$ mil	Total S$ mil
Total revenue from external customers	4,517.5	5,528.2	213.0	-	10,258.7
Inter-segment revenue	25.7	-	77.6	(103.3)	-
Operating revenue	**4,543.2**	**5,528.2**	**290.6**	**(103.3)**	**10,258.7**
Segment results	1,725.8	343.5	(190.3)	54.3	1,933.3
Other income	104.8	6.2	(2.3)	(62.5)	46.2
Amortisation of goodwill	-	(554.1)	(1.5)	-	(555.6)
Compensation from IDA	337.0	-	-	-	337.0
Profit/(Loss) before exceptional items	**2,167.6**	**(204.4)**	**(194.1)**	**(8.2)**	**1,760.9**
Exceptional items					
- allocated	(90.1)	(252.6)	(597.0)	-	(939.7)
- unallocated					(87.7)
Profit on operating activities					**733.5**
Share of results of associated and joint venture companies (after goodwill amortisation)	(14.3)	1.2	967.7	-	954.6
Profit before interest and tax					**1,688.1**
Interest and investment income					7.4
Interest on borrowings					(534.4)
Profit on ordinary activities before tax					**1,161.1**

Secondary reporting segment – Business segment

Group - 2004 (Audited)	Wireline S$ mil	Wireless S$ mil	IT & Engineering S$ mil	Others S$ mil	Total S$ mil
Operating revenue from external customers	**5,877.0**	**5,032.4**	**641.7**	**443.6**	**11,994.7**

Group - 2003 (Audited)	Wireline	Wireless S$ mil	IT & Engineering S$ mil	Postal S$ mil	Others S$ mil	Total S$ mil
Operating revenue from external customers	**5,224.3**	**3,950.2**	**643.0**	**347.9**	**93.3**	**10,258.7**

23. Review of performance of the Group

Please refer to the Management Discussion and Analysis of the Group for the fourth quarter and financial year ended 31 March 2004.

24. Where a forecast, or prospect statement has been previously disclosed to shareholders, any variance between it and the actual results.

Please refer to the Management Discussion and Analysis of the Group for the fourth quarter and financial year ended 31 March 2004.

25. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the Group operates and any known factors or events that may affect the Group in the next reporting period and the next 12 months.

Please refer to the Management Discussion and Analysis of the Group for the fourth quarter and financial year ended 31 March 2004.

26. The financial position as at 31 March 2004 and the results for the year ended 31 March 2004 presented in this announcement have been audited in accordance with Singapore Standards on Auditing.

27. Associated companies of the Group

Name of Company	Percentage of effective equity held by the Group 31 Mar 04 % (Audited)	31 Mar 03 % (Audited)
Abacus Travel Systems Pte Ltd	30.0	30.0
ADSB Telecommunications B.V.	25.6	24.3
Advanced Info Service Public Co. Ltd	21.5	21.6
APT Satellite Holdings Limited	20.3	20.4
APT Satellite International Company Limited	28.6	28.6
Asiacom Philippines, Inc.	40.0	20.0
Belgacom S.A.	-	12.15
Bharti Telecom Ltd	27.0	27.0
Bharti Tele-Ventures Ltd	28.5	28.5
G3 Worldwide Mail N.V. (2)	-	24.5
Globe Telecom Holdings, Inc.	46.1	42.5
Globe Telecom, Inc.	40.1	29.1
Infoserve Technology Corp. (Caymen Islands)	25.0	25.0
Media Corp Press Ltd	24.4	22.0
New Century Infocomm Tech Co. Ltd.	24.5	24.3
PT Telekomunikasi Selular	35.0	35.0
Singapore Post Limited (1)	31.0	-
Teleinfo Media Co. Ltd	-	25.0
VA Dynamics Sdn Bhd	49.0	49.0

Notes :

(1) SingPost was reclassified from a subsidiary company to an associated company following the reduction of SingTel's equity interest from 100% to 31% upon the initial public offering of SingPost's shares.

(2) This associated company constitutes part of SingPost Group.

28. Joint venture companies of the Group

Name of Company	Percentage of effective equity held by the Group 31 Mar 04 % (Audited)	31 Mar 03 % (Audited)
Acasia Communications Sdn Bhd	16.8	16.8
ACPL Marine Pte Ltd	41.7	41.7
APT Satellite Telecommunications Limited [(1)]	56.2	56.2
Arus Dimensi Sdn Bhd	49.0	-
ASEAN Cableship Pte Ltd	16.7	16.7
ASEAN Telecom Holding Sdn Bhd	17.6	17.6
Bharti Aquanet Limited	49.0	49.0
Digital Network Access Communications Pte Ltd	50.0	50.0
Forward Media Sdn Bhd	-	50.0
G3 Worldwide Aspac Pte Ltd [(1)] [(2)]	-	62.3
G3 Worldwide Distribution (Singapore) Pte Ltd [(1)] [(2)]	-	62.3
ID. Safe Pte Ltd [(2)]	-	50.0
ILJIN C2C Ltd	29.2	29.2
Indian Ocean Cableship Pte Ltd	50.0	50.0
Integrated Databases India Ltd	-	49.0
Integrated Payment Venture Pte Ltd	50.0	50.0
International Cableship Pte Ltd	45.0	45.0
Lycos Asia Limited	-	50.0
Mail Boxes Exchange (MBE) Pte Ltd [(2)]	-	50.0
Main Event Television Pty Limited	33.3	33.3
Network i2i Limited	50.0	50.0
Pacific Carriage Holdings Limited	40.0	40.0
PT Bukaka SingTel International	40.0	40.0

28. *Joint venture companies of the Group (continued)*

Name of Company	Percentage of effective interest held by the Group 31 Mar 04 % (Audited)	31 Mar 03 % (Audited)
Radiance Communications Pte Ltd	50.0	50.0
SESAMi Inc.	-	44.5
S-Net Freight (Holdings) Pte Ltd (2)	-	36.8
Southern Cross Cable Holdings Limited	40.0	40.0
TeleTech Park Pte Ltd	40.0	40.0
Virgin Mobile (Australia) Pty Limited	31.2	31.2

__Notes :__

(1) The Group regards these companies as joint venture companies, notwithstanding that it has more than 50% of the companies' respective issued share capital, because it exercises joint control.

(2) These joint venture companies constitute part of SingPost Group.

The auditors' report on the full financial statements of Singapore Telecommunications Limited for the year ended 31 March 2004 is as follows:

"AUDITORS' REPORT TO THE MEMBERS OF SINGAPORE TELECOMMUNICATIONS LIMITED

We have audited the financial statements of Singapore Telecommunications Limited and the consolidated financial statements of the Group for the financial year ended 31 March 2004. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform our audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the financial statements of the Company and the consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Companies Act, Chapter 50 (the "Act") and Singapore Financial Reporting Standards to give a true and fair view of the state of affairs of the Company and of the Group as at 31 March 2004 and the results and changes in equity of the Company and of the Group and cash flows of the Group for the year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act."

PricewaterhouseCoopers
Certified Public Accountants

Singapore

5 May 2004

MASNET No. 3 OF 06.05.2004
Announcement No. 3

SINGAPORE TELECOMMUNICATIONS LIMITED

NEWS RELEASE
- SINGTEL DECLARES RECORD SHAREHOLDER PAYOUT OF S$4.1 BILLION THROUGH CAPITAL REDUCTION AND DIVIDEND

Attached is a news release made by Singapore Telecommunications Limited on the above.

NR06May04-Capital Reduction.|

Submitted by Chan Su Shan (Ms), Company Secretary on 06/05/2004 to the SGX

SingTel

News Release

SingTel declares record shareholder payout of S$4.1 billion through capital reduction and dividend

Singapore, 6 May 2004 – Singapore Telecommunications Limited (SingTel) today announced that it is proposing a record payout of S$4.1 billion to shareholders via a S$3.0 billion capital reduction and a S$1.1 billion final gross dividend for financial year 2003/04.

SingTel President and CEO, Mr Lee Hsien Yang, said: "During the financial year, SingTel successfully completed a number of non-core asset divestments – Belgacom, SingPost and Yellow Pages – raising S$3.3 billion in proceeds. We will be seeking approval to give back 90 per cent of this amount in a capital return to shareholders.

"Also, in recognition of the Group's strong profit and cash flow growth for the year, the Board of Directors is recommending a 16 per cent increase in the final dividend for the year ended 31 March 2004 to 6.4 cents, from 5.5 cents, a share."

Based on the 17.9 billion SingTel shares currently in issue, the capital reduction will involve the cancellation of approximately 1.3 billion SingTel shares or about 7.1 per cent of SingTel's total issued share capital. Pursuant to the capital reduction, it is proposed that shareholders have one SingTel share cancelled for every 14 SingTel shares they own.

To enable shareholders to own SingTel shares in multiples of 10 shares[1] after the capital reduction, the number of SingTel shares cancelled may be reduced by rounding-up (where applicable) to the nearest multiple of 10 shares, the number of SingTel shares held by a shareholder after the 14-for-one cancellation of SingTel shares. However, no rounding-up will be applied if the resultant shareholding of a shareholder arising from the rounding-up is greater than such shareholder's original shareholding in SingTel.

As no fraction of a SingTel share will be cancelled, shareholders who have less than 14 SingTel shares will be excluded from the capital reduction. Shareholders whose resultant shareholding following the rounding-up as described above is equal to their original shareholding in SingTel will also not have any of their SingTel shares cancelled.

[1] The smallest trading board lot for SingTel shares on the Singapore Exchange is 10 shares.

SingTel

For each SingTel share cancelled, shareholders will receive S$2.36 based on the average closing prices of SingTel shares traded on the Singapore Exchange from 27 April 2004 to 3 May 2004 (both dates inclusive). The equivalent amount in Australian Dollars – at a foreign exchange rate to be determined – will be paid to holders of Chess Units of Foreign Financial Products of SingTel (representing SingTel shares).

Explaining the rationale, Mr Lee said: "We have chosen to return cash through a capital reduction for several reasons. Firstly, it optimises SingTel's level of debt and cash. Secondly, it will enhance the Group's earnings per share and improve its return on equity.

"Furthermore, there is no dilution for shareholders; after the exercise, every shareholder will own approximately the same proportion of the company as before. Ultimately, this exercise will increase value for all our shareholders."

Based on the Group's results for the year ended 31 March 2004, on a proforma basis, the capital reduction will raise earnings per share by 7.7 per cent to 27.09 cents and return on equity from 25.5 per cent to 30.7 per cent.

The capital return requires, *inter alia*, approval by shareholders at an Extraordinary General Meeting to be held in July 2004 and thereafter by the High Court of Singapore. Assuming all approvals are received, it is currently expected that shareholders will be paid the cash distribution in respect of the capital reduction in September 2004.

The tax implications of the capital reduction to shareholders will vary depending on their specific circumstances such as income bracket and the nature of their holdings.

Generally, for most shareholders in Singapore, the proceeds are likely to be regarded as capital proceeds and capital gains/losses are not taxable/deductible in Singapore. For shareholders resident in Australia who are holding SingTel shares as capital investment, that is, not as a trading stock, it is likely that the proceeds would be regarded as capital proceeds. Any gains may therefore be subject to the capital gains tax.

The foregoing statements should not however be regarded as advice on the tax position of any shareholder. Shareholders who are in doubt as to their tax positions or who may be subject to tax in a jurisdiction outside Singapore should consult their own tax advisers.

The proposed final gross dividend of 6.4 cents represents approximately 40 per cent of the Group's net profit (before goodwill and exceptionals). This is consistent with SingTel's target dividend payout range of 40 to 50 per cent and enables the Group to retain an efficient capital structure. If approved at the Annual General Meeting to be held in July 2004, it is currently expected that shareholders will receive their gross dividend, less tax of 20 per cent, the following month.

For the year ended 31 March 2004, SingTel improved its return on invested capital (ROIC) from 13.4 per cent a year ago to 14.9 per cent. After the capital reduction, the Group's financial position will remain strong with leverage at a comfortable level. Healthy organic cash flow generation will support debt repayments and fund new business opportunities.

A list of frequently asked questions accompanies this news release. Full details of the proposed capital reduction can be found in SingTel's announcement to the Singapore Exchange and the Australian Stock Exchange available at www.singtel.com/investor.

~~~~~~~~~~~~~~~~
~~~~~~~~~~~~~~~~

SingTel

SingTel's Proposed Capital Reduction & Final Dividend for FY 2004

Frequently Asked Questions

1. **How did SingTel decide on a ratio of one share to be cancelled for every 14 held?**

SingTel assessed its funding requirements and decided to return $3.0 billion to shareholders. Based on a share price of $2.36, this results in about 1.3 billion shares to be cancelled, or 7.1 per cent of SingTel's current issued share capital of 17.9 billion shares. The ratio of one share for every 14 held is equivalent to about 7.1 per cent.

2. **How is the purchase price of $2.36 determined?**

The price of S$2.36 as cash distribution for each share cancelled is based on the average closing prices of SingTel's shares traded on the Singapore Exchange from 27 April 2004 to 3 May 2004 (both dates inclusive).

3. **How do I calculate how many of my SingTel shares will be cancelled?**

Save as otherwise described below, one SingTel share will be cancelled for every 14 you hold. The number of SingTel shares cancelled may be reduced by rounding-up (where applicable) to the nearest multiple of 10 shares, the number of SingTel shares held by you after the 14-for-one cancellation of SingTel shares. However, no rounding-up will be applied if your resultant shareholding arising from the rounding-up is greater than your original shareholding in SingTel.

As no fraction of a SingTel share will be cancelled, you will be excluded from the capital reduction if you have less than 14 SingTel shares. If your resultant shareholding following the rounding-up as described above is equal to your original shareholding in SingTel, none of your SingTel shares will be cancelled.

The following is an example for a shareholder with 1,000 SingTel shares:

	Number of shares
Before capital reduction	1,000
After capital reduction	
One share cancelled for every 14	(71)
Balance	929
Rounding up of shares to nearest multiple of 10	930
Final number of shares to be cancelled	70

SingTel

The table below shows the pre- and post-reduction number of SingTel shares for Group A and ST-2 shareholders who own the following number of SingTel shares:

Before capital reduction	1 for 14 cancelled	After capital reduction
700	(50)	650
840	(60)	780
980	(70)	910
1,540	(110)	1,430
1,680	(120)	1,560
1,820	(130)	1,690

For further assistance, please visit www.singtel.com/investor to use the on-line calculator which will be available from 7 May 2004.

4. How will I, as a SingTel shareholder, benefit from this?

SingTel shareholders will benefit from this capital reduction. The key reasons are as follows:

- SingTel's earnings per share is expected to improve as its number of issued shares will be lower after the reduction. Each shareholder's proportionate ownership and voting rights in the company also remain substantially unchanged.
- The capital reduction enables SingTel to achieve the right level of capital structure, i.e., a right mix of debt and cash. An optimal capital structure will enable the company to generate the most efficient level of returns from its capital resources, thus benefiting shareholders.

5. When will I receive the final dividend and proceeds from the capital reduction?

The final dividend of 6.4 cents a share, if approved at the Annual General Meeting to be held in July 2004, is expected to be paid to shareholders, less tax at 20 per cent, in August 2004.

The capital return requires, among others, approval by shareholders at an Extraordinary General Meeting to be held in July 2004 and thereafter by the High Court of Singapore. Assuming all approvals are received, it is currently expected that shareholders will be paid the cash distribution in respect of the capital reduction in September 2004.

Shareholders who hold SingTel Group A and/or ST-2 shares will have the final dividend and proceeds from the capital reduction credited into their CPF Ordinary Accounts.

SingTel

6. **Will I have to pay tax on proceeds from the capital reduction?**

The tax implications of the capital reduction to shareholders will vary depending on their specific circumstances such as income bracket and the nature of their holdings.

Generally, for most shareholders in Singapore, the proceeds are likely to be regarded as capital proceeds and capital gains/losses are not taxable/deductible in Singapore. For shareholders resident in Australia who are holding SingTel shares as capital investment, that is, not as a trading stock, it is likely that the proceeds would be regarded as capital proceeds. Any gains may therefore be subject to the capital gains tax.

The foregoing statements should not however be regarded as advice on the tax position of any shareholder. Shareholders who are in doubt as to their tax positions or who may be subject to tax in a jurisdiction outside Singapore should consult their own tax advisers.

Shareholders are advised to read SingTel's announcement to the Singapore Exchange for further details. This can be found at www.singtel.com/investor. The circular on the capital reduction will be despatched to shareholders in due course.

SEC File No: 82-3622

MASNET No. 4 OF 06.05.2004
Announcement No. 4

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - PROPOSED CAPITAL REDUCTION

Attached is an announcement made by Singapore Telecommunications Limited on the above.

Announcement _Cap Reduct 5.5.2004_ Clean__1

Submitted by Chan Su Shan (Ms), Company Secretary on 06/05/2004 to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

PROPOSED CAPITAL REDUCTION

1. INTRODUCTION

The Board of Directors of Singapore Telecommunications Limited ("**SingTel**" or the "**Company**") wishes to announce a proposed capital reduction of the Company (the "**Capital Reduction**") involving the cancellation of approximately 1.3 billion ordinary shares of S$0.15 each in the issued share capital of the Company (the "**Shares**"), representing approximately 7.1 per cent. of the issued share capital of the Company as at 3 May 2004 (the "**Latest Practicable Date**"), being the latest practicable date prior to the date of this Announcement.

Pursuant to the Capital Reduction, the Company will, subject to the Rounding-Up (as defined below), cancel one Share for every 14 Shares (the "**Reduction Ratio**") held by or on behalf of each of the following parties (the "**Relevant Shareholders**") as at a date to be determined by the Directors of the Company (the "**Books Closure Date**"):

(a) SingTel Ordinary Shareholders (as defined in footnote (1) below);

(b) persons who had subscribed for Shares using moneys from their CPF Ordinary Accounts at preferential fixed prices of S$1.90 per Share pursuant to the prospectus dated 9 October 1993 issued by the Company (the "**Group A Shares**"), and S$2.50 per Share pursuant to letters dated 20 August 1996 from the Ministry of Finance (the "**ST-2 Shares**"), whose Group A Shares and ST-2 Shares are held on their behalf by the Central Provident Fund Board; and

(c) holders of CHESS Units of Foreign Financial Products of SingTel ("**CUFS**"), whose Shares are held on their behalf by CHESS Depositary Nominees Pty Limited.

Relevant Shareholders who hold or own less than 14 Shares as at the Books Closure Date will not be subject to, and their Shares will not be cancelled pursuant to, the Capital Reduction.

The resultant number of Shares that would have been held by or on behalf of each Relevant Shareholder following the proposed cancellation of Shares based on the Reduction Ratio shall be rounded up (where applicable) to the nearest multiple of 10 Shares (the "**Rounding-Up**") and consequently, the number of Shares proposed to be cancelled from such Relevant Shareholder may be reduced accordingly (please refer to the illustration in paragraph 2.5 below). In the event that the resultant number of Shares arising from the Rounding-Up:

(a) is greater than that held or owned by such Relevant Shareholder prior to the Capital

---

(1) "SingTel Ordinary Shareholders" means persons who are registered as holders of Shares in the Register of Members of the Company except that where the registered holder is The Central Depository (Pte) Limited, the term "SingTel Ordinary Shareholders" shall mean the Depositors who have Shares credited to their Securities Accounts. The term "Securities Accounts" does not include sub-accounts held with a Depository Agent.

Reduction being effected, no Rounding-Up will be applied and the number of Shares proposed to be cancelled from such Relevant Shareholder shall be the number of Shares cancelled based solely on the Reduction Ratio; or

(b) is equal to that held or owned by such Relevant Shareholder prior to the Capital Reduction being effected, no Shares shall be cancelled from such Relevant Shareholder.

The Rounding-Up is intended to enable the Relevant Shareholders to own Shares in multiples of 10 Shares, which is the minimum trading board lot for Shares on Singapore Exchange Securities Trading Limited ("**SGX-ST**"), after the Capital Reduction.

In conjunction with the cancellation of Shares pursuant to the Capital Reduction, the Company will be making a cash distribution to the Relevant Shareholders of S$2.36 for each Share cancelled pursuant to the Capital Reduction. Holders of CUFS will receive their cash distribution in the Australian Dollar equivalent of S$2.36 for each CUFS cancelled, based on the average of the quoted exchange rates between the Australian Dollar and the Singapore Dollar as selected by any Director of the Company prevailing over the five market days immediately preceding the Books Closure Date.

The actual number of Shares to be cancelled pursuant to the Capital Reduction may be adjusted, based on the issued share capital of the Company as at the Books Closure Date.

2. THE CAPITAL REDUCTION

2.1 **Capital Reduction**. The Company is proposing to return to the Relevant Shareholders S$2.36 in cash for each Share held by or on their behalf as at the Books Closure Date which is cancelled pursuant to the Capital Reduction. Based on the issued share capital of the Company of approximately S$2.7 billion comprising approximately 17.9 billion Shares as at the Latest Practicable Date:

(a) an aggregate amount of approximately S$3.0 billion will be returned to the Relevant Shareholders pursuant to the Capital Reduction; and

(b) approximately 1.3 billion Shares will be cancelled under the Capital Reduction.

2.2 **Share Options and Share Awards**. The Company has granted share options (the "**Share Options**") under the Singapore Telecom Share Option Scheme 1999 and the Optus Executive Option Plan which are exercisable into Shares. The Company may also grant awards (the "**Share Awards**") under the SingTel Performance Share Plan, under which the Company may issue new Shares pursuant to the terms of such Share Awards. The actual number of Shares to be cancelled pursuant to the Capital Reduction will be based on the issued share capital of the Company as at the Books Closure Date, taking into account the issue of Shares arising from the exercise of any Share Options and/or the vesting of any Share Awards on or before the Books Closure Date.

2.3 **Funds for the Capital Reduction.** The Capital Reduction will be financed from short-term investments, cash on deposit, and cash and bank balances of the Company and its subsidiaries ("**SingTel Group**"). As at 31 March 2004, the SingTel Group had S$3.6 billion of

short-term investments, cash on deposit, and cash and bank balances. During the financial year ended 31 March 2004, the Company divested its interests (or part thereof) in three major investments for an aggregate consideration of approximately S$3.3 billion, comprising its entire shareholding in Belgacom S.A. (S$2.3 billion), 69 per cent. of its shareholding in Singapore Post Limited (S$0.8 billion) and the sale of substantially all of the business and assets of its directory advertising businesses (S$0.2 billion). The Directors of the Company are of the opinion that the cash distribution of approximately S$3.0 billion (representing approximately 90 per cent. of the aggregate sale proceeds from the three major investments as described above), to be returned to the Relevant Shareholders pursuant to the Capital Reduction is in excess of the needs of the SingTel Group and that the financial resources available to the SingTel Group and the Company's share capital base following the Capital Reduction will be sufficient for the foreseeable near-term operating and investment needs of the SingTel Group.

2.4 **Cash Distribution.** The price of S$2.36 for each Share so cancelled is based on the average of the last transacted prices of the Shares traded on the SGX-ST for the five market days from (and including) 27 April 2004 to (and including) the Latest Practicable Date.

2.5 **Illustration for Owners of Shares/CUFS.** The following illustrates the position of a Relevant Shareholder who owns 1,000 Shares or 1,000 CUFS as at the Books Closure Date:

		Relevant Shareholder with 1,000 Shares/CUFS
	Position pre-Capital Reduction	
(1)	Shares/CUFS currently held	1,000
	Position post-Capital Reduction	
(2)	Shares/CUFS proposed for cancellation based on the Reduction Ratio alone	71
(3)	Resultant number of Shares/CUFS after proposed cancellation based on the Reduction Ratio alone ((1) – (2))	929
(4)	Rounding-up of Shares/CUFS held to the nearest multiple of 10	930
(5)	Shares/CUFS to be cancelled pursuant to the Capital Reduction ((1) – (4))	70
(6)	Cash proceeds received by Relevant Shareholder who owns 1,000 Shares (S$)	S$ 165.20
(7)	Cash proceeds received by Relevant Shareholder who owns 1,000 CUFS (A$) (based on an exchange rate of A$1 to S$1.2267 (being the exchange rate as at 3 May 2004))	A$134.67

In summary, based on the illustration above, a Relevant Shareholder who owns 1,000 Shares or 1,000 CUFS will receive a cash distribution of S$165.20 or A$134.67 (as the case may be), while maintaining approximately the same proportionate shareholding in SingTel.

3. RATIONALE FOR THE EXERCISE

The Company is proposing the Capital Reduction for the following reasons:

(a) ***Optimise Capital Structure***
The Company regularly reviews its capital structure to optimise the level of debt and cash. Strong free cash flows and disposals of non-core assets have allowed the Company to reduce leverage to comfortable levels. After the Capital Reduction, the Company's financial position is expected to remain strong and the healthy cash flow generation is expected to be able to support debt repayments and fund new business opportunities.

(b) ***Enhance shareholders' value***
Capital reduction achieves a permanent improvement in capital structure when shares are cancelled. On a proforma basis for the financial year ended 31 March 2004, the Capital Reduction is expected to increase the Return on Equity ("**ROE**") of the Company from 25.5% to 30.7%, thereby increasing shareholders' value. Earnings per Share ("**EPS**") is expected to improve by 7.7% from 25.15 cents to 27.09 cents.

4. FINANCIAL EFFECTS OF THE CAPITAL REDUCTION

For illustrative purposes only, the financial effects of the Capital Reduction, based on the existing issued share capital of the Company as at 31 March 2004, and assuming the Capital Reduction had been implemented on 1 April 2003, are set out below:

	Financial Year ended 31 March 2004		
	Reported	**Pro-forma after Capital Reduction**	**% Change**
Net Profit attributable to shareholders (S$ million)	4,485	4,485	-
Weighted Average number of Shares (million)	17,830	16,554	(7.2)
EPS (S cents)	25.15	27.09	7.7
ROE (%)	25.47	30.71	5.3
Net Assets per Share (S$)	1.11	1.01	(8.7)

5. APPROVALS

5.1 **Conditions.** The Capital Reduction is subject to, *inter alia*:

(a) the approval of the shareholders by way of a special resolution for the Capital Reduction at an extraordinary general meeting of shareholders ("**EGM**") to be convened;

(b) the approval of the High Court of Singapore for the Capital Reduction; and

(c) all other relevant approvals and consents being obtained.

5.2 **Regulatory Approvals.** An application will be made by the Company to obtain the approval of the SGX-ST for the Capital Reduction, and the approval of the Australian Stock Exchange Limited for the procedure and timetable of steps to give effect to the Capital Reduction.

5.3 **Order of Court.** A copy of the Order of Court approving the Capital Reduction will subsequently be lodged with the Registrar of Companies and Businesses of Singapore.

5.4 **Payment Date.** On the lodgement of the office copy of the Order of Court confirming the Capital Reduction with the Registrar of Companies and Businesses of Singapore, the special resolution for the Capital Reduction shall take effect, and the cash distribution of S$2.36 per Share cancelled pursuant to the Capital Reduction will be made thereafter. Subject to the above conditions being satisfied, it is currently expected that the amounts arising from the Capital Reduction will be paid to the Relevant Shareholders in September 2004.

6. GENERAL

A circular containing further details of the Capital Reduction and convening the EGM for the purpose of seeking shareholders' approval will be despatched to shareholders and holders of CUFS in due course.

BY ORDER OF THE BOARD

Chan Su Shan
Company Secretary

Dated: 6 May 2004

MASNET No. 5 OF 06.05.2004
Announcement No. 5

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - RESULTS FOR THE FOURTH QUARTER AND THE FINANCIAL YEAR ENDED 31 MARCH 2004 - MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Attached is the Management Discussion and Analysis of Financial Condition and Results of Operations for the fourth quarter and year ended 31 March 2004.

4th qtr - MDA.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 06/05/2004 to the SGX

SingTel

Singapore Telecommunications Limited
And Subsidiary Companies

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE FOURTH QUARTER AND YEAR ENDED 31 MARCH 2004

The financial position as at 31 March 2004 and the results for the financial year ended 31 March 2004 presented in this announcement have been audited in accordance with Singapore Standards on Auditing.

Singapore Telecommunications Ltd And Subsidiary Companies

Table Of Contents

Section I : Group **Pg**

Group Financial Highlights 1

Group Summary Income Statements 3

Management Discussion And Analysis

- Review Of Group Operating Performance 4
- Dividend 5
- Capital Reduction 6
- Outlook for the next financial year 6
- Group Operating Revenue 9
- Group Operating Expenses 10
- Group Summary Balance Sheets 11
- Group Liquidity And Gearing 11
- Group Cash Flow And Capital Expenditure 12

Section II : SingTel

Financial Highlights 14

Summary Income Statements 16

Management Discussion And Analysis

- Review Of Operating Performance 17
- Operating Revenue 18
- Operating Expenses 25
- Other Income Statement Items 29
- SingTel Cash Flow And Capital Expenditure 35

Section III : Optus

Financial Highlights 37

Summary Income Statements - Singapore GAAP 38

Management Discussion And Analysis

- Review Of Operating Performance 39
- Operating Revenue 40
- Operating Expenses 47
- Other Income Statement Items 49
- Optus Cash Flow And Capital Expenditure 51

Section IV : Associates

- Share Of Results Of Associates 53
- Proforma Information 58
- Key Operational Data 61

Section V : Glossary 62

Appendix 1 : Consolidated Balance Sheets
Appendix 2 : Historical Financial Summaries
Appendix 3 : C2C Group - Key Information
Appendix 4: Optus Financials In Singapore Dollars

SECTION I : GROUP

FINANCIAL HIGHLIGHTS
FOR THE FOURTH QUARTER ENDED 31 MARCH 2004

- Operating revenue increased by 16%. Excluding postal and directory advertising revenues, operating revenue increased by a stronger 21%.
- Excluding exceptional tax credits, Optus recorded a net profit of S$161 million, compared to a net profit of S$86 million in the corresponding quarter last year.
- Share of results of associates increased by 33% to S$365 million.
- EBITDA grew 19% to S$1.56 billion and net profit after tax rose to a record of S$1.96 billion.
- Exceptional gain of S$1.94 billion from Belgacom disposal (S$1.61 billion gain post tax and minority interest) and an exceptional charge of S$261 million (US$156 million) for C2C cable assets.
- Strong free cash flows[1] of S$1.14 billion, with S$629 million from SingTel and S$507 million (A$409 million) from Optus.

FOR THE YEAR ENDED 31 MARCH 2004

- Excluding postal and directory advertising revenues, operating revenue increased by 22%.
- EBITDA was up 12% to S$5.75 billion and net profit after tax more than trebled to a record S$4.49 billion after including divestment gains of Belgacom, SingPost and Yellow Page.
- Net profit (before goodwill and exceptional items) grew 32% to S$2.85 billion.
- Free cash flows grew strongly to S$3.30 billion.

[1] Free cash flows refers to cash flow from operating activities less cash capex.

SECTION I: GROUP

	Quarter 31 Mar 2004 S$ m	Quarter 31 Mar 2003 S$ m	YOY Chge %	Year 31 Mar 2004 S$ m	Year 31 Mar 2003 S$ m	YOY Chge %
Operating revenue	3,164	2,729	15.9	11,995	10,259	16.9
- excluding postal and directory advertising [1]	3,164	2,625	20.5	11,978	9,839	21.7
Operational EBITDA	1,107	952	16.3	4,288	3,743	14.6
Operational EBITDA margin	*35.0%*	*34.9%*		*35.7%*	*36.5%*	
- excluding C1 Defence contract	*35.0%*	*35.1%*		*36.3%*	*36.6%*	
Share of associates' earnings	365	275	32.9	1,120	1,032	8.5
- ordinary operations	385	252	52.9	1,444	775	86.5
- exceptional items	(20)	23	nm	(325)	257	nm
EBITDA	1,557	1,311	18.8	5,745	5,112	12.4
Exceptional gains/ (losses)	1,673	(718)	nm	2,541	(819)	nm
Net profit	1,961	313	@	4,485	1,401	220.2
Net profit (before goodwill)	2,127	461	361.0	5,140	2,033	152.8
Net profit (before goodwill and exceptionals)	701	617	13.5	2,852	2,167	31.6
Earnings per share (cents)						
- before goodwill	11.92	2.59	360.2	28.83	11.41	152.7
- before goodwill and exceptionals	3.93	3.46	13.6	16.00	12.16	31.6
Basic earnings per share (cents)	10.99	1.75	@	25.15	7.86	220.0

	As at 31 Mar 2004	As at 31 Dec 2003	As at 31 Mar 2003
Total assets	36,857	35,033	33,671
Shareholders' funds	19,752	17,901	15,470
Net debt [2]	7,109	8,493	9,563
Net debt gearing ratio [3]	*26.4%*	*32.0%*	*38.0%*
Net debt to EBITDA	*1.2X*	*1.5X*	*1.9X*
Interest cover:			
- EDITDA/ net interest expense [4]	*13.8X*	*13.6X*	*10.1X*

Notes:

(1) Exclude postal and directory advertising services for current and prior periods. For statutory reporting purposes, postal services ceased to be recorded with effect from 1 April 2003, and directory advertising services ceased to be recorded from 1 July 2003.

(2) Net debt is defined as gross debt less cash and bank balances adjusted for related hedged balances.

(3) Net debt gearing is defined as the ratio of net debt to net capitalisation. Net capitalisation is the aggregate of net debt, shareholders' funds and minority interests.

(4) Net interest refers to interest expense less interest income.

SECTION I: GROUP

GROUP SUMMARY INCOME STATEMENTS
For The Fourth Quarter And Year Ended 31 March 2004

	Quarter 31 Mar					Year 31 Mar		
	2004 SingTel S$ m	2004 Optus S$ m	2004 Group S$ m	2003 Group S$ m	YOY Chge %	2004 Group S$ m	2003 Group S$ m	YOY Chge %
Operating revenue	**1,025**	**2,139**	**3,164**	**2,729**	**15.9**	**11,995**	**10,259**	**16.9**
Operating expenses	(576)	(1,502)	(2,078)	(1,779)	16.8	(7,768)	(6,562)	18.4
	449	637	1,086	950	14.3	4,226	3,697	14.3
Other income	13	9	21	2	@	62	46	33.5
Operational EBITDA	**461**	**646**	**1,107**	**952**	**16.3**	**4,288**	**3,743**	**14.6**
EBITDA margin	***45.0%***	***30.2%***	***35.0%***	***34.9%***		***35.7%***	***36.5%***	
EBITDA margin (ex-C1)	***45.0%***	***30.2%***	***35.0%***	***35.1%***		***36.3%***	***36.6%***	
Compensation from IDA	84	-	84	84	-	337	337	-
Share of results of associates								
- Ordinary operations	392	(7)	385	252	52.9	1,444	775	86.5
- Exceptional items	(20)	-	(20)	23	nm	(325)	257	nm
	372	(7)	365	275	32.9	1,120	1,032	8.5
EBITDA	**918**	**639**	**1,557**	**1,311**	**18.8**	**5,745**	**5,112**	**12.4**
Amortisation of goodwill	(165)	(1)	(166)	(149)	11.3	(655)	(633)	3.6
Depreciation & other amortisation	(190)	(325)	(515)	(474)	8.8	(1,875)	(1,763)	6.4
EBIT	**563**	**313**	**876**	**688**	**27.2**	**3,214**	**2,716**	**18.4**
Net finance expense								
- Net interest expense	(58)	(50)	(108)	(118)	-8.3	(417)	(505)	-17.5
- Intercompany interest	12	(12)	-	-	-	-	-	-
- Other finance (loss)/ income	(1)	-	(1)	(16)	-93.6	252	(22)	nm
	(47)	(62)	(109)	(133)	-18.3	(165)	(527)	-68.7
Profit before EI	**516**	**251**	**767**	**555**	**38.1**	**3,049**	**2,189**	**39.3**
Exceptional items ("EI")	1,673	-	1,673	(718)	nm	2,541	(819)	nm
Profit before tax	**2,189**	**251**	**2,440**	**(163)**	**nm**	**5,590**	**1,370**	**308.1**
Tax (expense)/ credit								
- Ordinary operations	(146)	(91)	(237)	(110)	115.6	(900)	(711)	26.5
- Taxes associated with Belgacom sale	(156)	-	(156)	-	nm	(156)	-	nm
- Exceptional tax credits	52	31	83	325	-74.5	83	448	-81.5
	(250)	(59)	(310)	216	nm	(973)	(263)	269.8
Profit after tax	**1,939**	**192**	**2,131**	**53**	**@**	**4,617**	**1,107**	**317.2**
Minority interests								
- Ordinary operations	5	-	5	23	-79.0	48	57	-16.6
- On Belgacom gain and tax [(2)]	(175)	-	(175)	-	nm	(180)	-	nm
- On C2C impairment charge	-	-	-	237	nm	-	237	nm
	(170)	-	(170)	260	nm	(132)	294	nm
Net profit	**1,769**	**192**	**1,961**	**313**	**@**	**4,485**	**1,401**	**220.2**
Net profit	**1,769**	**192**	**1,961**	**313**	**@**	**4,485**	**1,401**	**220.2**
Exclude :								
Amortisation of goodwill	165	1	166	149	11.3	655	633	3.6
Exceptional items	(1,673)	-	(1,673)	718	nm	(2,541)	819	nm
Taxes associated with Belgacom sale	156	-	156	-	nm	156	-	nm
Exceptional tax credits	(52)	(31)	(83)	(325)	-74.5	(83)	(448)	-81.5
Minority interest on EI	175	-	175	(237)	nm	180	(237)	nm
Adjusted net profit	**539**	**161**	**701**	**617**	**13.5**	**2,852**	**2,167**	**31.6**

SECTION I: GROUP

Note:
(1) Numbers in all tables may not exactly add due to rounding.
(2) Item relates to the exceptional post - tax gains on disposal of Belgacom attributable to the minority shareholders.

REVIEW OF GROUP OPERATING PERFORMANCE

For the fourth quarter ended 31 March 2004

The Group's operating revenue for the quarter increased 16% to S$3.16 billion. Excluding postal and directory services revenues, operating revenue increased by a stronger 21%.

Optus' revenue recorded an impressive increase of 38% in Singapore Dollar terms (10% in Australian Dollar terms). This was offset by a 4.8% decline in underlying revenue for SingTel mainly due to weakness in IT and Engineering and International Telephone revenues.

The Group's operational EBITDA increased by 16% to S$1.11 billion. The operational EBITDA margin remained stable at 35.0%. The Singapore business reported lower margin of 45.0% compared to 46.4% a year ago, whereas the Australian operations reported a higher margin of 30.2% compared to 26.1% a year ago.

The Group's share of results of associates increased by 33% to S$365 million, boosted by improved operational performance of its associates.

Group EBITDA grew 19% to S$1.56 billion, with Optus accounting for 41% of EBITDA compared to 31% a year ago.

In March 2004, SingTel sold off its remaining equity interest in Belgacom at a profit of S$1.94 billion, or S$1.61 billion after deducting tax and minority interest (see Section II-Page 31). An impairment charge for C2C's cable network assets of S$261 million (US$156 million) was also recorded this quarter.

For this quarter, the tax expense included exceptional tax credits of S$83 million. These comprise a tax credit of S$52 million relating to the reduction in the Singapore corporate tax rate to 20% announced in February 2004, as well as a S$31 million of tax credit recorded by Optus resulting from an increase in the tax base of depreciable assets.

With improved operating performance and significant divestment gains, the Group's attributable profit after tax was a record of S$1.96 billion.

On a proportionate basis, operations outside Singapore accounted for 75% (2003: 68%) of the Group's enlarged revenue and 69% (2003: 57%) of the enlarged EBITDA during the quarter.

For the current quarter, free cash flows totalled S$1.14 billion, with S$629 million from SingTel and S$507 million (A$409 million) from Optus.

For the year ended 31 March 2004

The Group's results for the year ended 31 March 2004 met or exceeded the guidance given during the financial year.

SECTION I: GROUP

For the year under review, the Group recorded a robust 17% growth in operating revenue. Excluding postal and directory services revenues, operating revenue increased by a higher 22%, boosted by S$291 million from C1 Defence contracts in Australia and a strong Australian Dollar.

The Group's share of ordinary results of associates increased 87% to S$1.44 billion. Including the exceptional loss of S$325 million arising mainly from a pension cost charge of S$249 million by Belgacom, the Group's share of associates' earnings totalled S$1.12 billion, accounting for 37% (2003: 47%) of the Group's profit before exceptional items and tax.

Net finance expense decreased significantly by 69% to S$165 million. The decline was mainly attributable to S$222 million of foreign exchange gains resulting from Australian Dollar denominated inter-company loans given to Optus, following the re-designation of these loans as short term in the preceding quarter (see Section II – Page 30).

For the year, an exceptional gain of S$2.54 billion was recorded compared to a net exceptional loss of S$819 million last year. The gains were derived from the divestments of Belgacom, and the postal and directory advertising businesses and partially offset by provisions for impairment charges of certain property, plant and equipment, including S$261 million (US$156 million) related to C2C's cable network assets.

The Group's attributable profit after tax more than trebled to S$4.49 billion. Excluding goodwill and exceptional items, net profit grew strongly by 32% to S$2.85 billion.

With improved operating cash flows and lower capital expenditure, free cash flows totalled S$3.30 billion. Consequently, the Group's net debt gearing ratio improved significantly to 26.4% from 38.0% a year ago.

DIVIDEND

The directors have proposed a final dividend of 6.4 cents (2003: 5.5 cents) per share, less tax at 20% amounting to S$914 million in respect of the financial year ended 31 March 2004 for approval at the Annual General Meeting on 29 July 2004. The gross dividend represents approximately 40% of the net profit (before goodwill and exceptionals).

SECTION I: GROUP

CAPITAL REDUCTION

SingTel is proposing a capital reduction involving the cancellation of 1 out of every 14 issued number of shares of the Company upon payment of S$2.36 for each share to be cancelled. Based on the issued number of shares of the Company as at 3 May 2004, an aggregate amount of approximately S$3 billion will be returned to the shareholders in this exercise.

The payout of S$3 billion constituted approximately 90% of the net proceeds received from the disposal of SingTel's investments in Belgacom (S$2.28 billion), Yellow Pages (S$223 million) and SingPost (S$763 million for a 69% stake).

The capital return requires, *inter alia*, approval by shareholders at an Extraordinary General Meeting to be held in July 2004 and thereafter by the High Court of Singapore. Assuming all approvals are received, shareholders will be paid the cash distribution in respect of the capital reduction in September 2004.

OUTLOOK FOR THE NEXT FINANCIAL YEAR

The Singapore GDP growth for the recent quarter ended 31 March 2004 was estimated to be 7.3% although the extent of the recovery differed across sectors. The Singapore Government's forecast for 2004 GDP growth is 3.5% to 5.5%, compared to 1.1% in 2003. SingTel's guidance for its domestic business assumes no material deterioration in this economic outlook. The Government has indicated that it may increase its GDP forecast for 2004.

The consensus forecast for Australian 2004 GDP growth is 4%.

In the countries where our regional mobile associates operate, economic conditions recovered positively in 2003 from SARS and international conflicts. In 2004, there are government elections planned in India, Indonesia and the Philippines and this could impact the political and economic conditions in each country.

This guidance also takes into account the disposal of SingTel's equity interests in Belgacom in March 2004. Excluding Belgacom, more than 70% of proportionate revenues and more than 60% of proportionate EBITDA of the Group came from outside Singapore in the quarter ended 31 March 2004.

The outlook for the Group's overseas operations continues to be positive.

Singapore

SingTel expects revenue to be roughly the same as the year ended 31 March 2004. Higher data and IT revenues are expected to offset pricing pressures on International Telephone revenue.

SingTel aims to maintain operational EBITDA margins at around 50% for the year as a whole.

SECTION I: GROUP

SingTel will monitor the economic outlook and business demands and adjust capital expenditure plans accordingly. The capex to revenue ratio is expected to increase to low teens levels, with the continuing rollout of the 3G mobile network in Singapore and an investment in satellite capacity deferred from the year ended 31 March 2004.

For the year ending 31 March 2005, SingTel expects to generate free cash flow of approximately S$1.4 billion. Compared to the year ended 31 March 2004, capital expenditure will increase. The cash flows for the year ended 31 March 2004 also benefited from the Belgacom dividends and SingPost special dividends.

Australia

Optus expects to achieve operational EBITDA growth at double digit levels with revenue growth and margin expansion. The rate of margin expansion is however not expected to be as rapid as in the past two years and margins may fluctuate from quarter to quarter due to seasonal impacts.

For the year ending 31 March 2005, Optus targets to maintain its track record of expanding market share and growing revenues at around twice the rate of the Australian telecommunications sector as a whole.

Capital expenditure will be approximately A$1 billion, with capex to revenue ratio targets in the mid teens. This includes capex related to the progressive rollout of the Optus 3G mobile network and the D series satellites.

Optus aims to generate free cash flow before interest expense exceeding A$1 billion, with growth in operating cash offset by higher capital expenditure.

Associates

The profit contribution from regional mobile associates is expected to grow at double digit levels. The overall contribution from associates is expected to be approximately the same as the year ended 31 March 2004, reflecting the disposal of SingTel's shareholding in Belgacom .

Group

The Group expects consolidated revenue and operational EBITDA to increase.

The Group's medium term objective is to grow underlying earnings at double digits, i.e. excluding goodwill amortisation, Belgacom's contribution, exceptional items and non-recurring foreign exchange gains. The Group's ability to grow at these levels for the financial year ending 31 March 2005 depends on economic developments in Singapore, Australia and the region.

SECTION I: GROUP

Strategic focus

In recent years the strategic focus of the Group has been on execution and maximising the value of existing businesses and its regional franchise. This has included reviewing opportunities to increase shareholdings in existing associates. Consistent with this approach, Optus has been successfully integrated and the shareholding in Globe Telecom has increased.

Stronger operating cash flows and disposals of non-core assets have allowed the Group to reduce leverage to comfortable levels. Additionally, the Group has available cash balances of more than S$5 billion, with its 31 March 2004 cash balance of S$3.2 billion and the Belgacom net sale proceeds of approximately S$2.1 billion received in April 2004, to meet the estimated S$3 billion payout to its shareholders under the proposed capital reduction scheme (details in page 6). SingTel therefore continues to have the flexibility to consider new investments.

The Group has a track record of making successful acquisitions and investments. The geographic focus will remain in Asia, with a preference for strategic investments where SingTel can add value by taking an active role in management, and which can be funded from internal cash flow generation.

Credit rating and dividend policy

The Group is committed to maintaining its strong investment grade credit ratings with the following credit metrics – a net debt to EBITDA ratio of 1.5 to 2.0 times, and an EBITDA to net interest cover of 8 to10 times.

In November 2003, SingTel increased its dividend payout ratio target range to 40 to 50% of net profit after tax and before goodwill and exceptionals. If exceptional items result in significant cash flows, the Board will review alternative capital management strategies.

SECTION I: GROUP

GROUP OPERATING REVENUE

By Product/ Service	Quarter 31 Mar 2004 SingTel S$ m	2004 Optus S$ m	2004 Group S$ m	2003 Group S$ m	YOY Chge %	Year 31 Mar 2004 Group S$ m	2003 Group S$ m	YOY Chge %
Mobile communications	209	1,043	1,252	925	35.4	4,532	3,445	31.6
National telephone	133	556	689	512	34.7	2,534	1,937	30.8
Data and Internet	279	273	552	465	18.7	2,056	1,895	8.5
International telephone	180	84	264	283	-6.7	1,066	1,167	-8.7
IT and engineering services	168	33	201	212	-5.4	643	648	-0.8
C1 Defence contract	-	2	2	28	-93.8	291	28	@
Sale of equipment	22	92	114	115	-0.3	504	340	48.3
Cable television	-	46	46	39	17.4	176	149	18.1
Paging & aeronautical	19	-	19	24	-20.8	83	110	-24.2
Others (1)	15	11	26	24	6.2	93	122	-23.3
	1,025	**2,139**	**3,164**	**2,625**	**20.5**	**11,978**	**9,839**	**21.7**
Directory advertising	-	-	-	20	nm	17	71	-76.5
Postal services	-	-	-	84	nm	-	348	nm
	1,025	**2,139**	**3,164**	**2,729**	**15.9**	**11,995**	**10,259**	**16.9**
Operating revenue			3,164	2,729	15.9	11,995	10,259	16.9
Associates' proportionate revenue (2)			1,170	1,065	9.9	4,769	3,659	30.3
Enlarged revenue			**4,334**	**3,794**	**14.2**	**16,763**	**13,918**	**20.4**

Notes:
(1) Comprises revenue from lease of satellite transponders (excludes C1 Defence Contract) and miscellaneous income.
(2) Proportionate share of revenue of associates is based on operating revenue of the associate multiplied by SingTel's effective ownership interest.

Revenue Mix By Services	Quarter 31 Mar 2004 Mix	2003 Mix	Year 31 Mar 2004 Mix	2003 Mix
Mobile communications	40%	34%	38%	34%
National telephone	22%	19%	21%	19%
Data and Internet	17%	17%	17%	18%
International telephone	8%	10%	9%	11%
IT and engineering services	6%	8%	5%	6%
Others	7%	12%	10%	11%
	100%	**100%**	**100%**	**100%**

Revenue from Australia accounted for 68% of the Group's total operating revenue in Singapore Dollar terms, compared to 57% a year ago, due to a stronger Australian Dollar and revenue growth of 10% by Optus.

Mobile communications registered the strongest increase of 35% and continued to be the top revenue stream, contributing 40% of Group operating revenue from 34% a year ago. International Telephone and IT and Engineering services revenue declined by 6.7% and 5.4% respectively during the quarter from a year ago.

SECTION I: GROUP

Including the proportionate share of operating revenue from associates, the Group's enlarged revenue increased 14% to S$4.33 billion, reflecting sustained strong performance at its major associates.

GROUP OPERATING EXPENSES
(Before Depreciation And Amortisation)

	Quarter 31 Mar				YOY Chge	Year 31 Mar		YOY Chge
	2004 SingTel S$ m	2004 Optus S$ m	2004 Group S$ m	2003 Group S$ m	%	2004 Group S$ m	2003 Group S$ m	%
Selling & administrative	136	481	617	541	14.0	2,253	1,948	15.6
Traffic expenses	133	481	614	498	23.4	2,204	1,951	12.9
Staff costs	155	249	404	344	17.5	1,505	1,329	13.2
Cost of sales	131	250	381	334	14.0	1,573	1,097	43.5
Repairs & maintenance	28	44	72	73	-2.5	281	265	6.0
Others	(7)	(2)	(9)	(11)	-19.3	(49)	(28)	71.5
Total	**576**	**1,502**	**2,078**	**1,779**	**16.8**	**7,768**	**6,562**	**18.4**

As a percentage of operating revenue	Quarter 31 Mar 2004	Quarter 31 Mar 2003	Year 31 Mar 2004	Year 31 Mar 2003
Selling & administrative	19%	20%	19%	19%
Traffic expenses	19%	18%	18%	19%
Staff costs	13%	13%	13%	13%
Cost of sales	12%	12%	13%	11%
Repairs & maintenance	2%	3%	2%	3%
Others	**	**	**	**
	66%	**65%**	**65%**	**64%**

*** denotes less than -0.5%*

Operating expenses as a percentage of revenue increased slightly from 65% to 66% during the quarter.

SingTel's operating expenses declined 11%. Optus' operating expenses increased 33% in Singapore Dollar terms (6.0% in Australian Dollar terms) mainly due to higher Traffic and Staff costs.

Selling & Administrative expenses increased 14% and is the Group's largest expense item, accounting for 19.5% of total operating revenue. Traffic expenses accounted for 19% of total operating revenue. About 86% of the S$481 million in Optus' Traffic expenses for the fourth quarter were for interconnection in Australia.

SECTION I: GROUP

GROUP SUMMARY BALANCE SHEETS

	As at		
	31 Mar 2004 S$ m	31 Mar 2003 S$ m	31 Dec 2003 S$ m
Current assets (excluding cash)	5,115	2,756	3,069
Cash and bank balances	3,162	949	2,011
Non-current assets	28,580	29,965	29,953
Total assets	**36,857**	**33,671**	**35,033**
Current liabilities	5,554	4,719	4,695
Non-current liabilities	11,501	13,332	12,324
Total liabilities	**17,056**	**18,052**	**17,020**
Net assets	**19,802**	**15,619**	**18,013**
Share capital	2,677	2,674	2,675
Reserves	17,075	12,796	15,226
Share capital and reserves	**19,752**	**15,470**	**17,901**
Minority interests	49	149	113
	19,802	**15,619**	**18,013**
Return on invested capital (1)	*14.9%*	*13.4%*	

Note:
Return on invested capital refers to the ratio of pre-goodwill EBIT divided by average net capitalisation. Net capitalisation is the aggregate of net debt, shareholders' funds and minority interest.

GROUP LIQUIDITY AND GEARING

	As at		
	31 Mar 2004 S$ m	31 Dec 2003 S$ m	31 Mar 2003 S$ m
Gross debt:			
Current debt	1,153	1,180	768
Non-current debt	8,740	9,091	9,904
Gross debt as reported in balance sheet	**9,892**	**10,271**	**10,672**
Related net hedging liability/(asset) balance	379	233	(160)
	10,271	**10,504**	**10,512**
Less: cash and bank balances	(3,162)	(2,011)	(949)
Net debt	**7,109**	**8,493**	**9,563**
Gross debt gearing ratio (1)	***34.2%***	***36.8%***	***40.2%***
Net debt gearing ratio	***26.4%***	***32.0%***	***38.0%***

Note:
(1) Gross debt gearing refers to the ratio of gross debt to gross capitalisation. Gross capitalisation is the aggregate of gross debt, shareholders' funds and minority interests.

The Group's gross debt as at 31 March 2004 amounted to S$9.89 billion, a reduction of S$379 million from a quarter ago. The decrease arose from repayment by Optus of bank borrowings and lease liabilities of S$221 million in the quarter. The balance movement was due to exchange differences arising from foreign denominated debts as at 31 March 2004.

With continued strong operating cash flows and proceeds from the first tranche share buyback of Belgacom, net debt decreased by S$1.38 billion to S$7.11 billion and the net debt gearing ratio decreased by 5.6 percentage points to 26.4% from 32.0% a quarter ago.

SECTION I: GROUP

GROUP CASH FLOW AND CAPITAL EXPENDITURE

	Quarter			Year		YOY Chge
	31 Mar 2004 S$ m	31 Mar 2003 (1) S$ m	31 Dec 2003 S$ m	31 Mar 2004 S$ m	31 Mar 2003 (1) S$ m	%
Net cash inflow/(outflow) from operating activities						
Profit/(Loss) before tax on statutory basis	2,440	(371)	1,036	5,590	1,161	381.4
Depreciation	513	464	464	1,847	1,730	6.7
Amortisation of goodwill	166	149	165	655	633	3.6
Compensation from IDA	(84)	(84)	(84)	(337)	(337)	-
Share of results of associates	(365)	(275)	(163)	(1,120)	(1,032)	8.5
Exceptional items	(1,673)	718	(186)	(2,541)	819	nm
Net finance expense/(income)	109	133	(129)	165	527	-68.7
Adjustment to goodwill	-	209	-	-	209	nm
Other non-cash items	7	1	11	42	31	35.9
Non-cash items	(1,328)	1,314	77	(1,288)	2,580	nm
Operating cashflow before working capital chges	1,112	943	1,112	4,302	3,741	15.0
Changes in operating assets and liabilities	251	199	(9)	31	220	-86.0
	1,363	1,142	1,103	4,333	3,960	9.4
Dividends received from associates	153	2	113	680	272	150.5
Tax paid	(56)	(37)	(144)	(418)	(461)	-9.3
	1,460	1,107	1,072	4,595	3,771	21.8
Net cash (outflow)/ inflow from investing activities						
Payment for purchases of property, plant and equipment	(324)	(349)	(419)	(1,300)	(1,668)	-22.0
Investment in associates	2	(24)	(348)	(349)	(826)	-57.8
Net sale /(purchase) of short term investments	34	165	(87)	(332)	372	nm
Proceeds from disposal of long term investments	82	4	149	287	247	16.6
Proceeds from disposal of associates	207	13	89	297	23	@
Proceeds from disposal of SingPost, net of cash disposed	2	-	-	351	-	nm
Proceeds from disposal of directory business and assets	-	-	-	223	-	nm
Settlement of Dingo Blue legal suit	-	-	-	(27)	-	nm
Others *(proceeds on disposal of plant & equip etc)*	10	25	8	75	59	26.5
	12	(166)	(608)	(775)	(1,793)	-56.8
Net cash (outflow)/ inflow from financing activities						
Bonds repurchased	-	(192)	-	(485)	(192)	152.5
Premium on bond buyback	-	-	-	(17)	-	nm
Bond issue by SingPost (3)	-	-	-	300	-	nm
Bank borrowings	-	-	494	-	-	-
Repayment of bank loans and finance leases	(221)	(388)	-	(183)	(1,207)	nm
Balance due for bond buyback	-	-	(502)	-	-	-
Net interest paid on borrowings and swaps	(110)	(139)	(113)	(467)	(578)	-19.2
Dividends paid to SingTel shareholders	-	-	-	(765)	(765)	-
Others *(share issue, loans from MI repaid)*	10	(1)	497	10	(16)	nm
	(321)	(721)	(118)	(1,607)	(2,758)	-41.7
Net increase/ (decrease) in cash & cash equivalents	1,151	221	346	2,213	(780)	nm
Group cash and cash equivalents at beginning	2,011	729	1,665	949	1,729	-45.1
Group cash and cash equivalents at end	3,162	949	2,011	3,162	949	233.0
Free cash flow (2)	1,136	758	652	3,295	2,103	56.6
Capital expenditure (accrual basis)						
SingTel	137	103	105	216	536	-59.7
Optus	358	472	345	1,009	1,058	-4.7
Group	495	575	451	1,224	1,593	-23.2
Cash capex to operating revenue	10%	13%	14%	11%	16%	

Notes:

(1) Certain March 2003 numbers have been reclassified.
(2) Free cash flow refers to cash flow from operating activities less cash capital expenditure.
(3) The bond issue by SingPost of S$300 million was accounted for as an increase in debt and reversed upon deconsolidation.

SECTION I: GROUP

For the year ended 31 March 2004, cash flow from operations (before dividends and tax) amounted to S$4.33 billion, 9.4% higher than a year ago. Dividends received from associates totalled S$680 million. After taxes paid of S$418 million, the operating cash flow amounted to S$4.60 billion.

Net cash outflow for investing activities was S$775 million. This was due mainly to S$1.30 billion for capital expenditure and S$349 million for investments in associates (mainly Globe Telecom), partially offset by proceeds of S$1.16 billion from the disposal of non-current investments and businesses. The proceeds from the first share buyback by Belgacom of S$197 million was received in the current quarter but the sale proceeds from the second share buy back and IPO of Belgacom totalling Euro 1.20 billion[2] were received only in April 2004.

With improved operating cash flows and lower capital expenditure, free cash flows for the year was up 57% to S$3.30 billion.

Net cash outflow for financing activities amounted to S$1.61 billion. During the year, the Group paid S$765 million as final dividends and S$485 million to buy back its bonds.

Cash and cash equivalents for the year increased by S$2.21 billion, resulting in a strong ending cash balance of S$3.16 billion as at 31 March 2004.

Please refer to Sections II and III for more information on the cash flows of SingTel and Optus.

[2] Before tax and minority interest.

SINGTEL

MANAGEMENT DISCUSSION AND ANALYSIS OF AUDITED RESULTS OF OPERATIONS

FINANCIAL HIGHLIGHTS
FOR THE FOURTH QUARTER ENDED 31 MARCH 2004

- Underlying operating revenue down 4.8% but improved against preceding quarter.
- Operational EBITDA margin at 45.0% compared to 46.4% a year ago.
- Earnings from associates, excluding exceptionals, up 54% to S$392 million.
- Exceptional item of S$1.67 billion included S$1.94 billion gain on disposal of Belgacom.
- Record net profit of S$1.77 billion.
- Free cash flows increased 17% to S$629 million.

FOR THE YEAR ENDED 31 MARCH 2004

- Excluding postal and directory advertising revenues, operating revenue declined 6.6%.
- Operational EBITDA margin at 49.6%.
- EBITDA fell 7.7% to S$3.48 billion. Excluding associates' exceptional items, EBITDA increased 8.4 %.
- Net profit after tax at S$3.92 billion with pre-tax exceptional gains of S$2.57 billion arising from the divestments of Belgacom, and the postal and directory advertising businesses.
- Free cash flows amounted to S$1.93 billion.

SECTION II: SINGTEL

	Quarter 31 Mar		YOY	Year 31 Mar		YOY
	2004 S$ m	2003 S$ m	Chge %	2004 S$ m	2003 S$ m	Chge %
Operating revenue	1,025	1,180	-13.2	4,045	4,731	-14.5
- excluding postal & directory advertising services [1]	1,025	1,076	-4.8	4,029	4,311	-6.6
Operational EBITDA	461	547	-15.7	2,008	2,396	-16.2
Operational EBITDA margin	*45.0%*	*46.4%*		*49.6%*	*50.7%*	
Share of associates' results	372	278	34.0	1,130	1,031	9.7
-ordinary operations	392	255	53.7	1,455	773	88.1
-exceptional items	(20)	23	nm	(325)	257	nm
EBITDA	918	910	0.9	3,476	3,764	-7.7
Exceptional gains/ (losses)	1,673	(718)	nm	2,567	(775)	nm
Net profit	1,769	(99)	nm	3,922	1,041	276.8
Net profit (before goodwill)	1,934	49	@	4,574	1,671	173.7
Net profit (before goodwill and exceptionals)	539	530	1.7	2,290	2,087	9.8

Note:

(1) Exclude postal and directory advertising services for current and prior periods. For statutory reporting purposes, postal services ceased to be recorded with effect from 1 April 2003, and directory advertising services ceased to be recorded from 1 July 2003.

SECTION II: SINGTEL

SUMMARY INCOME STATEMENTS
For The Fourth Quarter And Year Ended 31 March 2004

	Quarter 31 Mar 2004 S$ m	Quarter 31 Mar 2003 S$ m	YOY Chge %	Year 31 Mar 2004 S$ m	Year 31 Mar 2003 S$ m	YOY Chge %
Operating revenue	**1,025**	**1,180**	**-13.2**	**4,045**	**4,731**	**-14.5**
Operating expenses	(576)	(647)	-10.9	(2,065)	(2,374)	-13.0
	449	533	-15.9	1,980	2,356	-16.0
Other income	13	14	-9.4	28	40	-29.0
Operational EBITDA	**461**	**547**	**-15.7**	**2,008**	**2,396**	**-16.2**
-EBITDA margin	*45.0%*	*46.4%*		*49.6%*	*50.7%*	
Compensation from IDA	84	84	-	337	337	-
Share of results of associates						
- ordinary operations	392	255	53.7	1,373	773	77.5
- ordinary operations (Belgacom 4Q)	-	-	-	82	-	nm
- exceptional items	(20)	23	nm	(76)	257	nm
- exceptional items (Belgacom pension)	-	-	-	(249)	-	nm
	372	278	34.0	1,130	1,031	9.7
EBITDA	**918**	**910**	**0.9**	**3,476**	**3,764**	**-7.7**
Amortisation of goodwill	(165)	(148)	11.1	(652)	(631)	3.5
Depreciation & other amortisation	(190)	(196)	-2.9	(679)	(769)	-11.6
EBIT	**563**	**566**	**-0.5**	**2,144**	**2,365**	**-9.3**
Net finance (expense) / income						
- net interest expense	(46)	(71)	-35.3	(174)	(284)	-38.6
- other finance (expense)/ income	(1)	(4)	-77.3	252	(11)	nm
	(47)	(76)	-37.7	78	(294)	nm
Profit before EI	**516**	**490**	**5.3**	**2,222**	**2,071**	**7.3**
Exceptional items ("EI")	1,673	(718)	nm	2,567	(775)	nm
Profit before tax	**2,189**	**(228)**	**nm**	**4,789**	**1,296**	**269.6**
Taxation						
- Ordinary results	(146)	(131)	11.8	(631)	(672)	-6.0
- Taxes associated with Belgacom sale	(156)	-	nm	(156)	-	nm
- Exceptional tax credit	52	-	nm	52	123	-57.8
	(250)	(131)	91.4	(735)	(549)	34.0
Profit after tax	**1,939**	**(358)**	**nm**	**4,054**	**747**	**442.7**
Minority interests	(170)	260	nm	(132)	294	nm
Net profit	**1,769**	**(99)**	**nm**	**3,922**	**1,041**	**276.8**
Net profit	**1,769**	**(99)**	**nm**	**3,922**	**1,041**	**276.8**
Exclude:						
Amortisation of goodwill	165	148	11.1	652	631	3.5
Exceptional items	(1,673)	718	nm	(2,567)	775	nm
Exceptional tax credit	(52)	-	nm	(52)	(123)	-57.8
Taxes associated with Belgacom sale	156	-	nm	156	-	nm
Minority interest on Belgacom gain and tax	175	-	nm	180	-	nm
Minority interest on C2C impairment charge	-	(237)	nm	-	(237)	nm
Adjusted net profit	**539**	**530**	**1.7**	**2,290**	**2,087**	**9.8**

SECTION II: SINGTEL

REVIEW OF SINGTEL OPERATING PERFORMANCE

For the fourth quarter ended 31 March 2004

Operating revenue declined 13% to S$1.03 billion. On a comparable basis, excluding postal and directory advertising revenues, operating revenue decreased 4.8% but improved 5.3% against the preceding quarter.

Data & Internet revenue, the largest revenue stream, registered an increase of 1.9%, in a positive turnaround from the declining trend in preceding quarters. Mobile communications revenue increased by 2.7%. International Telephone revenue had a decline of 12% but was stable compared to the preceding quarter. IT and Engineering revenue increased 49% against the preceding quarter but declined 13% compared to a year ago due mainly to lower IT services revenue in China.

Operating expenses declined 11% and the operational EBITDA margin was achieved at 45.0%, compared to 46.4% a year ago.

Pre-tax profit contributions from associates increased 34% to S$372 million, accounting for 72% (2003: 57%) of SingTel's profit before tax and exceptional items. The associates' contribution in the same quarter last year was enhanced by the re-instatement of equity accounting for BSI amounting to S$75 million.

SingTel recorded net exceptional gains of S$1.67 billion this quarter. The exceptional items comprised mainly gains on disposal of Belgacom of S$1.94 billion (post tax and minority interest, gain of S$1.61 billion) partially offset by provisions made for impairment of non-current assets, including an impairment charge of S$261 million (US$156 million) relating to C2C's network assets.

The tax expense for SingTel included a tax credit of S$52 million which arose from the 2% reduction in Singapore corporate tax rate to 20% announced on 27 February 2004.

Profit after tax was S$1.77 billion. Excluding goodwill and exceptional items, net profit after tax improved by 1.7% to S$539 million.

For the year ended 31 March 2004

With continued difficult market conditions in Singapore, operating revenue fell 15% to S$4.05 billion. Operational EBITDA margin, however, remained strong at around 50% with careful cost measures.

SingTel's share of earnings from associates grew by 9.7% to S$1.13 billion, accounting for 51% (2003: 50%) of its profit before tax and exceptional items. The share of results of associates for the year included an additional quarter of Belgacom results of S$82 million, aligned for consolidation purpose. It also included Belgacom's pension cost of S$249 million related to the transfer of all accrued and future pension fund statutory obligations in respect of its statutory employees to the Belgian state.

SECTION II: SINGTEL

A net finance income of S$78 million was recorded compared to net finance expense of S$294 million last year. The higher finance income was attributable to significant foreign exchange gains of S$222 million resulting from Australian dollar denominated inter-company loans given to Optus, following the re-designation of these loans as short term in the preceding quarter.

With the exceptional gain mainly from the disposal of Belgacom, postal and directory businesses, profit after tax hit a record of S$3.92 billion. Excluding goodwill and exceptional items, profit after tax increased 9.8% to S$2.29 billion.

SingTel generated strong free cash flows of S$1.93 billion for the year.

OPERATING REVENUE

SINGTEL	Quarter 31 Mar				YOY Chge %	Year 31 Mar				YOY Chge %
	2004		2003			2004		2003		
	S$ m	Mix %	S$ m	Mix %		S$ m	Mix %	S$ m	Mix %	
Data and Internet	279	27	274	23	1.9	1,120	28	1,166	25	-4.0
Mobile communications	209	20	203	17	2.7	822	20	825	17	-0.4
International telephone	180	18	206	17	-12.4	756	19	892	19	-15.3
National telephone	133	13	138	12	-3.8	561	14	569	12	-1.4
IT and engineering	168	16	192	16	-12.6	536	13	578	12	-7.3
Sale of equipment	22	2	24	2	-8.2	93	2	89	2	3.9
Paging and aeronautical	19	2	24	2	-20.8	83	2	110	2	-24.2
Others (1)	15	1	15	1	-2.0	58	1	81	2	-28.6
	1,025	100	1,076	91	-4.8	4,029	100	4,311	91	-6.6
Postal services	-	-	84	7	nm	-	-	348	7	nm
Directory advertising	-	-	20	2	nm	17	-	71	2	-76.5
Total	**1,025**	**100**	**1,180**	**100**	**-13.2**	**4,045**	**100**	**4,731**	**100**	**-14.5**

Note:
(1) Comprises revenue from lease of satellite transponders and miscellaneous income.

With the divestment of the postal and directory advertising businesses, Data & Internet services, the largest revenue stream, contributed 27% of total operating revenue for the quarter ended 31 March 2004 compared to 23% a year ago. Mobile communications was the second largest revenue stream at 20%, from 17% a year ago.

SECTION II: SINGTEL

Mobile Communications

SINGTEL	Quarter 31 Mar 2004	Quarter 31 Mar 2003	YOY Chge %	Year 31 Mar 2004	Year 31 Mar 2003	YOY Chge %
Cellular service [1]	209	203	2.7	822	825	-0.4

Key Drivers	Quarter 31 Mar 2004	Quarter 31 Dec 2003	Quarter 31 Mar 2003	Year 31 Mar 2004	Year 31 Mar 2003	YOY Chge %
Number of Mobile subscribers (000s)						
Prepaid	415	409	429	415	429	-3.3
Postpaid	1,101	1,125	1,120	1,101	1,120	-1.6
Total	**1,516**	**1,534**	**1,548**	**1,516**	**1,548**	**-2.1**
MOUs per subscriber per month [2]						
Prepaid	43	45	52	45	53	-15.3
Postpaid	314	305	292	304	306	-0.6
Average revenue per subscriber per month [2] (S$ per month)						
Prepaid	16	18	16	16	16	-1.8
Postpaid	72	70	69	70	72	-2.0
Blended	**57**	**56**	**55**	**55**	**57**	**-2.6**
Data services as % of ARPU [3]	*17%*	*17%*	*16%*	*17%*	*14%*	
Acquisition cost per subscriber (S$)	**189**	**141**	**148**	**171**	**161**	**6.2**
Postpaid churn per month	*2.0%*	*1.1%*	*1.6%*	*1.5%*	*1.5%*	
Singapore Mobile penetration rate [4]	*86%*	*83%*	*80%*	*86%*	*80%*	
Singapore mobile subscribers ('000s) [5]	*3,578*	*3,477*	*3,313*	*3,578*	*3,313*	*8.0*
Market share						
Prepaid	*40%*	*42%*	*48%*	*40%*	*48%*	
Postpaid	*44%*	*45%*	*46%*	*44%*	*46%*	
Overall	*42%*	*44%*	*47%*	*42%*	*47%*	

Notes:

(1) Cellular service revenue excludes revenue earned from international calls classified under "International Telephone" revenue, consistent with prior periods.

(2) Based on average subscribers, calculated as the simple average of opening and closing subscribers. ARPU includes revenue earned from international telephone calls.

(3) Includes revenue from SMS, *SEND, MMS and other data services.

(4) The penetration rates for the prior periods are based on previously published figures by IDA, not updated with subsequent changes in population base.

(5) Source: IDA. Prior period figures based on previously published figures by IDA.

SECTION II: SINGTEL

With general slow market growth, Mobile Communications revenue was stable relative to the preceding quarter and to the last corresponding quarter.

As at 31 March 2004, SingTel had a total of 1.516 million mobile subscribers, slightly lower than the 1.534 million a quarter ago. The churn was unfavorably impacted by a termination of about 20,000 inactive post paid mobile subscribers on expiry of a promotion scheme.

Blended ARPU increased slightly to S$57 from S$56 in the preceding quarter with post paid ARPU improving by S$2 to S$72.

Postpaid minutes of use grew to 314 minutes from 305 minutes in the preceding quarter and from 292 minutes in the same quarter last year. The increase was due to a continued focus on higher value customers and promotions aimed at giving customers incentive to make more calls.

Subscriber acquisition costs increased from S$141 to S$189 per subscriber with greater handset subsidies and discounts offered in the market.

SECTION II: SINGTEL

Data and Internet

SINGTEL	Quarter 31 Mar 2004 S$ m	Quarter 31 Mar 2003 S$ m	YOY Chge %	Year 31 Mar 2004 S$ m	Year 31 Mar 2003 S$ m	YOY Chge %
Data services						
Local leased circuits	95	93	2.4	382	381	0.3
International leased circuits	48	57	-14.9	195	271	-28.2
ISDN	15	14	6.4	62	64	-2.7
ATM	17	15	16.3	65	63	3.0
Others	36	36	-0.8	144	146	-1.4
	211	**214**	**-1.5**	**848**	**925**	**-8.3**
Internet related						
Broadband	65	35	84.7	227	111	104.1
Narrowband	25	33	-25.2	108	136	-20.4
SingTel Internet Exchange (STiX)	15	13	16.8	59	59	0.3
	105	**81**	**29.5**	**394**	**305**	**28.9**
Intercompany eliminations	(56)	(48)	16.4	(207)	(160)	29.4
	260	**247**	**5.1**	**1,035**	**1,071**	**-3.4**
Capacity sales revenue (net of interco elimin)	**20**	**27**	**-27.1**	**85**	**96**	**-11.2**
Total	**279**	**274**	**1.9**	**1,120**	**1,166**	**-4.0**

Key Drivers - Internet related	Quarter 31 Mar 2004	Quarter 31 Dec 2003	Quarter 31 Mar 2003	Year 31 Mar 2004	Year 31 Mar 2003	YOY Chge %
Number of broadband lines (000s) [1]	**258**	**242**	**162**	**258**	**162**	**59.4**
Singapore Broadband penetration rate [2]	*10%*	*9%*	*7%*	*10%*	*7%*	
Broadband market share	*61%*	*62%*	*60%*	*61%*	*60%*	
Number of paying Internet dial-up customers (000s)	**153**	**164**	**206**	**153**	**206**	**-25.7**

Notes:
(1) SingTel's broadband service comprises all ADSL lines, including SingNet retail broadband lines.
(2) Total estimated ADSL and cable lines divided by total Singapore population.

Compared to the corresponding quarter last year, Data & Internet revenue rose 1.9% and was stable compared to the preceding quarter.

Data services revenue decreased 1.5% against the corresponding quarter last year but was stable against the preceding quarter.

Local leased circuits, the largest component, contributed 45% of total Data services revenue during the quarter. Revenue increased 2.4% compared to the corresponding quarter last year and was stable from the preceding quarter.

SECTION II: SINGTEL

International leased circuit revenue stabilised compared to the preceding quarter although it declined 15% on a year on year basis. The circuit volume grew strongly at more than 80% with migration by customers to larger bandwidth circuits. However, unit prices continued to weaken and the volume growth could not mitigate the effects of price erosion.

Internet revenue rose by 30%, driven by higher demand for broadband services.

As at 31 March 2004, the number of broadband lines stood at 258,000 and represented year on year growth of 59%. Keen competition for broadband market share in Singapore coupled with a higher broadband penetration rate contributed to a slower take up of 16,000 net new subscribers in the current quarter, compared to 23,000 in the preceding quarter. Nevertheless, SingTel maintained its market leadership with a 61% market share.

The dial-up base continued to decline with customers migrating to broadband services, the latter services becoming more affordable as pricing gap narrowed. As at 31 March 2004, the number of dial-up subscribers totalled 153,000 compared to 206,000 a year ago. This loss of 53,000 customers was more than offset by the gain in broadband customers who have higher ARPUs.

Revenue from capacity sales included the amortised income of capacity sold on the C2C submarine cable network commissioned in January 2002. Capacity sales recorded on an operating lease basis for the current quarter amounted to S$20 million, 27% lower than the same quarter last year. The decline was also partially due to the weaker United States Dollar.

Please refer to Appendix 3 for more information on C2C.

International Telephone

SINGTEL	Quarter 31 Mar 2004 S$ m	Quarter 31 Mar 2003 S$ m	YOY Chge %	Year 31 Mar 2004 S$ m	Year 31 Mar 2003 S$ m	YOY Chge %
International (incl Malaysia) call revenue	140	164	-14.7	584	695	-15.9
Inpayments and net transit	40	42	-3.8	171	197	-13.2
Total	180	206	-12.4	756	892	-15.3

Key drivers	Quarter 31 Mar 2004	Quarter 31 Dec 2003	Quarter 31 Mar 2003	Year 31 Mar 2004	Year 31 Mar 2003	YOY Chge %
International telephone outgoing minutes (m mins)(excl Malaysia)	239	233	235	941	986	-4.5
Average IDD call collection rate - net basis (S$/ min) (excl Malaysia)	0.430	0.460	0.542	0.467	0.542	-13.8
Singapore total outgoing international and transit minutes (m mins) (2)	833	835	771	3,135	2,891	8.4
Market share (3)	*74%*	*77%*	*81%*	*76%*	*82%*	

SECTION II: SINGTEL

Notes:
(1) International telephone services include international calling cards, IDD calls and facsimile services into and out of Singapore, other international call services, corporate voice, video and audio conferencing and wholesale voice services. It also includes international telephone revenue earned from calls made from mobile phones.
(2) Source: IDA.
(3) Market share is computed based on SingTel's total outgoing international (including Malaysia) and transit minutes over the industry minutes published by IDA.

International Telephone revenue for the quarter amounted to S$180 million, comparable to the preceding quarter. Excluding Malaysia, the average collection rate fell 6.5% whilst International Telephone outgoing traffic volume rose 2.5%.

On a year to year basis, International Telephone revenue declined 12% in the quarter. The volume of international telephone outgoing minutes was stable but average IDD collection rates declined 21%.

National Telephone

SINGTEL	Quarter 31 Mar 2004 S$ m	Quarter 31 Mar 2003 S$ m	YOY Chge %	Year 31 Mar 2004 S$ m	Year 31 Mar 2003 S$ m	YOY Chge %
DEL[2], interconnect, payphone etc	133	138	-3.8	561	569	-1.4

Key Drivers	Quarter 31 Mar 2004	Quarter 31 Dec 2003	Quarter 31 Mar 2003	Year 31 Mar 2004	Year 31 Mar 2003	YOY Chge %
DEL working lines (000s)						
Residential	1,116	1,122	1,145	1,116	1,145	-2.6
Business	764	766	775	764	775	-1.4
Total	1,880	1,888	1,921	1,880	1,921	-2.1
Singapore DEL penetration rate [3]	45%	45%	46%	45%	46%	
Singapore DEL working lines ('000s) [4]	1,890	1,897	1,927	1,890	1,927	-2.0
DEL market share	99.5%	99.5%	99.7%	99.5%	99.7%	

Notes:
(1) National Telephone revenue comprises revenue derived from national telephone services, settlement of domestic telephone calls originated by competing fixed line and wireless service providers, enhanced telephone services and revenue from payphones.
(2) DEL : Direct exchange line.
(3) The penetration rates for the prior periods are based on previously published figures by IDA, not updated with subsequent changes in population base.
(4) Source: IDA.

National Telephone revenue fell 3.8% during the quarter due mainly to a 2.1% drop in the number of working lines and a decline in Internet dial up traffic. SingTel has also introduced applications such as voice-enabled content, surveillance and home monitoring on its fixed line network.

SECTION II: SINGTEL

IT and Engineering Services ("IT & E")

SINGTEL	Quarter 31 Mar 2004 S$ m	Quarter 31 Mar 2003 S$ m	YOY Chge %	Year 31 Mar 2004 S$ m	Year 31 Mar 2003 S$ m	YOY Chge %
NCS and its subsidiary companies	162	161	0.7	505	521	-3.1
IPACS (1)	6	31	-81.4	31	57	-45.4
	168	**192**	**-12.6**	**536**	**578**	**-7.3**

Note :
(1) IPACS was acquired and consolidated from 1 October 2002.

Revenue from IT&E decreased 13% to S$168 million during the quarter. Compared to the preceding quarter, IT&E grew strongly by 49% with the fourth quarter being a seasonally stronger quarter.

Contribution from IPACS of S$6 million was lower than the S$31 million recorded in the same quarter last year. There was a major order fulfilment that took place in March 2003.

Excluding IPACS, NCS posted a 1% growth. In the quarter, the revenue generation momentum picked up pace with major contract wins from a wide industry spectrum including government, education, financial services, defense, and aviation. Good progress was made overseas with e-government projects in Sri Lanka, installation of flight information display devices at Beijing Airport, and enterprise infrastructure and systems for MNC manufacturing plants in China.

The percentage of NCS' revenue from outside of Singapore remained at approximately 13%.

SECTION II: SINGTEL

OPERATING EXPENSES
(Before Depreciation And Amortisation)

SINGTEL	Quarter 31 Mar 2004 S$ m	Quarter 31 Mar 2003 S$ m	YOY Chge %	Year 31 Mar 2004 S$ m	Year 31 Mar 2003 S$ m	YOY Chge %
Staff costs	155	176	-12.0	602	680	-11.5
Selling & administrative	136	156	-12.9	496	583	-14.8
Traffic expenses	133	147	-9.3	492	592	-16.9
Cost of sales	131	142	-7.7	390	435	-10.4
Repairs & maintenance	28	37	-25.7	111	121	-8.7
Others (1)	(7)	(12)	-40.2	(25)	(37)	-31.2
Total	**576**	**647**	**-10.9**	**2,065**	**2,374**	**-13.0**
SingTel and subsidiary companies	576	584	-1.4	2,056	2,121	-3.1
SingPost (2)	-	55	nm	-	217	nm
SingTel Interactive (2) (3)	-	7	nm	10	36	-73.7
Total	**576**	**647**	**-10.9**	**2,065**	**2,374**	**-13.0**

Notes:
(1) Others include government grants and recoveries of costs.
(2) Based on after elimination of intercompany transactions.
(3) Formerly known as SingTel Yellow Pages Pte Ltd.

As a percentage of operating revenue	Quarter 31 Mar 2004	Quarter 31 Mar 2003	Year 31 Mar 2004	Year 31 Mar 2003
Staff costs	15%	15%	15%	14%
Selling & administrative	13%	13%	12%	12%
Traffic expenses	13%	12%	12%	13%
Cost of sales	13%	12%	10%	9%
Repairs & maintenance	3%	3%	3%	3%
Others	-1%	-1%	-1%	-1%
Total	**56%**	**55%**	**51%**	**50%**

All expense categories recorded declines. SingTel's underlying operating expenses (i.e. excluding postal and directories businesses) decreased by 1.4% or S$8 million during the quarter.

SECTION II: SINGTEL

Staff Costs

SINGTEL	Quarter 31 Mar 2004 S$ m	Quarter 31 Mar 2003 S$ m	YOY Chge %	Year 31 Mar 2004 S$ m	Year 31 Mar 2003 S$ m	YOY Chge %
Gross staff costs	151	154	-2.5	599	603	-0.6
Performance share cost	9	-	nm	15	-	nm
	159	154	3.2	615	603	1.9
Capitalisation	(5)	(3)	67.9	(16)	(15)	10.2
	155	152	2.0	598	588	1.7
SingPost	-	19	nm	-	74	nm
SingTel Interactive	-	5	nm	4	17	-79.9
Total, net	**155**	**176**	**-12.0**	**602**	**680**	**-11.5**

Key Drivers	Quarter 31 Mar 2004	Quarter 31 Dec 2003	Quarter 31 Mar 2003	Year 31 Mar 2004	Year 31 Mar 2003	YOY Chge %
SingTel average number of staff	10,253	10,339	13,238	10,451	13,225	-21.0
Revenue per staff (S$'000) [(1)]	100	94	89	387	358	8.2
As at end of period:						
Number of staff						
NCS Group	2,751	2,824	2,868	2,751	2,868	-4.1
SingTel and subsidiary companies	7,462	7,500	7,636	7,462	7,636	-2.3
	10,213	**10,324**	**10,504**	**10,213**	**10,504**	**-2.8**
SingTel Interactive [(2)]	-	-	390	-	390	nm
SingPost	-	-	2,234	-	2,234	nm
SingTel	**10,213**	**10,324**	**13,128**	**10,213**	**13,128**	**-22.2**
Optus	8,868	8,894	8,588	8,868	8,588	3.3
Total Group	**19,081**	**19,218**	**21,716**	**19,081**	**21,716**	**-12.1**

Notes:
(1) Based on average staff numbers.
(2) The staff of SingTel Interactive Pte Ltd was transferred to Yellow Pages (Singapore) Pte Ltd, the new entity which bought the directory assets and businesses of SingTel with effect from 1 July 2004.

As at 31 March 2004, SingTel's headcount (excluding employees in the postal and directories businesses) dropped by 2.8% to 10,213.

On a year on year basis, gross staff costs (before capitalisation) increased 3.2% due to higher performance share costs of S$9 million and ex-gratia redundancy payments of S$4 million made in the quarter, partially offset by the lower employer's CPF contribution rate implemented from 1 October 2003.

In May 2003, the Group introduced a performance share plan known as the SingTel Executives' Performance Share Plan (the "Plan") to replace its share options scheme. The Plan aims to better align the interests of staff with the interests of shareholders, and to attract and retain staff.

SECTION II: SINGTEL

Under the Group's accounting policy, the cost of the Plan is amortised over the performance period from the grant date to the vesting date, based on the estimated fair market value at which existing ordinary shares are purchased and on vesting performance assumptions, while the performance shares will only vest upon attainment of certain performance hurdles. The cost charged and accrued to SingTel in the quarter was S$9 million compared to S$3 million in the preceding quarter. The higher amount accrued this quarter resulted from improved performance of the Group relative to the stated performance hurdles and higher SingTel share price level.

Selling & Administrative Expenses

SINGTEL	Quarter 31 Mar		YOY Chge	Year 31 Mar		YOY Chge
	2004 S$ m	2003 S$ m	%	2004 S$ m	2003 S$ m	%
Selling & administrative expenses						
- SingTel and subsidiary companies	136	142	-4.3	494	522	-5.3
- SingPost	-	15	nm	-	57	nm
- SingTel Interactive	-	(1)	nm	3	4	-36.6
	136	156	-12.9	496	583	-14.8

In the prior years, all inter-company charges with SingPost were eliminated when SingPost was consolidated on a line by line basis as a subsidiary. From this financial year, SingPost has been accounted for as an associate, and postage and counter services charges paid to SingPost are charged directly to administrative expenses. Such expenses amounted to S$5 million for the current quarter and S$20 million for the year ended 31 March 2004. Adjusting for the expenses on a comparable basis, the underlying Selling & Administrative expenses were 8% lower than the same quarter last year (instead of 4.3%) and 9% lower (instead of 5.3%) for the current year. The decline in Selling & Administrative expenses was attributable to lower bad and doubtful debts expense and lower advertising expenses.

Compared to the preceding quarter, Selling & Administrative expenses increased by 18% due to higher mobile subscriber acquisition and retention costs.

SECTION II: SINGTEL

Traffic Expenses

SINGTEL	Quarter 31 Mar 2004 S$ m	Quarter 31 Mar 2003 S$ m	YOY Chge %	Year 31 Mar 2004 S$ m	Year 31 Mar 2003 S$ m	YOY Chge %
International outpayments	72	72	-0.3	269	296	-9.3
Leases [1]	50	48	3.8	174	192	-9.5
Interconnect	12	12	0.8	49	46	6.7
	133	132	1.3	492	535	-8.0
SingPost	-	15	nm	-	57	nm
	133	**147**	**-9.3**	492	**592**	**-16.9**

Note:
(1) Leases comprise backhaul charges, Inmarsat satellite rental, cost of restoring cable breakages and lease circuit charges.

The decline in international outpayments for the year was mainly attributable to an average decline of 9% in the settlement rate. The higher interconnect cost was driven by higher SMS traffic.

Cost of Sales

SINGTEL	Quarter 31 Mar 2004 S$ m	Quarter 31 Mar 2003 S$ m	YOY Chge %	Year 31 Mar 2004 S$ m	Year 31 Mar 2003 S$ m	YOY Chge %
Cost of sales						
- NCS/ TEPL/ SingTel	126	106	19.3	362	349	3.6
- IPACS	5	28	-82.1	26	48	-46.4
	131	134	-1.9	387	397	-2.5
SingPost	-	6	nm	-	25	nm
SingTel Interactive	-	3	nm	3	14	-80.9
Total	**131**	**142**	**-7.7**	**390**	**435**	**-10.4**

Cost of sales declined at a slower rate relative to the decline in corresponding revenue from IT services and sale of equipment because of continued pressures on margins.

SECTION II: SINGTEL

Repairs & Maintenance

SINGTEL	Quarter 31 Mar 2004 S$ m	Quarter 31 Mar 2003 S$ m	YOY Chge %	Year 31 Mar 2004 S$ m	Year 31 Mar 2003 S$ m	YOY Chge %
Repairs & maintenance						
- SingTel and subsidiaries	28	36	-23.6	111	116	-4.8
- SingPost	-	1	nm	-	4	nm
- SingTel Interactive	*	*	nm	*	1	nm
	28	37	-25.7	111	121	-8.7

Certain maintenance costs were deferred from the third quarter into the fourth quarter of last year. On a full year basis, Repairs & Maintenance declined 8.7%.

OTHER INCOME STATEMENT ITEMS

Depreciation And Amortisation

SINGTEL	Quarter 31 Mar 2004 S$ m	Quarter 31 Mar 2003 S$ m	YOY Chge %	Year 31 Mar 2004 S$ m	Year 31 Mar 2003 S$ m	YOY Chge %
Amortisation of goodwill						
- for acquisition of Optus	139	126	11.0	558	552	1.1
- for acquisition of associates and other subsidiaries	25	23	12.0	95	79	20.1
	165	148	11.1	652	631	3.5
Depreciation of property, plant and equipment						
- SingTel and subsidiary companies	155	137	12.6	547	536	2.0
- C2C	36	49	-27.3	131	190	-30.9
- SingPost	-	8	nm	-	38	nm
- SingTel Interactive	*	1	nm	1	5	-78.8
	190	196	-3.0	679	769	-11.6
Other amortisation	*	*	nm	*	*	nm
	190	196	-2.9	679	769	-11.6
Depreciation as a percentage of operating revenue	*19%*	*17%*		*17%*	*16%*	

As part of its regular review of the useful lives of property, plant and equipment, additional depreciation charge of approximately S$23 million was taken to reflect the shorter useful lives of the assets, namely cable systems due to their expected earlier decommissioning dates. Overall depreciation charge, however, declined by 3.0% primarily due to a S$812 million (US$460 million) impairment charge on C2C's network assets made in the March 2003 quarter.

SECTION II: SINGTEL

Net Finance Income

SINGTEL	Quarter 31 Mar 2004 S$ m	Quarter 31 Mar 2003 S$ m	YOY Chge %	Year 31 Mar 2004 S$ m	Year 31 Mar 2003 S$ m	YOY Chge %
Net interest expense						
Interest expense	(65)	(78)	-16.5	(270)	(307)	-12.1
Writeback of interest expense	-	-	-	10	-	nm
Interest income from third parties	7	4	67.5	20	20	-
	(58)	(74)	-21.0	(240)	(287)	-16.5
Interest income from Optus	12	3	369.2	66	4	@
	(46)	**(71)**	**-35.3**	**(174)**	**(284)**	**-38.6**
Other finance (expense)/ income						
Net investment (loss)/ income						
- Writeback/ (provision) for diminution in value of short term investments	6	33	-82.3	29	(8)	nm
- Investment gain /(loss)(1)	(4)	(43)	-91.6	(9)	(39)	-77.9
- Foreign exchange (loss)/ gain (non-trade)	(3)	5	nm	248	37	@
	(1)	(4)	-77.3	268	(11)	nm
Premium on bond buy back	-	-	-	(17)	-	nm
	(1)	**(4)**	**-77.3**	**252**	**(11)**	**nm**

Note:
(1) Comprise mainly dividend income and realised gains or losses on disposals of short term investments.

Excluding the interest income from Optus (which is eliminated upon consolidation), net interest expense declined significantly by 21%. The decline was mainly attributable to a reduction of interest expense with lower interest rates.

For the year ended 31 March 2004, SingTel recorded a foreign exchange gain of S$248 million, attributed mainly to significant foreign exchange gain of S$222 million resulting from Australian Dollar denominated short term inter-company loans given to Optus.

In March 2003, SingTel extended loans totalling A$1.30 billion to Optus, denominated in Australian Dollar. The loans were intended to be part of the long term financing of Optus, and consequently, exchange differences were taken to reserves.

Optus cash performance has been better than anticipated since those loans were made. As a result, the Group's treasury policy required a rebalancing of the Australian Dollar debt with Australian cash flows. Consequently, A$1.07 billion of these inter-company loans were re-designated as short term loans in the preceding quarter. As at 31 March 2004, Optus has repaid A$722 million to SingTel.

SECTION II: SINGTEL

Exceptional Items

SINGTEL	Quarter 31 Mar 2004 S$ m	Quarter 31 Mar 2003 S$ m	YOY Chge %	Year 31 Mar 2004 S$ m	Year 31 Mar 2003 S$ m	YOY Chge %
Provision for impairment of C2C network assets	(261)	(812)	-67.9	(261)	(812)	nm
Lease income	-	228	nm	-	228	nm
C2C's exceptional items	(261)	(585)	-55.3	(261)	(585)	-55.3
Net gain on disposal of non-current investments (2)						
- Belgacom gains from first share buyback in Q3	31	-	nm	83	-	nm
- Belgacom gains from second share buyback and IPO in Q4	1,942	-	nm	1,942	-	nm
- other investments	61	(25)	nm	199	(81)	nm
Gain on disposal of 69% equity interest in SingPost (3)	2	-	-	547	-	nm
Gain on disposal of directory assets and businesses (3)	*	-	nm	160	-	nm
Provision for diminution in value of non-current investments (2)	(70)	(83)	-15.6	(72)	(95)	-23.7
Reversal of provision for diminution in value of BSI	-	67	nm	-	67	nm
Provision for impairment of other property, plant and equip	(29)	(45)	-35.1	(29)	(45)	-35.1
Impairment of goodwill of an associate	-	(47)	nm	-	(47)	nm
Loss on deemed disposal associate	-	-	-	-	(3)	nm
Recovery of investment in joint venture companies previously written off	*	-	nm	2	11	-84.4
Others	(4)	-	nm	(4)	3	nm
Total	1,673	(718)	nm	2,567	(775)	nm

Notes:
(1) Exceptional items are material non-recurring items for which separate disclosure is considered necessary to avoid distortion of reported results of performance.
(2) Non-current investments include associates and long term investments.
(3) Adjustments were made following finalisation of the professional fees incurred.

In March 2004, SingTel disposed its remaining shareholding in Belgacom for a pre-tax profit of S$1.94 billion, determined based on net proceeds of S$2.49 billion less the carrying value of S$524 million, plus related foreign exchange gains. The gain is approximately S$1.61 billion after tax and net of minority interest.

Prior to 1 April 2003, SingTel adopted Statements of Accounting Standard ("SAS") 22, *Business Combinations*. Pursuant to the Companies Act (Accounting Standards) Regulations 2002 applicable in Singapore from 1 January 2003, the Group prepare its financial statements in accordance with Financial Reporting Standards ("FRS") with effect from its financial year beginning 1 April 2003. Accordingly, FRS 22, *Business Combinations*, became applicable to SingTel from that date. FRS 22 is substantially similar to SAS 22 except that unlike SAS 22, FRS 22 does not require adjustments of attributable goodwill previously deducted from equity against profit or loss on disposal of the investment.

Had SingTel continued to adopt the previous SAS 22, the net gain after tax and minority interest on disposal of Belgacom and after deducting attributable goodwill would be approximately S$850 million.

SECTION II: SINGTEL

The results for the prior years have not been adjusted retrospectively for the adoption of FRS 22 as the effects are not material. Under FRS 22, net profit would have been S$1,468 million instead of S$1,401 million reported for the year ended 31 March 2003, and net profit would have been S$1,717 million instead of S$1,631 million reported for the year ended 31 March 2002.

Overall, SingTel's gain on disposal of Belgacom amounted to S$2.03 billion, including the S$83 million from the first share buy back in December 2003. The cumulative cash returns from Belgacom is more than three times the cost of investment, representing an average annual return on investment of 17%.

In the current quarter, an impairment charge of S$261 million (US$156 million) was made for C2C's network assets (see further information on Appendix 3) and S$29 million for SingTel's other property, plant and equipment in accordance with FRS 36.

Under FRS 36, SingTel reviewed its property, plant and equipment for impairment whenever events or circumstances indicate that their carrying amounts may not be recoverable. The recoverable amount of an asset is the higher of an asset's net selling price and value in use (determined using a discounted cash flow model). If the recoverable amount is less than the carrying value of the asset, an impairment charge is then recorded.

SECTION II: SINGTEL

Taxation

SINGTEL	Quarter 31 Mar 2004 S$ m	Quarter 31 Mar 2003 S$ m	YOY Chge %	Year 31 Mar 2004 S$ m	Year 31 Mar 2003 S$ m	YOY Chge %
Taxation						
Current and deferred taxes (a)	35	44	-20.7	296	362	-18.2
Taxes associated with Belgacom disposal	156	-	nm	156	-	nm
Adjustment for reduction in Singapore corporate tax rate	(52)	-	nm	(52)	(123)	-57.8
	139	44	215.9	400	239	67.5
Share of taxes of associates						
Tax on ordinary results (b)	115	79	45.7	436	281	55.2
Tax (credit)/ expense on exceptional items	(4)	14	nm	(101)	12	nm
Share of tax adjustment of Belgacom	-	(6)	nm	-	17	nm
Total	**250**	**131**	**91.4**	**735**	**549**	**34.0**
Effective tax rates based on :						
SingTel reported profits before tax (ex-Optus)				*15.4%*	*42.3%*	
SingTel profits (ex-Optus and associates)						
Profit before tax				**4,789**	**1,296**	
Exclude compensation from IDA				(337)	(337)	
Exclude share of associates' profits				(1,130)	(1,031)	
Exclude amortisation of goodwill				652	631	
Exclude provision for diminution of short term investments				(29)	8	
Exclude exceptional items ("EI")				(2,567)	775	
Exclude exchange differences from loans to Optus				(222)	-	
Exclude C2C losses (pre- EI)				145	227	
Adjusted pre-tax profits (c)				**1,301**	**1,569**	
Effective tax rate (a)/ (c)				*22.8%*	*23.1%*	
Statutory tax rate applicable to period				**20.0%**	**22.0%**	
Share of associates' profits						
Share of results from ordinary operations (d)				1,455	773	
Effective tax rate (b)/(d)				*30.0%*	*36.3%*	

The tax expense for the year included a tax credit of S$52 million relating to the reduction in the Singapore corporate tax rate from 22% to 20% announced by the Singapore Government on 27 February 2004. In the prior year, a similar tax credit of S$123 million was recognised for the reduction in Singapore's corporate tax rate from 24.5% to 22%.

The effective tax rate on ordinary results for the associates was 30%, lower than the 36% a year ago due to a higher contribution from Telkomsel, which has a lower tax rate of 30%, and lower effective tax rates for the other major associates.

Belgacom's corporate tax rate was reduced from 40.17% to 33.99% in January 2003. Globe also reported a lower effective tax rate due to a three-year income tax holiday for its phase 8 telecommunication system expansion project.

The tax credit for associates of S$101 million on exceptional items for the year relates mainly to Belgacom's exceptional pension cost charge in the December quarter.

SECTION II: SINGTEL

MINORITY INTERESTS

SINGTEL	Quarter 31 Mar 2004 S$ m	Quarter 31 Mar 2003 S$ m	YOY Chge %	Year 31 Mar 2004 S$ m	Year 31 Mar 2003 S$ m	YOY Chge %
Attributable to minority interests in						
- Ordinary operations	5	23	-79.0	48	57	-16.6
- EI on gain on Belgacom sale	(190)	-	nm	(195)	-	nm
- Taxes associated with Belgacom sale	16	-	nm	16	-	nm
- EI on C2C cable network impairment	-	237	nm	-	237	nm
	(170)	**260**	**nm**	**(132)**	**294**	**nm**

Minority interests relate mainly to the results of C2C and ADSB/Belgacom attributable to the minority shareholders and included the exceptional gains on disposal of SingTel's equity interest in ADSB group attributable to the minority shareholder.

SECTION II: SINGTEL

SINGTEL CASH FLOW AND CAPITAL EXPENDITURE

	Quarter			Year		
	31 Mar	31 Mar	31 Dec	31 Mar		YOY
	2004	2003 (1)	2003	2004	2003 (1)	Chge
	S$ m	S$ m	S$ m	S$ m	S$ m	%
Net cash inflow/(outflow) from operating activities						
Profit before tax	**2,189**	**(228)**	**812**	**4,789**	**1,296**	**269.6**
Depreciation	190	196	162	679	769	-11.6
Amortisation of goodwill	165	148	164	652	631	3.5
Compensation from IDA	(84)	(84)	(84)	(337)	(337)	-
Share of results of associates	(372)	(278)	(168)	(1,130)	(1,031)	9.7
Exceptional items	(1,673)	718	(186)	(2,567)	775	nm
Net finance income	47	76	(195)	(78)	294	nm
Other non-cash items	(1)	(4)	68	5	(5)	nm
Non-cash items	(1,730)	771	(303)	(2,776)	1,096	nm
Operating cash flow before working capital chges	460	543	509	2,013	2,391	-15.8
Changes in operating assets and liabilities	136	121	(46)	(56)	61	nm
	596	**664**	**463**	**1,957**	**2,452**	**-20.2**
Dividends received from associates	153	2	113	680	272	150.5
Tax paid	(58)	(37)	(143)	(418)	(461)	-9.3
	691	**628**	**433**	**2,219**	**2,263**	**-1.9**
Net cash inflow/ (outflow) from investing activities						
Payment for purchases of property, plant and equipment	(62)	(89)	(78)	(293)	(775)	-62.2
Repayment of loans by Optus /(Loans to Optus)	255	(563)	644	899	(1,364)	nm
Investment in associates	2	(24)	(348)	(350)	(825)	-57.6
Net (purchase)/ sale of short term investments	34	165	(87)	(332)	372	nm
Proceeds from disposal of associates	207	13	89	297	23	@
Proceeds from disposal of long term investments	82	-	149	287	241	19.1
Proceeds from disposal of SingPost, net of cash disposed	2	-	-	351	-	nm
Proceeds from disposal of directory assets/businesses	-	-	-	223	-	nm
Others *(dividends and interest received etc)*	31	36	37	120	72	67.5
	550	**(462)**	**407**	**1,202**	**(2,255)**	**nm**
Net cash (outflow)/ inflow from financing activities						
Bank borrowings	-	86	-	-	307	nm
Issue of bonds by SingPost	-	-	-	300	-	nm
(Payment)/ Balance due for bonds buyback	-	-	(502)	(485)	-	nm
Premium on bond buyback	-	-	-	(17)	-	nm
Net interest paid on borrowings and swaps	(40)	(63)	(62)	(244)	(299)	-18.4
Dividends paid	-	-	-	(765)	(765)	-
Proceeds from issue of shares from share options	31	-	4	37	-	nm
Others *(dividend to MI, loans from MI repaid)*	(26)	(1)	(1)	(33)	(16)	112.2
	(36)	**22**	**(560)**	**(1,206)**	**(772)**	**56.2**
Net increase/ (decrease) in cash and cash equivalents	**1,205**	**189**	**280**	**2,215**	**(764)**	**nm**
Cash and cash equivalents at beginning	**1,898**	**699**	**1,619**	**888**	**1,653**	**-46.3**
Cash and cash equivalents at end	**3,103**	**888**	**1,898**	**3,103**	**888**	**249.4**
Free cash flows (2)	**629**	**540**	**355**	**1,926**	**1,488**	**29.4**
Capital expenditure - accrual basis	**137**	**103**	**105**	**216**	**536**	**-59.7**
Cash capex to operating revenue	***6%***	***8%***	***8%***	***7%***	***16%***	

SECTION II: SINGTEL

Notes:
(1) Certain March 2003 numbers have been reclassified.
(2) Free cash flows refers to cashflow from operating activities less cash capex.

For the year ended 31 March 2004, operating cash flow for SingTel (before dividend and tax) totalled S$1.96 billion, down 20% due to lower operational EBITDA. Dividends received from associates rose 151% to S$680 million, which included a special dividend of S$200 million from SingPost declared in the previous financial year and S$181 million ordinary dividend from Belgacom.

Investing activities generated a net cash inflow of S$1.20 billion for the year. The significant investing cash inflows comprised S$899 million from Optus for partial repayment of inter-company loans, S$574 million from the divestment of postal and directory businesses and S$197 million from the first share buyback of Belgacom. The sale proceeds from the second share buyback and IPO of Belgacom of Euro 1.20 billion[3] were received only in April 2004.

The cash outflow for capital expenditure was S$293 million, which represented 7% of the operating revenue. The higher capital expenditure of $775 million last year was due to a payment of S$430 million for the C2C cable network.

With lower capital expenditure, free cash flow for the current year rose to S$1.93 billion, 29% higher than last year.

Net cash outflow for financing activities amounted to S$1.21 billion. During the year, SingTel bought back S$485 million of its S$1 billion bonds and paid S$765 million as final dividends.

Cash and cash equivalents for the year increased by S$2.22 billion, resulting in an ending cash balance of S$3.10 billion as at 31 March 2004.

[3] Before tax and minority interest.

SINGTEL OPTUS PTY LIMITED

MANAGEMENT DISCUSSION AND ANALYSIS OF AUDITED RESULTS OF OPERATIONS

FINANCIAL HIGHLIGHTS
FOR THE FOURTH QUARTER ENDED 31 MARCH 2004

- **Operating revenue up 12% (excluding the one-off C1 Defence contract).**
- **Operational EBITDA up 29% (excluding the one-off C1 Defence contract).**
- **Operational EBITDA margin increased to 30.2% -- up 3.9 percentage points.**
- **Profit before exceptional tax item of A$124 million -- up A$42 million.**
- **Free cash flow of A$409 million -- up 81%.**

FOR THE YEAR ENDED 31 MARCH 2004

- **Operating revenue up 15% (excluding the one-off C1 Defence contract).**
- **Operational EBITDA up 38% (excluding the one-off C1 Defence contract).**
- **Operational EBITDA margin increased to 29.3% -- up 4.9 percentage points.**
- **Profit before exceptional tax item of A$440 million -- up A$412 million.**
- **Free cash flow of A$1.1 billion -- up 101%.**

	Quarter 31 Mar		YOY Chge	Year 31 Mar		YOY Chge
	2004 A$ m	2003 A$ m	%	2004 A$ m	2003 A$ m	%
Operating revenue	1,650	1,494	10.4	6,609	5,550	19.1
- excluding the C1 Defence contract	1,648	1,468	12.3	6,357	5,524	15.1
Operational EBITDA	498	390	27.7	1,892	1,350	40.2
Operational EBITDA margin	*30.2%*	*26.1%*		*28.6%*	*24.3%*	
- excluding the C1 Defence contract	*30.2%*	*26.3%*		*29.3%*	*24.4%*	
EBIT	241	118	104.8	886	350	153.1
Net profit before exceptional tax credit	124	82	51.7	440	28	@
Exceptional tax credit	24	308	-92.1	24	308	-92.1
Net profit after tax	148	390	-62.0	464	336	38.0
Free cash flow	409	227	80.5	1,106	551	100.9

SECTION III : OPTUS

OPTUS SUMMARY INCOME STATEMENTS – Singapore GAAP
For The Fourth Quarter And Year Ended 31 March 2004

	Quarter 31 Mar		YOY	Year 31 Mar		YOY
	2004 A$ m	2003 A$ m	Chge %	2004 A$ m	2003 A$ m	Chge %
Operating revenue	**1,650**	**1,494**	**10.4**	**6,609**	**5,550**	**19.1**
Operating expenses	(1,158)	(1,093)	6.0	(4,745)	(4,207)	12.8
	491	401	**22.5**	1,864	1,343	**38.8**
Other income	7	(11)	nm	28	7	304.3
Operational EBITDA	**498**	**390**	**27.7**	**1,892**	**1,350**	**40.2**
- EBITDA margin	*30.2%*	*26.1%*		*28.6%*	*24.3%*	
Share of results of joint ventures	(5)	(3)	68.8	(8)	2	nm
EBITDA	**493**	**387**	**27.4**	**1,884**	**1,351**	**39.4**
Amortisation of goodwill	(1)	(1)	-14.3	(3)	(3)	-
Depreciation & other amortisation	(251)	(268)	-6.6	(995)	(999)	-0.4
EBIT	**241**	**118**	**104.8**	**886**	**350**	**153.1**
Net finance expense	(48)	(56)	-14.4	(202)	(234)	-13.7
Profit before exceptional items	**194**	**62**	**211.1**	**684**	**116**	**490.8**
Exceptional items	-	-	-	(23)	(45)	-49.3
Profit before tax	**194**	**62**	**211.1**	**661**	**70**	**@**
Tax (expense) / credit	(70)	19	nm	(222)	(42)	425.1
Net profit before exceptional tax credit	**124**	**82**	**51.7**	**440**	**28**	**@**
Exceptional tax credit	24	308	-92.1	24	308	-92.1
Net profit after tax	**148**	**390**	**-62.0**	**464**	**336**	**38.0**

Note:
Refer to next page for amounts excluding the one-off C1 Defence contract.

SECTION III : OPTUS

Selected Income Statement Line Items Excluding The C1 Defence Contract

When the one-off revenues and expenses associated with the successful C1 satellite launch are excluded, results for the quarter and year ended 31 March 2004 are as follows:

	Quarter 31 Mar		YOY Chge	Year 31 Mar		YOY Chge
	2004 A$ m	2003 A$ m	%	2004 A$ m	2003 A$ m	%
Operating revenue	1,648	1,468	12.3	6,357	5,524	15.1
Operating expenses	(1,157)	(1,070)	8.1	(4,524)	(4,181)	8.2
Operational EBITDA	498	387	28.8	1,861	1,350	37.8
Operational EBITDA margin	*30.2%*	*26.3%*		*29.3%*	*24.4%*	
Profit before tax	194	59	229.0	630	71	@
Net profit after tax	148	387	-61.7	442	336	31.5

REVIEW OF OPTUS OPERATING PERFORMANCE

Optus has exceeded all of its financial targets for the year ended March 2004. It is particularly pleasing to announce a profit before exceptional tax item of A$440 million compared to A$28 million in the previous year.

Optus committed at the beginning of the year to maintain its growth momentum. This year, the top line grew by 15% to A$6.36 billion, excluding the C1 Defence contract. This is at least three times faster than market growth.

EBITDA margins have continued to expand, reaching the important milestone of 30% in the fourth quarter. Operational EBITDA for the year increased by 38% to A$1.86 billion, excluding the C1 Defence contract.

Optus had an A$1 billion capital expenditure target, and comfortably met this, with cash expenditure of A$833 million. The ratio of cash capital expenditure to revenue for the year was 13%. This allowed Optus to deliver free cash flow of A$1.11 billion, double last year's A$551 million.

For the fourth quarter, operating revenue growth was 12%, excluding C1 Defence contract revenues recorded in the fourth quarter last year. Including the C1 contract, growth was 10%. On a sequential basis, revenues were flat, consistent with seasonal patterns seen in previous years.

Operating cost growth for the fourth quarter was contained to 8.1%, excluding the C1 Defence contract. As a result, EBITDA margins expanded to 30.2%. Operational EBITDA growth for the quarter was 29%, excluding the C1 Defence contract.

Net profit after tax for the quarter grew by 52% to A$124 million, excluding exceptional tax credits in both quarters.

Free cash flow for the quarter of A$409 million was 81% higher than the same quarter last year.

SECTION III : OPTUS

DIVISIONAL TOTALS

	Quarter 31 Mar		YOY	Year 31 Mar		YOY
	2004 A$ m	2003 A$ m	Chge %	2004 A$ m	2003 A$ m	Chge %
Operating revenue by division:						
Mobile	887	795	11.6	3,445	2,920	18.0
Optus business	275	264	4.2	1,282	969	32.4
- excluding the C1 Defence contract	*274*	*238*	15.0	*1,030*	*943*	9.3
Optus wholesale	124	113	9.1	449	447	0.5
Consumer and multimedia	379	336	12.6	1,490	1,268	17.5
Less inter-divisional revenue [1]	(15)	(15)	2.0	(58)	(54)	7.9
Total	**1,650**	**1,494**	**10.4**	**6,609**	**5,550**	**19.1**
- excluding C1 Defence contract	***1,648***	***1,468***	**12.3**	***6,357***	***5,524***	**15.1**
Operational EBITDA by division:						
Mobile	336	282	19.1	1,298	1,056	22.9
Optus business & wholesale	111	80	39.1	412	289	42.5
- excluding the C1 Defence contract	*111*	*76*	45.3	*381*	*289*	31.7
Consumer and multimedia	51	28	81.6	183	5	@
Total	**498**	**390**	**27.7**	**1,892**	**1,350**	**40.2**
- excluding C1 Defence contract	***498***	***387***	**28.8**	***1,861***	***1,350***	**37.8**
Operational EBITDA margins by division:						
Mobile	*38%*	*36%*		*38%*	*36%*	
Optus business & wholesale	*28%*	*21%*		*24%*	*20%*	
- excluding the C1 Defence contract	*28%*	*22%*		*26%*	*21%*	
Consumer and multimedia	*14%*	*8%*		*12%*	*0%*	
Total	***30.2%***	***26.1%***		***28.6%***	***24.3%***	
- excluding C1 Defence contract	***30.2%***	***26.3%***		***29.3%***	***24.4%***	

Note:
(1) Inter-divisional revenue represents mobile termination revenue for fixed to mobile calls originating with Consumer and Multimedia, and Optus Business and preselected customers.

Operating revenue grew 12% compared to the same quarter last year, excluding the C1 Defence contract. This was the ninth successive quarter of double digit revenue growth for Optus.

All divisions reported better margins than the same quarter last year. Optus Mobile contributes the majority of Optus' operational EBITDA, but margin improvements in both Business & Wholesale and Consumer & Multimedia resulted in each division making a healthy contribution to EBITDA growth.

SECTION III : OPTUS

OPTUS MOBILE DIVISION

	Quarter 31 Mar 2004 A$ m	Quarter 31 Mar 2003 A$ m	YOY Chge %	Year 31 Mar 2004 A$ m	Year 31 Mar 2003 A$ m	YOY Chge %
Mobile communications revenue [1]						
Services	816	708	15.2	3,122	2,669	17.0
Equipment	71	87	-18.3	323	251	28.9
	887	**795**	**11.6**	**3,445**	**2,920**	**18.0**
Operational EBITDA [2]	**336**	**282**	**19.1**	**1,298**	**1,056**	**22.9**
- EBITDA margin	*38%*	*36%*		*38%*	*36%*	

Key Drivers	Quarter 31 Mar 2004	Quarter 31 Dec 2003	Quarter 31 Mar 2003	Year 31 Mar 2004	Year 31 Mar 2003	YOY Chge %
Number of mobile subscribers (000s)						
Prepaid	2,520	2,368	1,834	2,520	1,834	37.4
Postpaid	3,033	2,997	2,888	3,033	2,888	5.0
Total	5,553	5,365	4,722	5,553	4,722	17.6
Mobile penetration rate [3]	*80%*	*77%*	*70%*	*80%*	*70%*	
MOUs per subscriber per month [4]						
Prepaid [5]	45	55	57	58	43	34.6
Postpaid	128	132	121	130	122	6.3
ARPU per month (A$) [4]						
Prepaid	24	24	22	23	21	11.7
Postpaid	71	73	68	71	66	7.1
Blended	50	52	51	51	50	1.0
Data revenue as a percentage of service revenue	*15%*	*14%*	*14%*	*14%*	*11%*	
Market (000s) [6]	15,966	15,459	13,924	15,966	13,924	*14.7*
Market share - total [6]	*35%*	*35%*	*34%*	*35%*	*34%*	
Retail postpaid churn rate per month [7]	*1.3%*	*1.4%*	*1.5%*	*1.4%*	*1.5%*	
% users through wholesale [8]	*18%*	*18%*	*18%*	*18%*	*18%*	

Notes:
(1) Including equipment, international outgoing and international incoming revenue.
(2) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.
(3) Penetration is measured as total market mobile users divided by Australia's total population.
(4) Based on average customers, calculated as the simple average of opening and closing customers. MOU includes outgoing minutes only. ARPU excludes equipment revenue.
(5) The installation of new switches completed in March 2003 has given Optus a more complete view of all free minutes provided to prepaid customers for reporting purpose.
(6) Market size and market share figures are Optus estimates.
(7) Churn now excludes customers transferring from postpaid to prepaid. Comparative data has been restated to this basis.
(8) Based on the nature of the billing arrangements between Optus and its Wholesale customers including Virgin Mobile, all Wholesale subscribers are included as postpaid subscribers.

SECTION III : OPTUS

Optus Mobile increased its revenue by 12%, compared to the same quarter last year, to A$887 million, whilst increasing its margin to 38%. Mobile service revenues, which exclude sales of equipment, grew 15% compared to the same quarter last year, with total customers increasing 18% to 5.55 million.

For the quarter, ARPUs increased by 4.1% for postpaid and 5.4% for prepaid, and there was a significant increase in minutes of use per postpaid subscriber. Unit subscriber acquisition costs fell by 12% compared to the same quarter last year.

Optus Zoo, a comprehensive suite of entertainment, information and mobile content services launched in November 2003, now has over half a million customers. In an Australian first, Optus Zoo made television mobile. The majority of services available from Optus Zoo can be accessed without a customised handset, and this continues to be a key differentiator for the service in the market.

Data revenues and total SMS volumes both grew by more than 20% in the quarter, with data revenues now representing 15% of service revenue ARPU.

Equipment revenues decreased 18% relative to the same quarter last year as a result of a relatively higher proportion of sales of prepaid handsets.

The division increased revenue for the year by 18% to A$3.45 billion, whilst also increasing margins by two percentage points to 38%. This was due to an 18% increase in customer numbers, increasing minutes of use per subscriber, ARPU increases of 7.1% for postpaid and 12% for prepaid, and strong cost control.

Mobile cash capital expenditure for the year was A$278 million, 33% of the Optus total and down 5.7% on last year. The large base station rollout programme to significantly improve coverage in targeted regional areas continued during the quarter. The number of base stations increased during the year by 11% to 3,919.

SECTION III : OPTUS

OPTUS BUSINESS & WHOLESALE DIVISIONS

	Quarter 31 Mar 2004 A$ m	Quarter 31 Mar 2003 A$ m	YOY Chge %	Year 31 Mar 2004 A$ m	Year 31 Mar 2003 A$ m	YOY Chge %
Business revenue						
Voice	116	98	18.1	443	395	11.9
Data and IP	84	83	0.6	318	323	-1.4
Satellite	52	44	18.6	175	161	8.5
C1 Defence contract	1	26	-95.0	252	26	@
Professional services & other	22	13	72.9	95	64	49.5
Total Business revenue	**275**	**264**	**4.2**	**1,282**	**969**	**32.4**
- excluding C1 Defence contract	***274***	***238***	***15.0***	***1,030***	***943***	***9.3***
Wholesale revenue						
Voice	94	80	18.6	328	287	14.4
Data and IP	29	34	-13.3	118	151	-21.8
Other	*	-	nm	3	9	-67.7
	124	**113**	**9.1**	**449**	**447**	**0.5**
Total revenue	**399**	**378**	**5.6**	**1,731**	**1,415**	**22.3**
- excluding C1 Defence contract	***398***	***352***	***13.1***	***1,479***	***1,389***	***6.5***
Operational EBITDA (1)	**111**	**80**	**39.1**	**412**	**289**	**42.5**
- EBITDA margin	***28%***	***21%***		***24%***	***20%***	
Operational EBITDA excluding C1 Defence contract (1)	**111**	**76**	**45.3**	**381**	**289**	**31.7**
- EBITDA margin excluding C1 Defence contract	***28%***	***22%***		***26%***	***21%***	

Key Drivers	Quarter 31 Mar 2004	Quarter 31 Dec 2003	Quarter 31 Mar 2003	Year 31 Mar 2004	Year 31 Mar 2003	YOY Chge %
Business voice minutes (m min)	1,218	1,161	1,099	4,763	4,262	11.7
Wholesale voice minutes (m min)	1,195	1,243	882	4,588	3,388	35.4
As at end of period:						
64k equivalent lines (000s) (2)	549	540	514	549	514	6.9
Buildings connected (3)	10,886	10,306	9,205	10,886	9,205	18.3

Notes:
(1) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.
(2) 64k equivalent lines comprises all directly connected voice lines in use, plus the in use portion of directly connected data services, translated to the equivalent number of 64k lines (e.g., a 2 mbs datalink is equivalent to 31 x 64k equivalent lines), but excluding all wholesale lines greater than 128mbs.
(3) Directly connected buildings include all connections via all access media - fibre, DSL, fixed wireless, satellite and leases.

SECTION III : OPTUS

Overall revenue for Optus Business and Wholesale grew by 13% compared to the same quarter last year, excluding C1 Defence contract revenue. The divisions' combined margin increased to 28%, driving EBITDA growth of over 45%. This is a strong performance in the context of a highly competitive market in which Optus remains the only credible alternative to the incumbent.

Both divisions grew their top line and announced important customer wins.

The Business division continued to make gains in the corporate market, with growth of 15%, excluding C1 Defence contract revenues. This was the highest quarterly growth rate since December 2002.

Business voice revenues increased by 18% compared to the same quarter last year. Excluding some one-off adjustments in the March 2003 quarter, the underlying growth rate was approximately 11%, and for the year as a whole, was strong at 12%.

Business data revenue in the quarter was marginally ahead of last year with domestic data & IP growth of 4% offset by a 30% reduction in international data & IP.

Satellite revenues increased by 19%, with a full quarter's contribution from C1 transponders leased to Foxtel.

The Wholesale division sustained its recovery with a 9.1% increase in revenues, driven by a 19% increase in voice revenue. Data revenue declined by 13%, but was stable compared to the December 2003 quarter.

Capital expenditure was up 9.5% for the year to A$412 million, from A$377 million last year, representing 50% of the Optus total. This year's total includes significant payments of A$120 million for Southern Cross cable capacity.

SECTION III : OPTUS

OPTUS CONSUMER AND MULTIMEDIA DIVISION

	Quarter 31 Mar 2004 A$ m	Quarter 31 Mar 2003 A$ m	YOY Chge %	Year 31 Mar 2004 A$ m	Year 31 Mar 2003 A$ m	YOY Chge %
HFC voice revenue	107	103	3.8	425	398	6.9
Cable Internet revenue	27	19	38.5	99	66	48.9
Pay TV revenue	35	38	-6.4	146	150	-2.2
HFC	**169**	**160**	**5.6**	**670**	**614**	**9.2**
DSL & dial-up Internet revenue	30	24	28.3	115	88	30.7
Off network voice revenue	180	153	17.6	705	567	24.4
Total revenue	**379**	**336**	**12.6**	**1,490**	**1,268**	**17.5**
Operational EBITDA (1)	51	28	81.6	183	5	@
- EBITDA margin	*14%*	*8%*		*12%*	*0%*	

Key Drivers	Quarter 31 Mar 2004	Quarter 31 Dec 2003	Quarter 31 Mar 2003	Year 31 Mar 2004	Year 31 Mar 2003	YOY Chge %
HFC						
HFC ARPU per month (A$)	110	113	102	109	99	9.4
Local telephony customers (2)	502	504	504	502	504	-0.3
Other customers (2)	24	24	37	24	37	-33.6
Total HFC customers	**526**	**528**	**540**	**526**	**540**	**-2.6**
Local telephony bundling rate (3)	***63%***	***63%***	***60%***	***63%***	***60%***	
HFC penetration (4)	***38%***	***38%***	***39%***	***38%***	***39%***	
Internet customers						
Dial-up delivered over HFC network	96	102	124	96	124	-22.2
HFC broadband	143	132	96	143	96	49.1
HFC subtotal	**240**	**234**	**220**	**240**	**220**	**9.0**
DSL & Dial-up delivered off network	434	413	372	434	372	16.7
Total Internet customers (000s)	**674**	**647**	**592**	**674**	**592**	**13.8**
Off Network (5)						
Total local call resale customers (5)	567	558	457	567	457	23.9
Total long distance customers (5)	717	721	663	717	663	8.1
Local call resale bundling rate (6)	*40%*	*38%*	*22%*	*40%*	*22%*	

Notes:

(1) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.

(2) Local telephony customers includes all customers who take local telephony over the HFC network, whether or not they take any other service over the HFC network (such as pay TV). Other customers include all customers on the HFC network who do not take a local telephony service - that is, customers who take one or more of pay TV or cable Internet.

(3) Based on customers who are receiving a "bundled benefit" from taking a package of products (local telephony plus at least one of cable Internet, dial-up Internet or pay TV).

(4) Based on 1.4 million serviceable homes.

(5) As small business has become an increased business focus, both current and comparative data has been restated to include small business customers. Prior disclosures were residential customers only.

(6) Residential only. Based on customers who are receiving a "bundled benefit" from taking a package of products (local call resale and long distance plus either DSL or dial-up Internet).

SECTION III : OPTUS

Optus' Consumer & Multimedia division has reported another excellent quarter. Revenue growth remained strong at 13%, compared to the same quarter last year, resulting in revenue of A$379 million for the quarter. Off network voice revenue grew by 18% to A$180 million and DSL & dial-up Internet revenue grew by an impressive 28%. HFC revenue grew by 5.6%, reflecting a higher bundling rate and ARPU increases. The reduction in HFC ARPU compared to the December 2003 quarter was mainly due to seasonal factors and Internet pricing pressures.

The launch of DSL in March 2004 has stimulated broadband growth. Optus added 70% more new cable and DSL Internet customers in the fourth quarter than in the December 2003 quarter. Total Internet customers increased by 14% compared to the same quarter last year.

The division delivered a record free cash flow of A$31 million for the quarter, and A$102 million for the year. Two years ago, free cash flow was a negative A$415 million. This turnaround reflects strong top line growth, tight cost control and a capital expenditure to revenue ratio of just 5% for both the quarter and year.

Compared to the preceding quarter, the proportion of off network local telephone customers bundling with DSL & dial-up Internet climbed two percentage points to 40%.

In the short term, off network voice and Internet will continue to be the major growth drivers for this division. While the impact on revenue mix will restrain margin expansion, modest capital expenditure requirements will ensure that the division continues to generate good free cash flow.

The division's cash capital expenditure for the year was A$81 million, 10% of the Optus total and down 41% from A$136 million last year.

SECTION III : OPTUS

OPTUS OPERATING EXPENSES
(Before Depreciation and Amortisation)

	Quarter 31 Mar 2004 A$ m	Quarter 31 Mar 2003 A$ m	YOY Chge %	Year 31 Mar 2004 A$ m	Year 31 Mar 2003 A$ m	YOY Chge %
Interconnect	320	280	14.3	1,215	1,042	16.6
Outpayments & other leases	51	59	-13.9	205	324	-36.7
Traffic expenses	371	339	9.4	1,421	1,366	4.0
Selling & administrative	371	371	-0.1	1,460	1,370	6.5
Staff costs	218	187	17.0	843	747	12.8
Cost of sales	193	185	4.0	991	664	49.3
- excluding C1 Defence contract	*191*	*163*	17.7	*770*	*637*	20.7
Capitalisation of costs (1)	(31)	(25)	28.2	(111)	(95)	17.5
Repair & maintenance and others	37	36	4.8	142	154	-7.5
Total	**1,158**	**1,093**	**6.0**	**4,745**	**4,207**	**12.8**
- excluding C1 Defence contract	***1,157***	***1,070***	***8.1***	***4,524***	***4,181***	***8.2***
As a percentage of operating revenue (excluding C1 Defence contract):						
Traffic expenses	22%	23%		22%	25%	
Selling & administrative	22%	25%		23%	25%	
Staff costs	13%	13%		13%	14%	
Cost of sales	12%	11%		12%	12%	
Capitalisation of costs (1)	-2%	-2%		-2%	-2%	
Repair & maintenance and others	2%	2%		2%	3%	
	70%	73%		71%	76%	

	Quarter 31 Mar 2004	Quarter 31 Dec 2003	Quarter 31 Mar 2003	Year 31 Mar 2004	Year 31 Mar 2003	YOY Chge %
Staff statistics						
Number of employees, at end of period	8,868	8,894	8,588	8,868	8,588	3.3
Average number of employees	8,881	8,818	8,609	8,728	8,436	3.5
Revenue (excluding C1 Defence contract) per employee (A$'000) (2)	186	188	171	728	655	11.2

Notes:
(1) The bulk of the capitalisation relates to staff cost.
(2) Based on average employee numbers.

Optus continued to drive operating costs as a percentage of revenue lower in the fourth quarter. This ratio fell to just 70%, three percentage points lower than the same quarter last year. The ratio for the year was 71%, five percentage points lower than last year.

SECTION III : OPTUS

Traffic expenses as a percentage of revenue reduced by one percentage point, compared to the same quarter last year, to 22%, the same as the preceding quarter. This was mainly due to reduced international outpayment rates, partially offset by increased interconnect costs resulting from increases in revenue and traffic volumes and changes in product mix, particularly the growth in Consumer's off network voice revenue.

Selling and administrative costs as a percentage of revenue reduced by three percentage points to 22% compared to the same quarter last year. In absolute dollar terms, these costs were flat, reflecting both lower subscriber acquisition costs and other cost reductions. Mobile's average subscriber acquisition cost per subscriber fell by 12%.

In the quarter, staff costs increased by 17% of which 10% increase was due to the inclusion this year of higher incentive bonuses, the first-time employee performance share plan costs, and to a write back of employee leave provision in the fourth quarter of last year. Staff numbers increased by 3.3% compared to the same quarter last year, while wage rate increases were broadly in line with Australian inflation.

Cost of sales increased 17% compared to the same quarter last year, due to changes in product mix.

SHARE OF RESULTS OF JOINT VENTURE COMPANIES

	Quarter 31 Mar		YOY	Year 31 Mar		YOY
	2004 A$ m	2003 A$ m	Chge %	2004 A$ m	2003 A$ m	Chge %
Southern Cross	(5)	(3)	68.8	(8)	2	nm
Virgin Mobile	-	-	-	-	(1)	nm
Total	**(5)**	**(3)**	**68.8**	**(8)**	**2**	**nm**

In the 2003 year, Southern Cross recognised some one-off revenues, which were not repeated in the current year.

Equity accounting for Virgin Mobile has been suspended since June 2002 because the carrying amount of the investment was reduced to nil.

SECTION III : OPTUS

OTHER INCOME STATEMENT ITEMS

Depreciation and Amortisation

	Quarter 31 Mar		YOY Chge	Year 31 Mar		YOY Chge
	2004 A$ m	2003 A$ m	%	2004 A$ m	2003 A$ m	%
Depreciation of property, plant & equipment	249	259	-3.7	970	965	0.5
Other amortisation	2	10	-84.2	25	33	-26.0
	251	**268**	**-6.6**	**995**	**999**	**-0.4**
Amortisation of goodwill	**1**	**1**	**-14.3**	**3**	**3**	**-**
Depreciation as a percentage of operating revenue (excluding C1 Defence contract)	*15%*	*18%*		*16%*	*18%*	

Depreciation continued to decline as a percentage of operating revenue, reflecting continued careful capital expenditure management.

Net Finance Expense

	Quarter 31 Mar		YOY Chge	Year 31 Mar		YOY Chge
	2004 A$ m	2003 A$ m	%	2004 A$ m	2003 A$ m	%
Interest payable to SingTel	9	3	232.1	56	4	@
Interest payable to others	46	61	-24.4	187	267	-30.0
Gross interest on borrowings	56	64	-13.2	242	270	-10.3
Interest capitalised	(4)	(8)	-47.4	(21)	(30)	-30.7
Net interest expense	52	57	-8.7	221	240	-7.8
Interest income	(4)	(1)	281.8	(19)	(6)	236.8
Total	**48**	**56**	**-14.4**	**202**	**234**	**-13.7**

The reduction of 14% in net interest expense for the quarter was mainly due to lower average debt, reflecting Optus strong positive cash flow over the past year.

SECTION III : OPTUS

Exceptional Items

	Quarter 31 Mar 2004 A$ m	Quarter 31 Mar 2003 A$ m	YOY Chge %	Year 31 Mar 2004 A$ m	Year 31 Mar 2003 A$ m	YOY Chge %
Adjustment to proceeds from disposal of subsidiary	-	-	-	(23)	-	nm
Provision for international settlement differences	-	-	-	-	(45)	nm
Total	**-**	**-**	**-**	**(23)**	**(45)**	**-49.3**

There were no exceptional items for the current quarter.

Taxation

	Quarter 31 Mar 2004 A$ m	Quarter 31 Mar 2003 A$ m	YOY Chge %	Year 31 Mar 2004 A$ m	Year 31 Mar 2003 A$ m	YOY Chge %
Optus' Australian income tax expense	70	(19)	nm	219	43	414.1
Share of joint ventures income tax expense	(1)	*	nm	3	*	nm
	70	**(19)**	**nm**	**222**	**42**	**425.1**
Exceptional tax credit	(24)	(308)	-92.1	(24)	(308)	-92.1
Total	**46**	**(328)**	**nm**	**197**	**(266)**	**nm**

Optus's Australian income tax expense reflects the Australian tax rate of 30% together with minor variations between accounting and taxable income.

In the previous financial year, Optus recognised a one-off benefit of A$308 million being the accounting impact of the Australian Federal Government's tax consolidation legislation. Revisions to this calculation resulted in an additional A$24 million benefit being recognised in the current quarter.

SECTION III : OPTUS

CASH FLOW AND CAPITAL EXPENDITURE

	Quarter			Year		YOY
	31 Mar 2004 A$ m	31 Mar 2003 A$ m	31 Dec 2003 A$ m	31 Mar 2004 A$ m	31 Mar 2003 A$ m	Chge %
Net cash inflow from operating activities						
Profit before tax	**194**	**62**	**181**	**661**	**70**	**@**
Depreciation and amortisation	251	269	249	998	1,001	-0.4
Share of results of associates	5	3	4	8	(2)	nm
Exceptional items	-	-	-	23	45	-49.3
Other non-cash items	53	54	54	210	234	-10.5
Non cash items	310	326	308	1,238	1,279	-3.2
Operating cashflow before working capital changes	504	388	489	1,899	1,350	40.7
Changes in operating assets and liabilities	103	69	3	39	76	-48.6
	607	**457**	**491**	**1,939**	**1,426**	**36.0**
Tax paid	2	*	(1)	-	*	nm
Net cash inflow from operating activities	**608**	**457**	**490**	**1,939**	**1,426**	**36.0**
Net cash outflow from investing activities						
Purchases of property, plant and equipment	(199)	(231)	(280)	(833)	(875)	-4.9
Adjustment to proceeds from disposal of subsidiary	-	-	-	(23)	-	nm
Others	2	16	(23)	14	14	-
	(197)	**(214)**	**(303)**	**(841)**	**(861)**	**-2.3**
Net cash outflow from financing activities						
Net (decrease)/ increase in loans from SingTel	(200)	486	(522)	(722)	1,301	nm
Net (decrease)/ increase in other borrowings	(160)	(610)	429	(31)	(1,537)	-98.0
Finance lease payments (excluding interest)	(19)	(27)	-	(116)	(65)	77.1
	(379)	(151)	(93)	(869)	(302)	188.2
Net interest paid on borrowings and swaps (including finance lease interest)	(74)	(64)	(45)	(240)	(284)	-15.5
	(453)	**(215)**	**(138)**	**(1,109)**	**(586)**	**89.4**
Net change in cash and cash equivalents	**(42)**	**28**	**49**	**(12)**	**(21)**	**-43.2**
Cash and cash equivalents at beginning	89	30	39	58	79	-26.2
Cash and cash equivalents at end	**46**	**58**	**89**	**46**	**58**	**-20.1**
Free cash flow (1)	**409**	**227**	**210**	**1,106**	**551**	**100.9**
Cash flow before borrowings (2)	**337**	**179**	**142**	**857**	**281**	**205.1**
Capital expenditure - accrual basis	**310**	**338**	**256**	**834**	**885**	**-5.8**
Cash capital expenditure to operating revenue (excluding C1 Defence contract)	***12%***	***16%***	***17%***	***13%***	***16%***	

Notes:

(1) Free cash flow is defined as cash flow from operating activities less cash purchases of property, plant and equipment.

(2) Cash flow before borrowings is defined as operating cash flows less investing cash flows and interest paid (including finance lease interest).

SECTION III : OPTUS

Cash capital expenditure

	Quarter 31 Mar 2004 A$ m	Quarter 31 Mar 2003 A$ m	YOY Chge %	Year 31 Mar 2004 A$ m	Year 31 Mar 2003 A$ m	YOY Chge %
Mobile	80	103	-22.9	278	294	-5.7
Business & wholesale	80	75	7.1	412	377	9.5
Consumer & multimedia	20	25	-18.5	81	136	-40.5
Other	19	28	-31.3	62	68	-9.5
Total	**199**	**231**	**-13.7**	**833**	**875**	**-4.9**

Optus continued its recent record of strong cash flow growth, with free cash flow of A$409 million for the quarter, up 81% in the same quarter last year, and A$1.11 billion for the year, double the previous year's A$551 million.

Net cash inflow from operating activities for the quarter amounted to A$608 million, 33% better than last corresponding quarter's A$457 million, as a result of Optus' significantly better profit performance and a reduction in working capital from its seasonal peak in the third quarter.

Net cash inflow from operating activities for the year amounted to A$1.94 billion, 36% better than last year's A$1.43 billion. The increase was mainly due to Optus's better EBITDA performance.

Cash capital expenditure for the year included significant payments of A$120 million for Southern Cross cable capacity. For the year ended 31 March 2004, cash capital expenditure was A$833 million, or 13% of operating revenue excluding the C1 Defence contract, down three percentage points on the same period last year.

Surplus cash flow was applied to reduce net debt.

SECTION IV: ASSOCIATED AND JOINT VENTURE COMPANIES

FINANCIAL HIGHLIGHTS
FOR THE FOURTH QUARTER ENDED 31 MARCH 2004

- Pre-tax earnings from associates up 33% to S$365 million. Excluding exceptional items, earnings were up 53% to S$385 million.

- On a post tax basis, earnings from associates up 35% to S$255 million.

- Strong contributions from regional mobile associates and Belgacom.

- Group's regional mobile subscribers (including SingTel and Optus) up 37% or nearly 13 million to 47 million. Proportionate share of subscribers up 39% to 19 million.

FOR THE YEAR ENDED 31 MARCH 2004

- SingPost equity accounted for as an associate from 1 April 2003. Pre-tax earnings contribution of S$41 million.

- Group's share of pre-tax ordinary earnings from associates increased 87% to S$1.44 billion. Including one-off exceptional losses of S$325 million (2003: S$257 million gain), the Group's share of pre-tax earnings was up 8.5% to S$1.12 billion.

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

	End Equity Int %	Quarter 31 Mar 2004 S$ m	Quarter 31 Mar 2003 S$ m	YOY Chge %	Year 31 Mar 2004 S$ m	Year 31 Mar 2003 S$ m	YOY Chge %
Regional mobile associates							
Telkomsel [2]	35.0	131	81	60.7	488	276	76.5
AIS [3]	21.5	65	54	19.9	260	192	35.0
Globe Telecom [3] [4]	40.1						
- share of results		*37*	*26*	*41.3*	*119*	*98*	*22.0*
- share of forex losses		*(4)*	*(1)*	*355.6*	*(13)*	*(5)*	*160.0*
		33	25	30.0	106	93	14.5
Bharti Telecom / Bharti Tele-Ventures [5]		32	7	370.1	73	(17)	nm
		259	**167**	**55.3**	**927**	**545**	**70.2**
Other SingTel associates							
Belgacom S.A.	-						
- share of results		*117*	*60*	*95.2*	*388*	*235*	*64.9*
- share of results (Oct to Dec 03)		*-*	*-*	*-*	*82*	*-*	*nm*
		117	60	95.2	470	235	99.8
SingPost [6]	31.0	10	-	nm	41	-	nm
PT Bukaka ("BSI") [3] [7]	40.0	8	33	-75.5	30	33	-7.0
New Century InfoComm ("NCIC") [3]	24.5	(6)	(5)	22.9	(22)	(20)	7.0
Others		4	1	@	7	(19)	nm
SingTel share of ordinary results		**392**	**255**	**53.7**	**1,455**	**773**	**88.1**
Southern Cross	40.0	(7)	(3)	121.9	(10)	2	nm
Virgin Mobile	31.2	-	-	-	-	(1)	nm
Optus share of ordinary results		**(7)**	**(3)**	**121.9**	**(10)**	**1**	**nm**
Group share of profits before exceptionals		**385**	**252**	**52.9**	**1,444**	**775**	**86.5**
Share of exceptional (losses)/ profits of:							
Bharti							
- effects of Punjab licence expensed		-	-	-	(23)	-	nm
- refund of notional interest on licence fee		-	-	-	8	-	nm
- other		(6)	-	nm	(7)	-	nm
		(6)	-	nm	(22)	-	nm
Belgacom							
- pension cost		-	-	-	(249)	-	nm
- provision for diminution in value of long term investment		-	-	-	(13)	-	nm
- gain on disposal of investments		-	-	-	-	250	nm
- other		-	-	-	2	-	nm
		-	-	-	(260)	250	nm
AIS - writeoffs and others		(6)	-	nm	(13)	(11)	22.4
Telkomsel - impairment charge		(7)	-	nm	(12)	-	nm
Globe - impairment charge and others		-	(5)	nm	-	(10)	nm
APT Satellite Holdings - impairment charge	20.3	(2)	-	nm	(8)	-	nm
APT Satellite Telecom - impairment charge [8]	56.2	-	-	-	(9)	-	nm
BSI - cumulative profits from FY1998 to FY2001 [7]		-	43	nm	-	43	nm
NCIC - impairment charges		-	(15)	nm	-	(15)	nm
		(20)	**23**	**nm**	**(325)**	**257**	**nm**
Group share of profits after exceptionals		**365**	**275**	**32.9**	**1,120**	**1,032**	**8.5**
Tax on ordinary results		(115)	(79)	45.7	(436)	(281)	55.2
Tax credit on exceptional items		4	(8)	nm	101	(29)	nm
SingTel share of taxes		(111)	(87)	28.2	(335)	(310)	8.2
Optus share of taxes		1	*	nm	(3)	*	nm
Group share of taxes		(111)	(87)	27.5	(338)	(310)	9.2
Group share of profits after exceptionals and taxes		**255**	**188**	**35.4**	**781**	**722**	**8.2**

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

Notes:

(1) The statutory accounts of the associates are prepared based on local GAAP. Where applicable, the accounting policies of these associates have been restated to ensure consistency with the accounting policies adopted by the Group.

(2) SingTel increased its equity interest in Telkomsel to 35% from July 2002.

(3) These associates have December financial year ends. SingTel equity accounted for share of results of these companies based on the financials for the year ended 31 December 2003. One-off transactions between 31 December 2003 and 31 March 2004 which are material are also accounted by the Group in the current year.

(4) SingTel increased its equity interest in Globe Telecom from 29.06% to 40.05% from November 2003.

(5) SingTel's interest in Bharti consists of a 26.96% equity interest in Bharti Telecom Ltd and a 15.95% equity interest in Bharti Tele-Ventures Ltd, resulting in effective interest in Bharti Tele-Ventures Ltd of 28.46%.

(6) SingPost was deconsolidated as a subsidiary from 1 April 2003 following SingTel's divestment of 69% equity interest. Accordingly, SingPost was equity accounted for as an associate from 1 April 2003.

(7) BSI was re-equity accounted for from quarter ended 31 March 2003.

(8) SingTel holds a direct equity interest of 45% and an indirect equity interest of 11.2% in APT Satellite Telecommunications Ltd ("APT Satellite Telecom"). The indirect interest was held via SingTel's equity interest of 20.33% in APT Satellite Holdings Limited, which in turn holds 55% of APT Satellite Telecom. As SingTel does not have control over APT Satellite Telecom, the investment is not accounted for as a subsidiary in the Group's books.

In the current quarter, the Group's share of pre-tax ordinary earnings from its associates grew 53% to S$385 million, compared to a year ago. The increase was attributable to increased profits by Belgacom and strong performances by the regional mobile associates.

Including one-off exceptional losses of S$20 million (4Q FY2002/03: S$23 million gain), the Group's share of associates' pre-tax earnings was S$365 million, accounting for 48% (4Q FY2002/03: 49%) of the Group's profit before exceptional items and tax. On a post tax basis, contributions from associates grew 35% to S$255 million.

PT Telekomunikasi Selular ("Telkomsel")

Telkomsel is the leading operator of cellular telecommunications services in Indonesia with a market share of approximately 52% as at 31 March 2004. Its total subscriber base has increased significantly by 63% to 10.7 million – 1.0 million postpaid and 9.7 million prepaid – from 6.6 million a year before. The increase was 12% or 1.2 million subscribers compared to a quarter ago.

SingTel's share of Telkomsel's pre-tax profit for the year of S$488 million was based on an equity interest of 35% compared to 22.3% for four months up to July 2002 and 35% for eight months up to March 2003 a year ago. A strong operational performance and the strengthening of the Indonesian Rupiah contributed to the strong growth in the Group's share of Telkomsel's earnings.

With the improved operating environment, Moody's Investors Service has upgraded Telkomsel's local currency long-term issuer rating from B1 to Ba2 and its foreign currency senior unsecured rating from B2 to B1.

Belgacom

Belgacom is the leading telecommunications company in Belgium, providing a whole range of mobile, local, long distance and international telephone services, leased lines and data communications. Its mobile subsidiary, Proximus-Belgacom Mobile, is the market leader in Belgium.

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

For the financial year ended 31 March 2004, SingTel equity accounted for Belgacom's pre-tax profit for the 15-month period from 1 January 2003 to 31 March 2004 to align Belgacom's financial period to that of SingTel for consolidation purpose. This resulted in an additional quarter of Belgacom results of S$82 million being included in the profits for the year.

Excluding the additional quarter's profits, SingTel's share of ordinary profits from Belgacom still rose strongly by 65% to S$388 million attributable to a 19% appreciation of the Euro, higher mobile revenues and lower operating expenses.

The exceptional losses of S$260 million for the year comprised mainly S$249 million of pension costs incurred upon the transfer of Belgacom's pension obligations of its statutory employees to the Belgian State.

In December 2003, SingTel disposed off part of its equity interest in Belgacom through a share buy back exercise by Belgacom. In March 2004, SingTel disposed its remaining equity interest through a second share buy back exercise and an IPO of Belgacom's shares. SingTel's total pre-tax gain on the disposals amounted to S$2.03 billion (see details in Section II – Page 31).

Advanced Info Service ("AIS")

AIS is the largest mobile communications operator in Thailand. As at 31 March 2004, it was also the third largest listed company on the Stock Exchange of Thailand.

SingTel's share of pre-tax ordinary profits from AIS for the year increased an impressive 35% to S$260 million, spurred by strong growth in its prepaid subscriber base and higher traffic volumes. ARPU also saw an improvement, a result of effective retention programs for high end postpaid customers and segmented price plans for prepaid customers, both of which were implemented during the year.

As at 31 March 2004, AIS had 13.9 million subscribers, up 5% or 625,000 from 13.2 million a quarter ago. On a year on year basis, subscribers' base rose strongly by 20% or 2.3 million. It continues to be the market leader with 59% market share.

Globe Telecom, Inc ("Globe")

Globe is one of the largest mobile communications services provider in the Philippines and is listed on the Philippine Stock Exchange.

For the year under review, SingTel's share of Globe's pre-tax profit grew 22% to S$119 million on the back of higher revenues and lower operating expenses due to improved efficiencies. Service revenue grew 20% year on year, driven by a higher subscriber base. The higher profits were also attributable to the increase in equity interest from 29.06% to 40.05% from November 2003.

As at 31 March 2004, Globe had 9.1 million mobile subscribers, up 277,000 from 8.9 million a quarter ago. It registered 29% or 2.0 million increase in mobile subscribers compared to a year ago.

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

Bharti Group ("Bharti")

Bharti Tele-Ventures is India's leading private sector provider of telecommunications services with 7.1 million customers. The company through its subsidiary companies also provides fixed-line, VSAT, Internet services and network solutions. Bharti Tele-Ventures Ltd is listed on the National Stock Exchange, Delhi Stock Exchange and the Stock Exchange, Mumbai.

Bharti today offers mobile services in fifteen (out of twenty-three) licence circles. As at 31 March 2004, approximately 90% of India's total number of mobile subscribers resided in Bharti's mobile circles.

The Group's share of profits from Bharti for the year amounted to S$73 million, a significant turnaround from the losses incurred a year ago. Bharti's improved performance was seen across all divisions, with revenue growth of 64% year on year on the back of 112% or 3.4 million increase in mobile subscribers to 6.5 million as at 31 March 2004. Its subscriber base grew 18% or 1.0 million from a quarter ago.

On 7 April 2004, Bharti successfully completed its Foreign Currency Convertible Bond offering of US$100 million plus an over-allotment option of US$15 million in the international markets.

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

PROFORMA INFORMATION

The following tables show unaudited proforma proportionate financial information which have been derived from the Income Statements of the Group prepared on a statutory basis and the proportionate share of operating revenue and EBITDA of its associates.

Proportionate presentation is not required by Singapore GAAP and is not intended to replace the financial statements prepared in accordance with Singapore GAAP. However, since associates in which the Group has an interest are not consolidated on a line by line basis, proportionate information is provided as supplemental data to facilitate a better appreciation of the relative contribution from the Group's operations in Australia, Singapore and other regional markets.

Proportionate operating revenue	Quarter 31 Mar		YOY Chge	Year 31 Mar		YOY Chge
	2004 S$ m	2003 S$ m	%	2004 S$ m	2003 S$ m	%
Group revenue						
Singapore	1,025	1,180	-13.2	4,045	4,731	-14.5
Overseas	2,139	1,549	38.1	7,949	5,528	43.8
	3,164	**2,729**	**15.9**	**11,995**	**10,259**	**16.9**
Proportionate share of operating revenue of associates						
Singapore	49	39	27.0	202	157	28.9
Overseas	1,121	1,026	9.2	4,566	3,503	30.4
	1,170	**1,065**	**9.9**	**4,769**	**3,659**	**30.3**
Enlarged revenue	**4,334**	**3,794**	**14.2**	**16,763**	**13,918**	**20.4**
Comprising						
SingTel	1,025	1,180	-13.2	4,045	4,731	-14.5
Optus	2,139	1,549	38.1	7,949	5,528	43.8
Regional Mobile Associates	679	573	18.3	2,473	1,899	30.2
Belgacom	377	321	17.4	1,842	1,209	52.3
Others	114	170	-32.9	454	552	-17.7
Enlarged revenue	**4,334**	**3,794**	**14.2**	**16,763**	**13,918**	**20.4**
% of overseas rev to Group rev	*68%*	*57%*		*66%*	*54%*	
% of overseas rev to enlarged rev	*75%*	*68%*		*75%*	*65%*	

Based on the Group's enlarged revenue, the contribution of overseas revenue rose by seven percentage points to 75% in the current quarter, reflecting the sustained growth in the Group's overseas diversification efforts.

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

Proportionate EBITDA [1]	Quarter 31 Mar 2004 S$ m	Quarter 31 Mar 2003 S$ m	YOY Chge %	Year 31 Mar 2004 S$ m	Year 31 Mar 2003 S$ m	YOY Chge %
Operational EBITDA						
SingTel	461	547	-15.7	2,008	2,397	-16.2
Optus	646	404	59.8	2,280	1,346	69.3
	1,107	952	16.3	4,288	3,743	14.6
Proportionate share of EBITDA of associates						
Regional Mobile Associates	413	287	43.8	1,449	931	55.6
Belgacom	180	104	72.6	780	453	72.3
Singapore	21	8	147.6	85	16	438.0
Others	33	60	-45.3	120	127	-6.0
	646	459	40.7	2,434	1,527	59.4
Compensation from IDA	84	84	-	337	337	-
Total proportionate EBITDA	1,838	1,495	22.9	7,059	5,607	25.9
EBITDA margin on enlarged revenue	*42%*	*39%*		*42%*	*40%*	
Overseas EBITDA as a % of total EBITDA	*69%*	*57%*		*66%*	*51%*	

Note:
(1) Proportionate EBITDA represents the Group's effective interests in the respective associates' EBITDA. As such, proportionate EBITDA does not represent EBITDA available to the Group.

Proportionate EBITDA increased by 23% on a year on year basis, boosted by a strong 41% increase in EBITDA contribution from the associates.

Overseas EBITDA contributed a significant 69% to the Group's EBITDA for the quarter from 57% in the last corresponding quarter.

Proportionate share of mobile subscribers [1]	Total Number 31 Mar 2004	Total Number 31 Dec 2003	Total Number 31 Mar 2003	Prorata Number 31 Mar 2004	Prorata Number 31 Dec 2003	Prorata Number 31 Mar 2003
(In 000s)						
SingTel Mobile	1,516	1,534	1,548	1,516	1,534	1,548
Optus	5,553	5,365	4,722	5,553	5,365	4,722
	7,069	**6,899**	**6,270**	**7,069**	**6,899**	**6,270**
Regional Mobile Associates						
- AIS	13,864	13,239	11,535	2,982	2,849	2,486
- Globe	9,137	8,860	7,110	3,659	3,548	2,066
- Telkomsel	10,743	9,589	6,600	3,760	3,356	2,310
- Bharti Group	6,504	5,501	3,071	1,848	1,562	798
	40,248	**37,189**	**28,316**	**12,249**	**11,315**	**7,660**
Asia	**47,317**	**44,088**	**34,586**	**19,318**	**18,214**	**13,930**
Belgacom [2]	-	3,707	3,603	-	434	438
Group	**47,317**	**47,795**	**38,189**	**19,318**	**18,648**	**14,368**

Notes:
(1) Proportionate share of mobile subscribers represents the number of mobile subscribers of an associate multiplied by SingTel's effective percentage ownership in the associate at the respective dates.
(2) As at 31 March 2004, SingTel no longer has any equity interest in Belgacom.

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

The SingTel Group's regional mobile subscriber base (including SingTel and Optus) increased by nearly 13 million subscribers or 37% year on year to over 47 million as at 31 March 2004. On a proportionate share basis, the increase was 39% to over 19 million.

Cash dividends from associates	Quarter 31 Mar 2004 S$ m	Quarter 31 Mar 2003 S$ m	YOY Chge %	Year 31 Mar 2004 S$ m	Year 31 Mar 2003 S$ m	YOY Chge %
Regional mobile associates						
AIS	-	-	-	95	10	@
Telkomsel	-	-	-	77	56	38.8
Globe	31	-	nm	51	-	nm
	31	**-**	**nm**	**223**	**66**	**237.8**
Belgacom						
- special dividend	-	-	-	-	*140*	*nm*
- ordinary dividend	*109*	-	*nm*	*181*	*57*	*216.8*
	109	-	nm	181	197	-8.2
SingPost						
- special dividend	-	-	-	*200*	-	*nm*
- ordinary dividend	*12*	-	*nm*	*37*	-	*nm*
	12	-	nm	237	-	nm
BSI	-	2	nm	36	2	@
Others	1	-	nm	3	7	-56.7
Total	**153**	**2**	**@**	**680**	**272**	**150.5**

In the current quarter, SingTel received S$109 million in cash dividends from Belgacom, bringing the total cash dividends from Belgacom for the year to S$181 million.

For the full year, dividend receipt from the associates have also increased in line with their improved returns.

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

KEY OPERATIONAL DATA

	Telkomsel	Bharti	AIS	Globe
SingTel's investment:				
Year of initial investment	**2001**	**2000**	**1999**	**1993**
Effective shareholding (%)	35.0%	28.46%	21.51%	40.05%
Investment to date	S$1.93 bil	S$1.13 bil	S$870 mil	S$757 mil
Closing market share price (1)	NA	INR 154.7	THB 83.5 (5) THB 83.5 (6)	PHP 820
Market capitalisation				
- Total	NA	S$11.09 bil	S$10.56 bil	S$3.44 bil
- SingTel holding	NA	S$3.16 bil	S$2.27 bil	S$1.38 bil
Operational Performance :				
Mobile penetration rate (2)	9%	3%	37%	27%
Market share (2)	52%	25%	59%	40%
Market position (3)	#1	#1	#1	#2
Mobile subs ('000)				
- Aggregate	10,743	6,504	13,864	9,137
- Proportionate	3,760	1,848	2,982	3,659
Growth in mobile subs (%) (4)	63%	112%	20%	29%

Notes:

(1) Based on closing market price on 31 March 2004, in local currency.

(2) Based on latest data available as at 31 March 2004, except for Globe, which is based on data as at 31 December 2003.

(3) Based on number of cellular subscribers. For Bharti, it is based on number of GSM cellular subscribers only.

(4) Compared against 31 March 2003.

(5) Based on local market price.

(6) Based on foreign market price.

SECTION V: GLOSSARY

"ARPU"	Average revenue per user.
"ATM"	Asynchronous Transfer Mode, a transfer mode in which voice, data and video signals are organised into cells for transmission.
"Associate(s)"	This refers to an associated or joint venture company of the Group.
"Backhaul"	Transmission links connecting frontier stations (submarine cable stations or satellite earth stations) to the domestic network or between frontier stations.
"Bandwidth"	The capacity of a communications link.
"C2C"	C2C Pte Ltd and its subsidiary companies, of which SingTel has an effective equity interest of 59.5%.
"Churn"	The transfer of a customer's telecommunications service from one provider to another.
"DEL"	Direct exchange lines, which are telephone lines connected directly to a telephone switch.
"EBIT"	Earnings before interest and tax.
"EBITDA"	Earnings before interest, tax, depreciation and amortisation.
"GPRS"	General Packet Radio Service, a data packet switching technology that allows information to be sent and received across a mobile network and only utilises the network when there is data to be sent.
"HFC"	Hybrid fibre coaxial cable, a system that has the potential to deliver voice, video and data via fibre optic cable for long haul transmission and via coaxial cable for short haul transmission.
"MMS"	Multimedia messaging service.
"NA"	Not applicable.
"NCS"	National Computer Systems, a SingTel wholly owned subsidiary, and its subsidiary companies.
"NM"	Not meaningful.
"Optus"	SingTel Optus Pty Limited, a SingTel wholly owned subsidiary, and its subsidiary companies.
"QTD"	Quarter-to-date.
"SMS"	Short Message Service.
"Sing GAAP"	Accounting principles generally accepted in Singapore.
"SingTel"	Unless expressly stated, the term refers to SingTel Group excluding Optus.
"Statutory employee"	Statutory employees of Belgacom are persons employed under administrative law status comparable to a civil servant. The employment is governed by a set of rules and regulations that are specific to Belgacom and that are the result of collective bargaining between Belgacom and the trade unions.

CONSOLIDATED BALANCE SHEETS

	As at		
	31 Mar 2004 (Audited) S$ million	31 Mar 2003 (Audited) S$ million	31 Dec 2003 (Unaudited) S$ million
Current assets			
Cash and cash equivalents	3,162	949	2,011
Short term investments	461	108	481
Trade and other debtors	2,017	2,265	2,154
Due from ADSB Telecommunications B.V.[1]	2,469	-	197
Inventories	169	383	237
	8,277	3,706	5,080
Non-current assets			
Intangibles	593	521	588
Goodwill on consolidation	9,736	10,295	9,878
Property, plant and equipment (net)	12,138	12,725	12,528
Associated companies	4,717	4,846	5,361
Joint venture companies	314	359	321
Long term investments	110	227	155
Deferred tax assets	894	953	1,001
Other non-current assets	78	39	121
	28,580	29,965	29,953
Total assets	36,857	33,671	35,033
Current liabilities			
Trade and other creditors	3,165	2,696	2,587
Provisions	18	19	19
Advanced billings	524	759	522
Deferred income	-	-	51
Current income tax	521	478	336
Dividends payable to minority shareholders	173	-	-
Borrowings (unsecured)	83	428	103
Borrowings (secured)	1,069	340	1,078
	5,554	4,719	4,695
Non-current liabilities			
Borrowings (unsecured)	8,631	8,946	8,964
Borrowings (secured)	109	958	127
Long term advance billings	1,129	1,195	1,175
Other non-current liabilities	79	204	311
Deferred income tax	480	603	583
Deferred income	1,074	1,426	1,165
	11,501	13,332	12,324
Total liabilities	17,056	18,052	17,019
Net assets	19,802	15,619	18,013
Share capital and reserves			
Share capital	2,677	2,674	2,675
Translation reserve	725	210	839
Other reserves	16,350	12,586	14,388
Interests of shareholders of the Company	19,752	15,470	17,901
Minority interests	49	149	113
	19,802	15,619	18,013

Note (1): Relates to the sales proceeds receivable from the Group's disposal of its associate, Belgacom S.A.

Certain comparatives have been reclassified to conform with current year's presentation.

ngapore Telecommunications Ltd And Subsidiary Companies **Appendix 2**

STORICAL FINANCIAL SUMMARIES

Million	Quarterly FY 2003/04											
	4Q			3Q			2Q			1Q		
	SingTel	Optus	Total	SingTel	Optus	Total	SingTel	Optus	Total	SingTel	Optus	Total
ome Statement												
Operating revenue	1,025	2,139	3,164	973	2,048	3,021	1,003	1,847	2,849	1,045	1,915	2,960
Operating expenses (excl . Depreciation)	(576)	(1,502)	(2,078)	(470)	(1,447)	(1,917)	(504)	(1,326)	(1,830)	(516)	(1,428)	(1,944)
Operating profit	449	637	1,086	503	601	1,105	499	521	1,020	529	487	1,016
Other Income	13	9	21	2	1	3	8	12	21	6	12	17
Operational EBITDA	461	646	1,107	505	602	1,107	507	533	1,040	535	499	1,033
Compensation from IDA	84	-	84	84	-	84	84	-	84	84	-	84
Share of results of associates	372	(7)	365	168	(5)	163	303	(2)	301	288	3	291
EBITDA	918	639	1,557	757	597	1,354	894	532	1,426	907	502	1,409
Depreciation & amortisation	(355)	(326)	(681)	(326)	(308)	(634)	(325)	(287)	(612)	(327)	(277)	(604)
Earnings before interest & Income tax (EBIT)	563	313	876	431	289	720	570	244	814	580	225	805
Net finance (expense)/ income	(47)	(62)	(109)	195	(66)	129	(33)	(60)	(93)	(37)	(56)	(93)
Profit before exceptional items	516	251	767	626	223	849	537	184	721	543	169	712
Exceptional items	1,673	-	1,673	186	-	186	4	(27)	(22)	703	-	703
Profit before tax	2,189	251	2,440	812	223	1,036	541	158	699	1,246	169	1,415
Taxation	(250)	(59)	(310)	(133)	(68)	(201)	(178)	(55)	(232)	(174)	(56)	(230)
Profit after taxation	1,939	192	2,131	679	156	835	363	103	467	1,072	113	1,185
Minority interests	(170)	-	(170)	19	-	19	6	-	6	13	-	13
Profit attributable to shareholders	1,769	192	1,961	698	156	854	369	103	473	1,085	113	1,198
oup Operating Revenue Composition												
Mobile communications	209	1,043	1,252	207	990	1,197	206	865	1,071	201	812	1,012
National telephone	133	556	689	140	514	654	141	478	618	147	425	573
Data and Internet	279	273	552	279	243	522	279	217	496	282	204	486
International telephone	180	84	264	180	87	267	194	83	278	201	57	258
IT and engineering services	168	33	201	113	36	148	124	20	144	132	19	150
C1 defence contract	-	2	2	-	*	-	-	40	40	-	250	250
Postal services	-	-	-	-	-	-	-	-	-	-	-	-
Directory advertising	-	-	-	-	-	-	-	-	-	17	-	17
Miscellaneous [(1)]	56	149	205	54	179	233	58	145	203	66	149	215
	1,025	2,139	3,164	973	2,048	3,021	1,003	1,847	2,849	1,045	1,915	2,960
oup Operating Expenses Composition												
Selling and administrative	136	481	617	116	467	583	121	408	529	124	401	524
Traffic expenses	133	481	614	119	456	575	122	402	524	117	373	490
Staff costs	155	249	404	141	237	378	156	227	382	151	191	342
Cost of sales	131	250	381	75	258	333	82	258	339	102	418	520
Repair and maintenance	28	44	72	27	42	70	29	43	71	27	42	69
Others	(7)	(2)	(9)	(8)	(14)	(22)	(6)	(11)	(17)	(5)	4	(1)
	576	1,502	2,078	470	1,447	1,917	504	1,326	1,830	516	1,428	1,944
Depreciation	190	323	513	162	302	464	162	276	439	165	266	431
y Revenue Drivers												
ıgTel:												
IT Outgoing Mins Total (million) (QTD/YTD)	239			233			235			234		
IDD Net Ave Collection Rate (S$/ min) (QTD/YTD)	0.430			0.460			0.481			0.496		
Res Working DEL (000s)	1,116			1,122			1,130			1,137		
Biz Working DEL (000s)	764			766			767			771		
Total Working DEL (000s)	1,880			1,888			1,896			1,908		
Total Cellular Subscribers (000s)	1,516			1,534			1,518			1,530		
Cellular ARPU (YTD/QTD) (S$)												
- Postpaid	72			70			70			67		
- Prepaid	16			18			18			15		
tus:												
Total Cellular Subscribers (000s)		5,553			5,365			5,073			4,888	
Cellular ARPUs (QTD/YTD) (A$)												
- Postpaid		71			73			71			70	
- Prepaid		24			24			23			22	
Consumer Broadband Customers (000s)		526			528			531			530	

Million	Quarterly FY 2002/03												YTD	
	4Q			3Q			2Q			1Q			Full Yr	Full Yr
	SingTel	Optus	Total	SingTel	Optus	Total	SingTel	Optus	Total	SingTel	Optus	Total	FY2004	FY2003
ome Statement														
Operating revenue	1,180	1,549	2,729	1,171	1,435	2,606	1,183	1,280	2,462	1,197	1,265	2,461	11,995	10,259
Operating expenses (excl . Depreciation)	(647)	(1,133)	(1,779)	(596)	(1,091)	(1,687)	(577)	(981)	(1,557)	-555	(984)	-1,539	(7,768)	(6,562)
Operating profit	533	416	950	575	344	919	606	299	905	642	281	923	4,226	3,697
Other Income	14	(12)	2	12	10	22	8	11	19	6	-3	4	62	46
Operational EBITDA	547	404	952	587	354	941	614	310	924	648	278	926	4,288	3,743
Compensation from IDA	84	-	84	84	-	84	84	-	84	84	-	84	337	337
Share of results of associates	278	(3)	275	198	10	208	377	11	388	178	-17	162	1,120	1,032
EBITDA	910	401	1,311	869	364	1,233	1,075	321	1,396	911	261	1,172	5,745	5,112
Depreciation & amortisation	(344)	(279)	(623)	(351)	(261)	(612)	(351)	(232)	(583)	-354	-226	-579	(2,531)	(2,396)
Earnings before interest & Income tax (EBIT)	566	123	688	518	103	622	723	90	813	558	35	593	3,214	2,716
Net finance (expense)/ income	(76)	(58)	(133)	(56)	(56)	(112)	(103)	(59)	(162)	-60	-60	-120	(165)	(527)
Profit before exceptional items	490	65	555	462	47	510	620	31	651	498	-25	473	3,049	2,189
Exceptional items	(718)	-	(718)	(26)	-	(26)	6	(44)	(38)	-37	-	-37	2,541	(819)
Profit before tax	(228)	65	(164)	436	47	484	626	(13)	613	461	-25	436	5,590	1,370
Taxation	(131)	346	216	(182)	(25)	(207)	(178)	(19)	(198)	-58	-16	-74	(973)	(263)
Profit after taxation	(358)	411	53	254	22	277	448	(33)	416	403	-42	361	4,617	1,107
Minority interests	260	-	260	19	-	19	(1)	-	(1)	16	-	16	(132)	294
Profit attributable to shareholders	(99)	411	313	274	22	296	448	(33)	415	418	-42	377	4,485	1,401
oup Operating Revenue Composition														
Mobile communications	203	722	925	205	675	880	211	616	827	207	607	813	4,532	3,445
National telephone	138	373	512	140	364	504	148	316	464	144	315	458	2,534	1,937
Data and Internet	274	191	465	288	185	473	298	179	477	307	173	480	2,056	1,895
International telephone	206	77	283	206	59	265	231	63	293	250	76	326	1,066	1,167
IT and engineering services	192	20	212	157	21	178	117	16	133	112	13	125	643	648
C1 defence contract	-	28	28	-	-	-	-	-	-	-	-	-	291	28
Postal services	84	-	84	92	-	92	85	-	85	87	-	87	-	348
Directory advertising	20	-	20	16	-	16	19	-	19	17	-	17	17	71
Miscellaneous [(1)]	64	138	202	68	130	198	75	90	165	75	81	155	856	720
	1,180	1,549	2,729	1,171	1,435	2,606	1,183	1,280	2,462	1,197	1,265	2,461	11,995	10,259
oup Operating Expenses Composition														
Selling and administrative	156	385	541	147	344	491	134	317	452	145	319	465	2,253	1,948
Traffic expenses	147	351	498	138	358	496	158	318	476	149	333	482	2,204	1,951
Staff costs	176	168	344	167	171	338	174	150	324	163	161	324	1,505	1,329
Cost of sales	142	192	334	127	180	307	85	159	245	81	130	211	1,573	1,097
Repair and maintenance	37	36	73	22	32	54	35	39	74	27	37	64	281	265
Others	(12)	1	(11)	(4)	6	2	(10)	(3)	(13)	-11	5	-6	(49)	(28)
	647	1,133	1,779	596	1,091	1,687	577	981	1,557	555	984	1,539	7,768	6,562
Depreciation	196	268	464	186	250	437	190	223	412	197	220	417	1,847	1,730
y Revenue Drivers														
ıgTel:														
IT Outgoing Mins Total (million) (QTD/YTD)	235			227			250			274			941	986
IDD Net Ave Collection Rate (S$/ min) (QTD/YTD)	0.542			0.530			0.558			0.545			0.467	0.542
Res Working DEL (000s)	1,145			1,150			1,153			1,155			1,116	1,145
Biz Working DEL (000s)	775			779			782			784			764	775
Total Working DEL (000s)	1,921			1,929			1,935			1,940			1,880	1,921
Total Cellular Subscribers (000s)	1,548			1,555			1,514			1,495			1,516	1,548
Cellular ARPU (YTD/QTD) (S$)														
- Postpaid	69			70			72			74			70	72
- Prepaid	16			17			16			16			16	16
tus:														
Total Cellular Subscribers (000s)		4,722			4,537			4,341			4,226		5,553	4,722
Cellular ARPUs (QTD/YTD) (A$)														
- Postpaid		68			68			66			63		71	66
- Prepaid		22			23			18			21		23	21
Consumer Broadband Customers (000s)		540			541			542			541		526	540

(1) - comprises revenue from sale of equipment, aeronautical and maritime, paging service, cable television, lease of satellite transponders and miscellaneous income.

* *denotes less than S$500,000*

C2C PTE LTD– KEY INFORMATION

Background

C2C Pte Ltd ("C2C"), a 59.5% owned subsidiary of SingTel, is a provider of undersea fibre optic network services, managing Asia's largest submarine cable network with a design capacity of 7.68 Terabits. The C2C network consists of a 17,000 km intra-Asian undersea cable ring connecting Japan, South Korea, China, Taiwan, Hong Kong, Philippines and Singapore, and a trans-Pacific ring network between Japan and USA.

Activation of traffic on the intra-Asian and trans-Pacific networks commenced in January 2002 and December 2003 respectively.

C2C, like most of its industry peers, continues to operate under an extremely challenging operating environment.

Memorandum Of Understanding On C2C Debt Restructuring

On 12 January 2004, SingTel announced that SingTel and C2C have reached agreement-in-principle with C2C's banking syndicate (the "**Lenders**") regarding the main commercial terms and conditions of a consensual restructuring of C2C's **US$650 million** senior secured credit facility.

The terms and conditions of the restructuring have been set out in a Memorandum Of Understanding ("**MOU**") executed by the parties on 9 January 2004. Closing of the restructuring is conditional upon, inter alia, finalisation of satisfactory documentation.

Under the MOU, amongst other things, the principal amount outstanding of approximately **US$592 million** and certain other amounts payable under or in connection with the total debt will be structured into 3 tranches as follows :

(a) the first tranche of approximately **US$200 million** will be subject to a debt buy-back by C2C from the Lenders at a discount of 45% and retired ("**Retired Debt**").

(b) Tranche A of approximately **US$200 million** which has a maturity period of 7 years.

(c) Tranche B comprises the balance with a maturity period of 12 years.

The security provided for the existing debt i.e. the shares and assets of C2C will continue to be security for Tranche A and B.

The proposed restructuring envisages that funding of up to **US$225 million** is to be made available by SingTel to C2C. Part of such funding is to be secured and rank pari passu with the Lenders' Tranche A. The **US$225 million** funding can be convertible at the option of SingTel into equity in C2C or capacity on the C2C network.

Out of the **US$225 million** funding, **US$110 million** is to be made available to C2C for the buyback of the Retired Debt, and the balance **US$115 million** as a working capital facility available to C2C.

C2C PTE LTD– KEY INFORMATION (continued)

Financials

The net book value of assets of C2C consolidated in the Group's balance sheet as at 31 March 2004 are as follows:

Cash and bank balances – **US$ 11.9 million** (S$ 19.9 million) (fixed charge)
Property, plant and equipment – **US$ 998.5 million** (S$ 1,671.5 million) (assignment/fixed charge)
Other assets – **US$ 41.4 million** (S$ 69.3 million) (assignment/ fixed/floating charge)

As at 31 March 2004, C2C had an outstanding balance of **US$604.8 million** (including interest accrued) under the secured financing facility from the Lenders classified as current liabilities in the balance sheet.

In accordance with Singapore GAAP, C2C continues to be consolidated as a subsidiary company in the SingTel Group's books with a negative carrying value in SingTel's consolidated accounts as at 31 March 2004.

	Quarter			Year		
Summary Income Statements (1)	**31 Mar 2004 US$ m**	**31 Mar 2003 US$ m**	**YOY Chge %**	**31 Mar 2004 US$ m**	**31 Mar 2003 US$ m**	**YOY Chge %**
Operating revenue	14	16	-14.2	59	62	-4.2
Operational EBITDA	2	2	-8.0	15	11	38.1
Depreciation	(22)	(27)	-16.8	(80)	(107)	-25.4
EBIT	(20)	(24)	-17.7	(64)	(96)	-32.8
Net finance expense	(6)	(8)	-25.5	(22)	(33)	-31.5
Exceptional item	(156)	(331)	-52.9	(156)	(331)	-52.9
Net loss	**(182)**	**(364)**	**-49.9**	**(243)**	**(459)**	**-47.2**

Note:
(1) After elimination within C2C group of companies.

The results of operations and financial condition of the C2C Group as at 31 March 2004 have been prepared on the basis that C2C is a going concern.

The exceptional item recorded in the income statement for the quarter relates to a US$156 million impairment charge on network assets with a net book value of US$1.2 billion. The asset impairment has been estimated based on the present value of future cash flows expected from the continuing use of the C2C network until the end of its economic life.

At the SingTel level, the net asset impairment charge was also US$156 million as the current accounting treatment requires that the loss attributed to the 40.5% minority shareholders of C2C be limited to their contributions to equity.

OPTUS FINANCIALS IN SINGAPORE DOLLARS

The Optus' contribution to the Group summary income statements (in Singapore dollars) is:

	Quarter 31 Mar 2004 S$ m	Quarter 31 Mar 2003 S$ m	YOY Chge %	Year 31 Mar 2004 S$ m	Year 31 Mar 2003 S$ m	YOY Chge %
Operating revenue	**2,139**	**1,549**	**38.1**	**7,949**	**5,528**	**43.8**
Operating expenses	(1,502)	(1,133)	32.6	(5,703)	(4,188)	36.2
Other income	9	(12)	nm	33	6	437.1
Operational EBITDA	**646**	**404**	**59.8**	**2,280**	**1,346**	**69.3**
- EBITDA margin	*30.2%*	*26.1%*		*28.7%*	*24.4%*	
Share of results of joint ventures	(7)	(3)	121.9	(10)	1	nm
EBITDA	**639**	**401**	**59.3**	**2,269**	**1,348**	**68.4**
Amortisation of goodwill	(1)	(1)	50.0	(3)	(2)	30.4
Depreciation & amortisation	(325)	(278)	17.0	(1,196)	(994)	20.3
EBIT	**313**	**123**	**155.1**	**1,071**	**351**	**205.1**
Net finance expense	(62)	(58)	7.3	(243)	(233)	4.3
Profit before exceptional items	**251**	**65**	**285.6**	**828**	**118**	**@**
Exceptional items	-	-	-	(27)	(44)	-39.4
	251	65	285.6	801	74	@
Taxation						
- ordinary operations	(91)	21	nm	(269)	(40)	@
- exceptional tax credit	31	325	-90.4	31	325	-90.4
	(59)	346	nm	(238)	286	nm
Net profit	**192**	**411**	**-53.4**	**563**	**360**	**56.6**
Net profit	192	411	-53.4	563	360	56.6
Exclude						
Exceptional tax credit	(31)	(325)	-90.4	(31)	(325)	-90.4
Adjusted net profit	**161**	**86**	**86.4**	**532**	**34**	**@**

OPTUS FINANCIALS IN SINGAPORE DOLLARS (continued)

The Optus' contribution to the Group operating revenue by product/ service (in Singapore dollars) is:

	Quarter 31 Mar		YOY Chge	Year 31 Mar		YOY Chge
	2004 S$ m	2003 S$ m	%	2004 S$ m	2003 S$ m	%
Operating revenue by product/ service						
Mobile communications	1,043	722	44.6	3,710	2,619	41.6
National telephone	556	373	49.0	1,973	1,368	44.2
Data & Internet	273	191	42.9	936	728	28.5
Sale of equipment	92	90	1.8	411	251	64.0
International telephone	84	77	8.8	310	275	12.8
C1 Defence contract	2	28	-93.8	291	28	@
Cable television	46	39	17.4	176	149	18.1
IT & engineering services	33	20	62.1	107	71	52.0
Others	11	9	20.2	35	40	-12.7
Total	2,139	1,549	38.1	7,949	5,528	43.8

The Optus' contribution to certain Group balance sheet items is:

	As at 31 Mar 2004 S$ m	As at 31 Mar 2003 S$ m	As at 31 Dec 2003 S$ m
Property, plant and equipment (net)	**7,072**	**6,151**	**7,026**
Gross debt (1)			
Current debt	138	492	159
Non-current debt	2,946	2,576	3,197
Gross debt as reported in balance sheet	3,084	3,068	3,356
Related net hedging liability/ (asset)	247	(138)	199
	3,330	2,929	3,554
Less: cash and bank balances	(59)	(62)	(113)
Net debt (1)	**3,271**	**2,868**	**3,442**
	A$ m	A$ m	A$ m
Property, plant and equipment (net)	**5,542**	**5,774**	**5,506**
Gross debt (1)			
Current debt	108	462	125
Non-current debt	2,309	2,418	2,505
Gross debt as reported in balance sheet	2,417	2,880	2,630
Related net hedging liability/ (asset)	193	(130)	156
	2,610	2,750	2,786
Less: cash and bank balances	(46)	(58)	(89)
Net debt (1)	**2,564**	**2,692**	**2,697**

Note:

(1) Excludes borrowing from SingTel.

MASNET No. 6 OF 06.05.2004
Announcement No. 6

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - RESULTS FOR THE FOURTH QUARTER AND THE FINANCIAL YEAR ENDED 31 MARCH 2004 - FINANCIAL RESULTS PRESENTATION

Attached are the slides on Singapore Telecommunications Limited Group's Financial Results Presentation for the fourth quarter and year ended 31 March 2004.

4th qtr - Slides.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 06/05/2004 to the SGX

SingTel

Financial results presentation

FY04: year ended 31st March 2004

Q4 FY04: quarter ended 31st March 2004

6th May 2004

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

"$" means Singapore dollars unless otherwise indicated.

SingTel

Asia's leading communications company

SingTel

Lee Hsien Yang

President & Chief Executive Officer

Key FY04 targets exceeded

- Record NPAT pre-goodwill: $5.1bn

SingTel – cash flow engine	Free cash flow*	$1.9bn	Operational EBITDA margin	50%
Optus – challenger focused on returns	EBITDA margin for Q4	30%	Net profit after tax**	A$440m
Regional mobile – earnings driver	Regional mobile customers up	42%	Regional mobile earnings up***	70%
Significantly higher payout to shareholders	Ordinary dividend up 16%	6.4c	Capital return to shareholders	$3bn

SingTel

* Operating cash less cash capex

** Before exceptional tax credit

*** Before exceptionals

Record shareholder payout

- Driven by successful international expansion

Record shareholder payout $4.1bn



Belgacom proceeds $2.3bn
SingPost/SYP $1.0bn
Total proceeds $3.3bn
Special dividends following IDA compensation payments
$3bn capital return – equivalent to average 16.9 cents per share
$1.1bn ordinary dividend – equivalent to 6.4 cents (gross)
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Proportionate EBITDA outside Singapore** 66%



Others 2%
SingTel 34%
Optus 39%
Regional Mobile 25%

ingTel * Dividends shown gross i.e. including tax credits

** Based on three months to Mar 04 excluding Belgacom

Group: FY04 NPAT pre-goodwill $5.1bn

- 32% underlying growth (excluding exceptional items and tax credits**)

Statutory results ($m)	12 months to Mar 04	12 months to Mar 03	Increase/ (decrease) %
Operating Revenue	11,995	10,259	17%
Operational EBITDA	4,288	3,743	15%
Operational EBITDA Margin	36%	37%	N/m
Associates - ordinary	1,444	775	86%
Associates - exceptional	(325)	257	N/m
EBITDA*	5,745	5,112	12%
EBITDA - excl associates' exceptionals*	*6,069*	*4,854*	*25%*
Intercompany loan – FX gain	222	-	N/m
Exceptional items	2,541	(819)	N/m
NPAT pre goodwill	5,140	2,033	153%
NPAT pre-goodwill – underlying**	2,852	2,167	32%
NPAT	4,485	1,401	220%

* Operational EBITDA+IDA compensation+share of results of associates

** Excludes goodwill amortisation ; exceptional items net of tax and minority interests; and exceptional tax credits

Group: Q4 NPAT pre-goodwill $2.1bn

➢ 14% underlying growth (excluding exceptional items and tax credits**)

Statutory results ($m)	3 months to Mar 04	3 months to Mar 03	Increase/ (decrease) %
Operating revenue	3,164	2,729	16%
Operational EBITDA	1,107	952	16%
Operational EBITDA margin	35%	35%	N/m
Associates - ordinary	385	252	53%
Associates - exceptional	(20)	23	N/m
EBITDA*	1,557	1,311	19%
EBITDA – excl associates' exceptionals*	*1,576*	*1,288*	*22%*
Intercompany loan – FX gain	-	-	N/m
Exceptional items	1,673	(718)	N/m
NPAT pre-goodwill	2,127	461	361%
NPAT pre-goodwill – underlying**	701	617	14%
NPAT	1,961	313	527%

* Operational EBITDA+IDA compensation+share of results of associates

** Excludes goodwill amortisation ; exceptional items net of tax and minority interests; and exceptional tax credits

Optus: FY04 performance exceeds targets

- FY04: A$440m net profit after tax*

FY04 targets	FY04 outcome		
Double digit revenue growth	Revenue $A6.4bn**	↑ 15%	✔
30% EBITDA margins	Operational EBITDA margin in Q4	30%	✔
30% operational EBITDA growth	Operational EBITDA A$1.9bn	↑ 40%	✔
Manage capex within A$1bn	Capex:revenue ratio 13%**	A$833m	✔
Free cash flow A$800m	Free cash flow doubles	A$1.1bn	✔

*before exceptional tax credit

** excluding C1 defence contract

SingTel: strong free cash flow in FY04

FY04 targets	FY04 outcome		
• Free cash flow to exceed $1.5bn*	• Outperformance	$1.9bn	✔
• Monitor economic outlook and adjust capex accordingly	• Capex:revenue ratio	7%	✔
• Defend operational EBITDA margins	• Tight cost controls	50%	✔
• Stabilise revenues for nine months to Mar 04**	• FY04 revenues 6% lower than FY03**	$4.0bn	X

* Operating cash before interest less cash capex

** excl SingPost/Yellow Pages

SingTel: Q4 results – top line trends improve

- Revenues increase 5% sequentially vs Q3 FY04

SingTel (ex-Optus) ($m)	3 months to Mar 04	3 months to Mar 03	(Decrease) %	Y-o-Y trend excl SP/SYP
Operating revenue	1,025	1,180	(13%)	(5%)
Operating expenses	(576)	(647)	(11%)	(1%)
Operational EBITDA	461	547	(16%)	(8%)
Operational EBITDA margin				
- Excluding IT	51%	53%	N/m	N/m
- Total	45%	46%	N/m	N/m

SingTel: data and mobile trends improving

	Q4 FY04 vs Q4 FY03	
Data & Internet	Broadband lines growth ↑ 59% ILC revenue ↓ 15%	Data & Internet revenue ↑ 2%
Mobile	Customer base 1.51m Impacted by churn of 20k customers*	Mobile revenue ↑ 3%
International Telephone	Collection rate per minute ↓ 21%	Int'l Telephone revenue ↓ 12%
IT & Engineering services	Singapore revenues stable China revenues declined	IT revenue ↓ 13%

* Churn of 20k zero-subscription plan customers

SingTel: careful cost control and strong cash flow

Q4 operational EBITDA margin (ex-IT) — 51%

Opex (excl SingPost/SYP)	↓ 1%
Staff costs*	↑ 2%
Traffic expenses*	↑ 1%
Selling & admin expenses*	↓ 4%

Free cash flow up 29% — $1.9bn

($m)	FY04	FY03
Cash from operations	1,957	2,452
Special dividends		
- SingPost	200	-
- Belgacom	-	140
Other dividends	480	132
Tax	(418)	(461)
Op. cash before interest	2,219	2,263
Cash capex	(293)	(775)
Free cash flow**	1,926	1,488

SingTel

* Excluding SingPost and SYP

** Operating cash less cash capex

SingTel

Optus

Optus: Q4 revenue growth 12% (excluding C1 contract)

Statutory results (A$m)	3 months to Mar 04	3 months to Mar 03	% Increase	Trend ex C1
Operating revenue	1,650	1,494	10%	12%
Operational EBITDA	498	390	28%	29%
Operational EBITDA margin	30%	26%	↑	↑
EBITDA	493	387	27%	29%
EBIT	241	118	105%	111%
NPAT*	124	82	52%	56%

*before exceptional tax credits

Optus Mobile: service revenues up 15% in Q4

- Operational EBITDA margin improves to 38%

Total revenues (incl equipment) ↑ 12%



Mobile revenue A$m
87
708
71
816
Q4 FY03
Q4 FY04
Equipment
Service
15%

Service revenue drivers

5.6m customers	↑ 18%
Data as a % of ARPU	15%
Post-paid ARPU	↑ 4%

Optus Business and Wholesale: revenue up 13%*

- Q4 combined margin improves to 28% - EBITDA grows by 45%*

Revenue growth in both divisions



Business & W'sale rev A$m
C1 rev
113
238
124
274
Q4 FY03
Q4 FY04
Wholesale
9%
Business
excl. C1
15%

Strong growth in Optus Business revenues*	15%
Voice revenues	18%
Satellite revenues	19%
Data & IP revenues	1%

* Excluding C1 contract revenues in March 2003 quarter

Optus Consumer: top line drives cashflow growth

➢ Successful DSL launch stimulates Broadband growth in Q4

Total revenues	↑ 13%
HFC revenues	↑ 6%
Off network voice	↑ 18%
Dial-up internet & DSL	↑ 28%
Broadband net adds** grew by over 70% in Q4	17k

**Cable modem and DSLnet adds – Q4 vs Q3

FY04 cashflow surplus A$102m


EBITDA margin 14%
Free cash flow* A$m
60
50
40
30
20
10
0
Q4 FY03
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04

* Operational EBITDA less cash capex

SingTel

Associates

AIS

bharti

GLOBE TELECOM

TELKOMSEL

Singapore POST

belgacom

Associates: FY04 earnings before EI $1.4bn

- FY04 earnings after exceptionals $1.1bn

Regional mobile drives growth in associates earnings 86%



Associates earnings before exceptionals ($m)
775*
1,444
Others $47m
100%
Belgacom
70%
Regional Mobile
FY03
FY04

Regional mobile dividends up 238% $223m



Dividends received ($m)
272
Belgacom special dividend 140
680
SingPost special dividend 200
Belgacom (Mar 04)
Belgacom (Apr 03)
Others
Regional Mobile
FY03
FY04

*Others pretax earnings for FY03: -$5m

Aggregate mobile customer base: 47m*

➢ Potential for further strong growth

Regional mobile customers 42%



Regional mobile subscribers
8 M
22 M
35 M
47 M
Regional Mobile 40m
Optus
SingTel
Mar 01**
Mar 02
Mar 03
Mar 04

Forecast subscriber growth Dec 2003-2008 156M



2003 total – 112M
2008 total – 268M
Subscribers in each market– 2003 & 2008
4M
20M
35M
38M
56M
116M
Singapore
Australia
Thailand
Philippines
Indonesia
India

Source : Citigroup

* Excludes Belgacom

** Optus and Telkomsel investments made later in 2001

Benefits of international expansion

Associates Q4 earnings (before exceptionals) 53%

($m)	3 mths to Mar 04	Increase/ (decrease) %
Regional Mobile	259	55%
Belgacom	117	95%
Other	9	N/m
Total	385	53%
Exceptionals	(20)	N/m
Total	365	33%

Belgacom investment delivered cash return of 17% p.a.



$ million
837
519
2,280
1,962
1996 investment
Dividends 1996-2004
IPO & buyback
Net cash return

Belgacom investment and cash returns (net of minority interests)

SingTel


SPECIMEN

SingTel

Cash flow and balance sheet

Strict capital management

➢ Return on capital improves

FY04 targets	FY04 outcome		
• Increase return on capital	• FY04 return on invested capital*	15%	✔
• Increase shareholdings in existing associates	• Globe	40%	✔
• Divest non-core assets	• Belgacom, SingPost and Yellow Pages	$3.3bn	✔
• Pass cash benefits of disposals to shareholders	• $3bn capital return pays out 90% of major disposals	16.9c	✔
• Pay out 40-50% of pre-goodwill pre-EI NPAT	• Ordinary dividend - payout ratio 40%	6.4c	✔

* Pre-goodwill EBIT divided by net debt, shareholders' fund and minority interests

Proposed capital return - $3bn

- To be paid in Sept 2004 - subject to EGM and court approvals

Proposal	Benefits
1 in 14 shares to be cancelled - approximately 1.3bn shares or 7% of issued share capital*	Optimise capital structure
Shareholders receive $2.36 for each share cancelled - price based on average SGX closing price between 27 April and 3 May 2004	Enhances EPS and ROE
Total cash distribution – approx $3bn* - equivalent to an average of 16.9 cents per share	Financial position remains strong
	No dilution for shareholders

Estimated based on 17,852m shares in issue at 3 May 2004; final no. of shares cancelled based on book closure in Sep 2004

Capital return - proforma financial benefits

- EPS & ROE improvements

	Year ended 31 Mar 2004			
	Note	Reported	Proforma after capital return	% change
NPAT ($bn)	(1)	4,485	4,485	-
Weighted average number of shares (m)	(2)	17,830	16,554	(7%)
Earnings per share (cts)	(3)=1/2	25.15	27.09	8%
Average shareholders' funds	(4)	17,611	14,602	(17%)
Return on equity	(5)=1/4	25.5%	30.7%	

Strong financial position

Net debt at a comfortable level — **$7.1bn**



Net Debt ($bn)
10.1
9.6
8.2
8.1
8.5
7.1
SingPost/SYP proceeds
FY03 dividend payment
Globe investment
Dec 02
Mar 03
Jun 03
Sep 03
Dec 03
Mar 04

Stronger cash flows from international expansion — **$3.3bn**



Group free cash flow* $bn
+ 57%
2.1
3.3
Assoc dividends
Optus
SingTel
FY03
FY04

* Operating cash before interest less cash capex

SingTel

SingTel

Outlook

Outlook & assumptions

Singapore business	Stronger local economy
Optus	Robust growth in Australia continues
Regional mobile	Strong growth in mobile penetration Elections in India, Indonesia and the Philippines
Foreign exchange rates	Assume no significant change from current levels

SingTel: cash flow engine

- FY05 target: at least $1.4bn free cash flow*

Strategies	FY05 Targets
Defend home market	FY05 revenue to be approximately the same as FY04
Retain strong cost disciplines	Maintain operational EBITDA margin around 50%
Focus on cash flow	Capex:revenue target – low teens

SingTel

* Operating cash before interest and after capex and tax - but before interest, dividends, and investments -

Optus: challenger focused on returns

Strategies	FY05 Targets
Expand margins and gain revenue market share	Double digit operational EBITDA growth
Continuing investing in growth	Control capex within A$1bn budget
Generate cash flow surplus	Free cash flow to exceed A$1bn

* Operating cash before interest and after capex

SingTel : Blue chip growth stock

- Group target: double digit earnings growth in FY05*

Strategies	FY05 Targets
Benefit from international investments	Double digit growth in regional mobile earnings contribution
Maintain strong investment grade credit ratings	Maximum leverage: net debt: EBITDA of 2.0x
ROIC target for senior management	16% by FY06
Guidance updates	Normally at half year and full year

* excluding Belgacom's contribution; foreign exchange gains on intercompany loans; goodwill amortisation; and exceptional items net of tax and minority interests

SingTel – "Best Managed Company"*

> Strong FY04 results and record payout

SingTel
- Robust free cash flow** — $1.9bn

'yes' OPTUS
- Operational EBITDA growth — 40%

Regional mobile
- Earnings contribution up*** — 70%

Blue chip growth stock

- Double digit earnings growth**** — 32%
- Strong free cash flow** growth — 57%

* FinanceAsia's 2004 Best Managed Companies poll ** Operating cash less capex *** Excluding exceptionals

**** Excludes goodwill amortisation ; exceptional items net of tax and minority interests; and exceptional tax credits

SingTel

Financial results presentation

FY04: year ended 31st March 2004

Q4 FY04: quarter ended 31st March 2004

6th May 2004

MASNET No. 18 OF 10.05.2004
Announcement No. 18

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - CPCNet partners SingTel to offer global MPLS IP VPN service beyong Greater China

Attached is a news release made by Singapore Telecommunications Limited on the above.

NR10may04.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 10/05/2004 to the SGX

SingTel

News Release

CPCNet partners SingTel to offer global MPLS IP VPN service beyond Greater China

Singapore, 10 May 2004 – Singapore Telecommunications Limited (SingTel) today announced that it has formed a strategic alliance with CPCNet, a CITIC Pacific Company, to deliver top-notch Multi-Protocol-Label-Switching IP-based Virtual Private Network (MPLS IP VPN) solutions to customers and enterprises located in the Greater China region. These are customers who are looking for high quality, cost effective, fully managed and secure networking solutions and connections to the rest of the Asia Pacific and the world.

With 14 private POPs (points of presence) across Greater China, CPCNet TrueCONNECT™ is a managed IP VPN service with the most advanced MPLS standard that connects major cities in the region. It will be able to offer greater geographical coverage with SingTel's global *ConnectPlus* IP service, which is built on private IP infrastructure and supported by a dedicated MPLS-enabled platform. *ConnectPlus* IP covers major business cities in the Asia Pacific, US and Europe, and offers extended coverage through the global and domestic VPNs of SingTel's partners.

The global MPLS IP VPN service is offered through 16 CPCNet offices in Greater China and the 31 SingTel Global Offices located around the world. Both parties will provide end-to-end service including co-ordination with third party telecommunication providers, network planning and design, full technical support and providing a single bill.

Mr Thomas Yeo, SingTel's Vice President (Corporate Business Marketing), said: "We are pleased to have CPCNet as our like-minded partner. This partnership is another testimony of SingTel's strengths and position as the leading communications provider in Asia with extensive infrastructure in the region and beyond."

Mr Philip Chiu, CPCNet's Vice President of International Business, said: "We are very pleased to partner SingTel and be able to extend the coverage of our IP VPN services with SingTel's global IP network. Together, we will provide a premier connectivity service to bring our customers to Greater China, Asia Pacific and the rest of the world.

"As we are witnessing rapid growth in the region and also high demand for quality data and voice traffic, the partnership between CPCNet and SingTel will leverage the strengths of both

companies to deliver high quality connectivity services and customised solutions to enterprises in Greater China and the Asia Pacific. This presents an excellent opportunity for us to extend our service offering and enhance our position as a 'one-stop shop' for cost effective and quality solutions in Greater China and beyond."

SingTel's global IP VPN service, *ConnectPlus* IP VPN, is supported by a comprehensive network of submarine cable systems and satellites. The seamless service, based on MPLS technology, offers high security and allows customers to prioritise traffic using different classes of service.

About SingTel

SingTel is Asia's leading communications group with operations and investments around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

With significant operations in Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

To serve the needs of multi-national corporations, SingTel has a network of 31 offices in 15 countries and territories throughout the Asia Pacific, in Europe and the USA. These offices enable SingTel to deliver reliable and quality network solutions to its customers, either on its own or jointly with local partners.

The Group also has major investments in India, Indonesia, the Philippines and Thailand. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving more than 47 million customers in six markets.

SingTel has been recognised Best Asian Telecom Carrier by industry publication, *Telecom Asia,* for six consecutive years since 1998. The Group employs more than 19,000 people worldwide and had a turnover of S$12.0 billion (US$7.17 billion) and net profit after tax of S$4.49 billion (US$2.68 billion) for the year ended 31 March 2004. More information can be found @ www.singtel.com and www.optus.com.au.

About CPCNet Hong Kong Limited

CPCNet Hong Kong Limited, a wholly owned subsidiary of CITIC Pacific (SEHK:267), is a new generation carrier headquartered in Hong Kong, connecting the world to over forty other cities in China. The carrier of choice for corporate customers in the Asian region and around the world requiring seamless connection to China, CPCNet is set apart for its breadth of knowledge of and connections in the Mainland market.

By owning and managing the transparent fully meshed backbone network, CPCNet is able to independently offer TrueCONNECT™, the advanced MPLS-based IP-VPN service, and a whole

range of communications products and services including GlobalCONNECT, global data services, AlwaysCONNECT high availability mission critical connection solutions and the Secure-In-One multiple function managed security service, along with an array of other IP-related applications and services. For more information about CPCNet, please visit www.CPCNet-HK.com.

About CITIC Pacific Limited

CITIC Pacific Limited' focuses on infrastructure development (power generation, civil facilities, aviation and telecommunications) in Hong Kong and Mainland China. The Company is also involved in motor and consumer products marketing and distribution through its wholly owned subsidiaries Dah Chong Hong and Sims Trading. The Company also develops, owns and manages properties in Hong Kong and Shanghai. The Company's philosophy is strong business and geographic focus, active management, creating shareholder value and excellent corporate governance.

MASNET No. 62 OF 12.05.2004
Announcement No. 62

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change in Interest of Director of Subsidiary

PART I [Please complete this Part]

1. Date of notice to issuer: 11/05/2004

2. Name of Director of Subsidiary: Ooi Lay Yong

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 11/05/2004

2. Name of Registered Holder: Ooi Lay Yong

3. Circumstance(s) giving rise to the interest or change in interest: Sales in open market at own discretion

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	100,200
As a percentage of issued share capital:	
No. of shares which are the subject of this notice:	(50,000)
As a percentage of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$2.37
No. of shares held after the change:	50,200
As a percentage of issued share capital:	

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director of Subsidiary, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: As a percentage of issued share capital:	100,200	200
No. of shares held after the change: As a percentage of issued share capital:	50,200	200

This transaction was reported to Singapore Telecommunications Limited on 12 May 2004.

Submitted by Chan Su Shan (Ms), Company Secretary on 12/05/2004 to the SGX

MASNET No. 74 OF 14.05.2004
Announcement No. 89

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change In Interest of Director of Subsidiary

PART I [Please complete this Part]

1. Date of notice to issuer: 10/05/2004

2. Name of Director of Subsidiary: Eddy Tan Kah Hock

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 10/05/2004

2. Name of Registered Holder: Eddy Tan Kah Hock

3. Circumstance(s) giving rise to the interest or change in interest: Sales in open market at own discretion

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: **As a percentage of issued share capital:**	39,600
No. of shares which are the subject of this notice: **As a percentage of issued share capital:**	(10,000)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$2.36
No. of shares held after the change: **As a percentage of issued share capital:**	29,600

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director of Subsidiary, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	39,600	
As a percentage of issued share capital:		
No. of shares held after the change:	29,600	
As a percentage of issued share capital:		

This transaction was reported to Singapore Telecommunications Limited on 14 May 2004.

Submitted by Chan Su Shan (Ms), Company Secretary on 14/05/2004 to the SGX

SEC File No: 82-3622

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Monday, May 10, 2004 4:51 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

135147.pdf

ASX confirms the release to the market of Doc ID: 135147 as follows:
Release Time: 10-May-2004 18:50:11
ASX Code: SGT
File Name: 135147.pdf
Your Announcement Title: Appendix 3B-4th

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**36,400**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10/05/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,770,043,069	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek which are not quoted.
203,235,775	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders
36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over
37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

	Number	+Class
42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 10 May 2004
Assistant Company Secretary

Print name: Lim Li Ching (Ms)

SEC File No: 82-3622

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Monday, May 10, 2004 4:49 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

SEC MAIL PROCESSING
RECEIVED
JUN 01 2004
WASH. D.C. 155 SECTION

135146.pdf

ASX confirms the release to the market of Doc ID: 135146 as follows:
Release Time: 10-May-2004 18:48:20
ASX Code: SGT
File Name: 135146.pdf
Your Announcement Title: Appendix 3B-3rd

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**8,800**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10/05/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,770,006,669	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek which are not quoted.
203,272,175	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 10 May 2004
Assistant Company Secretary

Print name: Lim Li Ching (Ms)

SEC File No: 82-3622

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Monday, May 10, 2004 4:47 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

135144.pdf

SEC MAIL PROCESSING RECEIVED JUN 01 2004 WASH. D.C. 155 SECTION

ASX confirms the release to the market of Doc ID: 135144 as follows:
Release Time: 10-May-2004 18:46:48
ASX Code: SGT
File Name: 135144.pdf
Your Announcement Title: Appendix 3B-2nd

~2

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be be issued (if known) or maximum number which may be issued	**59,000** /
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.69 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10/05/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,769,997,869	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek which are not quoted.
203,280,975	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________ Date: 10 May 2004
Assistant Company Secretary

Print name: Lim Li Ching (Ms)

SEC File No: 82-3622

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Monday, May 10, 2004 4:46 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

135142.pdf

ASX confirms the release to the market of Doc ID: 135142 as follows:
Release Time: 10-May-2004 18:45:46
ASX Code: SGT
File Name: 135142.pdf
Your Announcement Title: Appendix 3B-1st

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**45,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes

5 Issue price or consideration

S$2.26 for each ordinary share

6 Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

10/05/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,769,938,869	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek which are not quoted.
203,339,975	Singapore Telecom Share Option Scheme 1999 Options

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25	*If the issue is contingent on* +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

	Number	+Class
42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 10 May 2004
Assistant Company Secretary

Print name: Lim Li Ching (Ms)

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Tuesday, May 11, 2004 5:58 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

135393.pdf

```
ASX confirms the release to the market of Doc ID: 135393 as follows:
Release Time: 11-May-2004  19:58:16
ASX Code: SGT
File Name: 135393.pdf
Your Announcement Title: Appendix 3B - 5
```

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**61,200**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11/05/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,770,370,769	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek which are not quoted.
202,908,075	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

+ See chapter 19 for defined terms.

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 11 May 2004
Assistant Company Secretary

Print name: Lim Li Ching (Ms)

+ See chapter 19 for defined terms.

SEC File No: 82-3622

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Tuesday, May 11, 2004 5:58 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

135392.pdf

ASX confirms the release to the market of Doc ID: 135392 as follows:
Release Time: 11-May-2004 19:57:55
ASX Code: SGT
File Name: 135392.pdf
Your Announcement Title: Appendix 3B - 4

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**97,500**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11/05/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,770,309,569	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek which are not quoted.
202,969,275	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

+ See chapter 19 for defined terms.

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	
40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under *section 1019B of the Corporations Act at the time that we request* that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________ Date: 11 May 2004
Assistant Company Secretary

Print name: Lim Li Ching (Ms)

+ See chapter 19 for defined terms.

SEC File No: 82-3622

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Tuesday, May 11, 2004 5:57 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

135391.pdf

ASX confirms the release to the market of Doc ID: 135391 as follows:
Release Time: 11-May-2004 19:56:45
ASX Code: SGT
File Name: 135391.pdf
Your Announcement Title: Appendix 3B - 3

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**30,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.73 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11/05/2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,770,212,069	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575	Ordinary shares held by Temasek which are not quoted.
		203,066,775	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

+ See chapter 19 for defined terms.

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 11 May 2004
Assistant Company Secretary

Print name: Lim Li Ching (Ms)

+ See chapter 19 for defined terms.

SEC File No: 82-3622

Zairani Bte Ahmed

From:	ASX.Online@asx.com.au
Sent:	Tuesday, May 11, 2004 5:57 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release

135390.pdf


```
ASX confirms the release to the market of Doc ID: 135390 as follows:
Release Time: 11-May-2004  19:56:24
ASX Code: SGT
File Name: 135390.pdf
Your Announcement Title: Appendix 3B - 2
```

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**85,600**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.73 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11/05/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,770,182,069	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek which are not quoted.
203,096,775	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

+ See chapter 19 for defined terms.

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________ Date: 11 May 2004
Assistant Company Secretary

Print name: Lim Li Ching (Ms)

+ See chapter 19 for defined terms.

SEC File No: 82-3622

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Tuesday, May 11, 2004 5:56 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

SEC MAIL PROCESSING RECEIVED JUN 01 2004 WASH, D.C. 155 SECTION

135389.pdf

ASX confirms the release to the market of Doc ID: 135389 as follows:
Release Time: 11-May-2004 19:56:03
ASX Code: SGT
File Name: 135389.pdf
Your Announcement Title: Appendix 3B - 1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**53,400**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.69 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11/05/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,770,096,469	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek which are not quoted.
203,182,375	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

+ See chapter 19 for defined terms.

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 11 May 2004
Assistant Company Secretary

Print name: Lim Li Ching (Ms)

+ See chapter 19 for defined terms.

SEC File No: 82-3622

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Wednesday, May 12, 2004 3:31 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

135622.pdf

ASX confirms the release to the market of Doc ID: 135622 as follows:
Release Time: 12-May-2004 17:30:52
ASX Code: SGT
File Name: 135622.pdf
Your Announcement Title: Appendix 3B - 3

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**78,900**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12/05/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,770,519,469	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek which are not quoted.
202,759,375	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25 If the issue is contingent on +security holders' approval, the date of the meeting	
26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28 Date rights trading will begin (if applicable)	
29 Date rights trading will end (if applicable)	
30 How do +security holders sell their entitlements *in full* through a broker?	
31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32 How do +security holders dispose of their entitlements (except by sale through a broker)?	
33 +Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders
36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over
37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________ Date: 12 May 2004
Company Secretary

Print name: Chan Su Shan (Ms)

SEC File No: 82-3622

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Wednesday, May 12, 2004 3:30 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

135617.pdf

ASX confirms the release to the market of Doc ID: 135617 as follows:
Release Time: 12-May-2004 17:29:41
ASX Code: SGT
File Name: 135617.pdf
Your Announcement Title: Appendix 3B - 2

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**25,800**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.69 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12/05/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,770,440,569	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek which are not quoted.
202,838,275	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 12 May 2004
Company Secretary

Print name: Chan Su Shan (Ms)

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Wednesday, May 12, 2004 3:29 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

135616.pdf

ASX confirms the release to the market of Doc ID: 135616 as follows:
Release Time: 12-May-2004 17:29:01
ASX Code: SGT
File Name: 135616.pdf
Your Announcement Title: Appendix 3B - 1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**44,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes	
5	Issue price or consideration	S$2.26 for each ordinary share	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999	
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12/05/2004	
		Number	**+Class**
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,770,414,769	Ordinary shares
		Number	**+Class**
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575 202,864,075	Ordinary shares held by Temasek which are not quoted. Singapore Telecom Share Option Scheme 1999 Options
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 12 May 2004
Company Secretary

Print name: Chan Su Shan (Ms)

SEC File No: 82-3622

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Thursday, May 13, 2004 2:04 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

135892.pdf

SEC MAIL PROCESSING RECEIVED JUN 01 2004 WASH. D.C. 155 SECTION

```
ASX confirms the release to the market of Doc ID: 135892 as follows:
Release Time: 13-May-2004  16:03:57
ASX Code: SGT
File Name: 135892.pdf
Your Announcement Title: Appendix 3B - 3
```

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**35,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13/05/2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,770,626,469	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575	Ordinary shares held by Temasek which are not quoted.
		202,652,375	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

+ See chapter 19 for defined terms.

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders
36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over
37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 13 May 2004
Company Secretary

Print name: Chan Su Shan (Ms)

+ See chapter 19 for defined terms.

SEC File No: 82-3622

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Thursday, May 13, 2004 2:05 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

SEC MAIL PROCESSING
RECEIVED
JUN 01 2004
WASH. D.C. 155 SECTION

135891.pdf

```
ASX confirms the release to the market of Doc ID: 135891 as follows:
Release Time: 13-May-2004  16:04:08
ASX Code: SGT
File Name: 135891.pdf
Your Announcement Title: Appendix 3B - 2
```

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**5,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.84 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13/05/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,770,591,469	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek which are not quoted.
202,687,375	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

+ See chapter 19 for defined terms.

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

	Number	+Class
42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 13 May 2004

Company Secretary

Print name: Chan Su Shan (Ms)

+ See chapter 19 for defined terms.

SEC File No: 82-3622

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Thursday, May 13, 2004 2:04 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

RECEIVED JUN 01 2004 SEC MAIL PROCESSING SECTION WASH. D.C. 155

135890.pdf

```
ASX confirms the release to the market of Doc ID: 135890 as follows:
Release Time: 13-May-2004  16:03:25
ASX Code: SGT
File Name: 135890.pdf
Your Announcement Title: Appendix 3B - 1
```

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**67,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.69 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13/05/2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,770,586,469	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575	Ordinary shares held by Temasek which are not quoted.
		202,692,375	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

+ See chapter 19 for defined terms.

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 13 May 2004
Company Secretary

Print name: Chan Su Shan (Ms)

+ See chapter 19 for defined terms.

SEC File No: 82-3622

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Friday, May 14, 2004 3:23 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

136226.pdf

ASX confirms the release to the market of Doc ID: 136226 as follows:
Release Time: 14-May-2004 17:22:55
ASX Code: SGT
File Name: 136226.pdf
Your Announcement Title: Appendix 3B - 2nd

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**4,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14/05/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,770,782,469	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek which are not quoted.
202,496,375	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 14 May 2004
Assistant Company Secretary

Print name: Lim Li Ching (Ms)

SEC File No: 82-3622

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Friday, May 14, 2004 3:23 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

136224.pdf

```
ASX confirms the release to the market of Doc ID: 136224 as follows:
Release Time: 14-May-2004  17:22:34
ASX Code: SGT
File Name: 136224.pdf
Your Announcement Title: Appendix 3B - 1st
```

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**152,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.69 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14/05/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,770,778,469	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek which are not quoted.
202,500,375	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 14 May 2004
Assistant Company Secretary

Print name: Lim Li Ching (Ms)